Filed pursuant to Rule 253(g)(2)
File No. 024-11369

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

OFFERING CIRCULAR DATED JANUARY 14, 2021

GREENFIELD GROVES INC.

50,000,000 Shares of Common Stock

18575 Jamboree Road #6
Irvine, CA 92612
+1 (541) 581-0470
www.greenfieldgroves.com

Greenfield Groves Inc., a Nevada benefit corporation (the “Company”, “we”, or “our”) is offering up to 50,000,000 (the “Maximum Amount”) shares (the “Shares”) of our Common Stock, par value $0.00001 per share (“Common Stock”) to be sold in this offering (the “Offering”). The Shares are being offered at a purchase price of $1.00 per Share on a “best efforts” basis. See “Securities Being Offered” beginning on page 54 for a discussion of certain items required by Item 14 of Part II of Form 1-A. We are selling our Shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Shares either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with this Offering. This Offering will terminate on the earlier of (i) January 13, 2023, (ii) the date on which the Maximum Amount is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering (in each such case, the “Termination Date”). There is no escrow established for this Offering, although the Company reserves the right to establish an escrow and engage an escrow agent in its discretion. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Amount, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Amount or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, Offering expenses, working capital and general corporate purposes and other uses, as more specifically set forth in the “Use of Proceeds to Issuer” section of this offering circular (the “Offering Circular”). The minimum investment amount from an investor is $1,000.00 for the purchase of 1,000 Shares; however, we expressly reserve the right to waive this minimum in the sole discretion of our management. We commenced the sale of the Shares immediately following the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) was qualified by the United States Securities and Exchange Commission (the “SEC”).

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Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 7 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions	Proceeds to the Company(2)	Proceeds to Other Persons
Per Share	$1.00	(1)	$0.99	None
Total(3)	$50,000,000.00	(1)	$49,475,000.00	None

(1)
The minimum investment amount for each subscription is 1,000 Shares or $1,000.00. The Offering may be made, in management’s discretion, directly to investors by the management of the Company on a “best efforts” basis.  We reserve the right to offer the Shares through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with this Offering.  The Company has agreed to pay Dalmore a one-time advance fee of $5,000 to cover out-of-pocket expenses, as well as a 1% commission on the aggregate amount raised by the Company from investors in the Offering, plus a one-time consulting fee of $20,000 payable upon the issuance of a no objection letter from FINRA and qualification by the SEC, as described in the Broker-Dealer Agreement between the Company and Dalmore.

(2)
The amounts shown in the “Proceeds to the Company” column include a deduction of 1% for commissions payable to Dalmore on all the Shares being offered. The amount of total estimated proceeds to the Company in the table above also includes a deduction of $5,000 for the one-time advance fee payable to Dalmore to cover out-of-pocket expenses, as well as a deduction of $20,000 for the one-time consulting fee payable to Dalmore upon qualification by the SEC. The amounts shown are before deducting other organization and Offering costs to be borne by the Company, including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Shares (See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders”).

(3)
The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Shares are only being issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A+. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

Sale of the Shares of our Common Stock will commence on approximately January 14, 2021.

The Company is following the “Offering Circular” format of disclosure under Regulation A+.

The date of this Offering Circular is January 14, 2021
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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the “Offering Circular.” You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of the Offering Statement that we filed with the SEC using a continuous offering process.  Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular.  Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.  You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports that we will file periodically with the SEC.  The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. Although we believe that such data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on this data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to the “Company,” “we,” “our,” “us,” “Greenfield Groves” and “GGI” refer to the activities of and the assets and liabilities of the business and operations of Greenfield Groves Inc., a Nevada benefit corporation, and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	Our ability to manage our agribusiness, research and development, expansion, growth and operating expenses;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	The long-term success of our telehealth/telemedicine services and our branded consumer products will require significant capital resources and ongoing market adoption of our diverse consumer brands;
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Our current reliance on certain third parties to conduct various aspects of our vertical business model, including our marketing and distribution operations, and to provide private label opportunities to support our telehealth business segment;

•	The results of testing and trial activities for our compounded formulations;

•	The regulatory environment and market acceptance of our diversely branded products and distribution methods;
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The long-term success of our formulating, extracting, processing and farming operations will require significant capital resources and ongoing refinement to accomplish optimal cost metrics for improved end-product margins;

•	Our ability to protect our intellectual property and to develop, maintain and enhance our branded products;
•	Our ability to raise capital and the availability of future financing;
•	Our ability to continue as a going concern;
•	Our lack of operating history on which to judge our business prospects and management;
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Regulatory risks and changes in applicable laws, regulations and guidelines, including, without limitation, those related to the hemp-derived CBD industry, and risks and possible consequences of law enforcement under federal and state laws related to the hemp-derived CBD industry; and

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Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

Background Information

Greenfield Groves Inc. is a Nevada benefit corporation formed on February 19, 2019, headquartered in Irvine, California. The Company is an early stage company currently operating a forward-looking business model that is reimagining consumer-centric health and wellness from the ground up.

As a Nevada benefit corporation, the Company’s business is intended to create a material positive impact on society and the environment, taken as a whole, and to balance the interests of the Company’s stockholders, the interests of those materially affected by the Company’s conduct, and the Company’s public benefit purposes. As provided in our Amended and Restated Articles of Incorporation, the Company’s specific public benefit purposes are to (i) while remaining environmentally committed, improve the access to quality personal care and health care for women and those who rely on them, and (ii) promote economic opportunity for individuals and communities beyond the creation of jobs in the normal course of business. See “Benefit Corporation Status” below for additional information regarding the Company’s election to be treated as a benefit corporation under Nevada law.

The Company’s business plan is to reshape the way consumers are educated and connected to practitioners capable of remotely personalizing wellness and healthcare products, services and solutions for consumers. Core offerings to be provided through the Company’s platform span general medical applications and traditionally prescribed medicines, mental health services, alternative and holistic services and products including organically grown botanicals, hemp-derived cannabinoids (cannabidiol (“CBD”), cannabigerol (“CBG”), and cannabinol (“CBN”)), and other botanical ingredients found in modern-day self-care and home-care product formulations.

Greenfield Groves is committed to being a clean, transparent, sustainable health and wellness company that at its core is a technology company. Our social promise as a benefit corporation is to remain environmentally committed while developing proprietary technologies, transparent consumer product formulations, and medical partnerships that will produce an easily accessible, diverse, safe product and service offering intended to advance self-care to the next level for the global wellness and local telehealth markets.

The Company plans to build upon a Practitioner-to-Consumer platform (the “P2C Platform”) focused on leveraging artificial intelligence to connect consumers with the best holistic, alternative, and traditional medicine practitioner products and solutions for their individual wellness needs.

The Company is authorized to issue up to 450,000,000 shares of Common Stock, par value $0.00001 per share, and 50,000,000 shares of Preferred Stock, par value $0.00001 per share, of which 5,000,000 shares have been designated as Series A Preferred Stock. As of the date of this Offering Circular, there are 70,427,000 shares of our Common Stock issued and outstanding and 5,000,000 shares of our Series A Preferred Stock issued and outstanding. Shares of our Common Stock are subject to the relative rights and preferences of the shares of our Series A Preferred Stock. On any matter submitted to a vote of the stockholders, the shares of Series A Preferred Stock are entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock, voting together. Lindsay Giguiere, our Chief Executive Officer, President, director, founder and majority stockholder, holds all of the Company’s issued and outstanding Series A Preferred Stock (which is currently convertible, at the option of the holder, into 50,000,000 shares of Common Stock), and approximately 71% of the Company’s issued and outstanding Common Stock as of the date of this Offering Circular, and as such, exercises and will continue to exercise significant control over the Company, even if the Maximum Amount of Shares are sold in this Offering. Solely based on her ownership of all of the issued and outstanding Series A Preferred Stock, Lindsay Giguiere will control 51% of the voting power of the Common Stock and Series A Preferred Stock, voting together as a single class, following the Offering. In addition, assuming the Maximum Amount of Shares are sold, our executive officers will hold approximately 58% of the issued and outstanding shares of the Company’s Common Stock following the Offering.

Our mailing address is Greenfield Groves Inc., 18575 Jamboree Road #6, Irvine, California 92612, and our telephone number is +1 (541) 581-0470. Our primary website address is www.greenfieldgroves.com and we own several domains to support our various consumer branded product lines, which can be found through our primary website. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Business Summary

Greenfield Groves is an early stage company being developed into a vertically aligned, multifaceted business that creates a variety of health and wellness offerings through different applications of technology. The Company was formed in 2019 and has only recently begun operations and revenue generation. We are working toward establishing a foothold in the flourishing global telehealth/telemedicine, wellness, botanicals and hemp-derived cannabinoids markets. Significant business development activities to date include:
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Farming of 25 acres in Southern Oregon by Josh White, our Vice President and head of agribusiness operations, in the 2019 growing season, resulting in a yield of 50,000+ pounds of premium, organically grown and hand harvested, legally compliant (under 0.3% THC concentration) CBD hemp flower for extraction into our proprietary products, and the formation of a strategic partnership with Eagle Hemp, LLC to extract and process hemp-derived CBD oil from such hemp to be used by the Company for finished product development.

•	Formulation of a third-party white-label hemp-derived CBD brand.
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Entering in to an Asset Purchase Agreement for the acquisition of our telehealth/telemedicine software platform, which will provide a robust service offering to satisfy the Company’s long-term business objectives.

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Application of proprietary intellectual property across current business initiatives with scalable applications in place for all future initiatives from “the ground,” our agribusiness, through our telehealth and telemedicine services, to our direct-to-consumer sales of our finished branded products.

•	Solidifying the supply chain of packaging, manufacturing, distribution logistics and compliance testing for the Company’s flagship brand, Herban Goods.
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Completion of the strategic launch and marketing plans for the Herban Goods consumer-focused brand, including a blended distribution of direct-to-consumer and select retail store exposure. Forecasted seasonal launch dates for the Herban Goods product offerings are as follows:

o	Herban Goods direct-to-consumer packaged goods product launch – Underway;
o	Herban Goods practitioner-to-consumer telehealth launch (non-medicated consumer products) – Spring 2021; and
o	Herban Goods select retail store launch – Summer 2021.
•	Expansion of management team and operations to include industry experts.

The Company also maintains significant industry ties and has either obtained or is in the process of obtaining various certifications, including, without limitation, B Corporation certification, women-owned business certification from the Women’s Business Enterprise National Council (“WBENC”), Leaping Bunny certification, and U.S. Hemp Authority certification.

Description of Property

Real Property

Our corporate office is located in Irvine, California. Our corporate office space is leased on a month to month basis for a nominal monthly fee.  We also have office space available in Newport Beach, California at a rate of $1,305 per month provided by our Founder and CEO. We believe we have adequate space for our current operations and growth and expansion capabilities for the foreseeable future.

Intellectual Property

As of the date of this Offering Circular, the Company does not have any registered intellectual property. The Company has filed for various trademark protection surrounding our Herban Goods brand, and we currently have 10 applications for federal trademarks pending with the United States Patent and Trademark Office.

Our Products and Services

Through Greenfield Groves’ various consumer brands, the Company plans to strategically blend telehealth/telemedicine services with proprietary branded consumer goods. The Company derives its consumer products from a vertically aligned and sustainably focused supply chain including modern farming and manufacturing techniques. Our all-inclusive product and service offerings methodically create a multi-branded solution driven to exceed a consumer’s health and wellness expectations. The suite of specialty brands under development by the Company are driven to become the whole-body and home health fixtures for daily use, ultimately positioning the Company as a go-to platform for lifestyle health and wellness.

Intuitive, Influencer-to-Consumer Engagement

Through our proprietary brands, such as Herban Goods, Greenfield Groves intends to develop a consumer mindshare that extends beyond any one market and becomes synonymous with broader, more mainstream fashion, beauty, personal care and lifestyle brands, such as Goop, Glossier, and Honest Company. This will be accomplished through: (1) value-added education in formats spanning text, video and audio that inspires our target audiences due to the authenticity of the content as well as the source of the content; (2) product transparency from seed-to-shelf; and (3) connectivity among consumer and practitioners that fosters trust, personalization and branded customer engagement.

Our founder and Chief Executive Officer, Lindsay Giguiere, is an experienced entrepreneur, influencer and women-supporting-women advocate. Her nearly 20 years of experience spans personal care, health, wellness, fashion, and life-coaching. Her desire to influence and inspire women to thrive beautifully led to the growth of her personal brand and personal blog, “Luxuries of Life,” a modern, intuitive content platform and resource aimed to support women and all the luxuries that life has to offer, with a focus on health, beauty, fashion, travel, and lifestyle. The use of data analytics in Ms. Giguiere’s personal “Luxuries of Life” platform, which is owned and operated by Ms. Giguiere separate and apart from the Company, provides Ms. Giguiere with a better understanding of the needs of our targeted consumers, and enables her in her role as Chief Executive Officer of the Company to identify emerging trends in the markets we plan to serve. The Company and Ms. Giguiere are parties to an informal verbal agreement pursuant to which the Company is able to utilize such data analytics to assist in advancing the Company’s growth plans. The Company does not pay Ms. Giguiere under the arrangement.

Telehealth Practitioner-to-Consumer Platform

The telehealth/telemedicine market, especially in light of the COVID-19 global pandemic, is becoming vitally important as consumers are now migrating more toward virtual telehealth and telecommunications platforms to connect with traditional medical, alternative, and holistic practitioners and other wellness advisors for their complete health and wellness consultation needs.

Greenfield Groves recently entered into an Asset Purchase Agreement in September 2020 to acquire a telehealth software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. The closing of the Asset Purchase Agreement is expected to occur once the Company raises at least $1,000,000 in gross proceeds in this Offering.

The by-product of this platform is to establish and foster what we call Practitioner-to-Consumer Communities or “P2CC”. Consumers will be given access to a broader range of practitioners – from traditional physicians, to alternative and holistic practitioners, to wellness consultants. Automation tools will be incorporated to foster communication and engagement before and after scheduled sessions. The Company intends to explore, develop and implement both on-platform and off-platform API connectivity of our telehealth platform with popular third party health, fitness and wellness applications to collect additional data to aid consumers and practitioners in analyzing the consumer’s complete wellness journey. Gathering such data will allow for “gamification opportunities” that use general data to create leaderboards and healthy competition for increased motivation, personal achievement and goal setting.

The Company’s telehealth/telemedicine platform will be complemented with proprietary and white-label products that can be purchased by consumers to further support them with their wellness and health needs.

Product Formulations and Branded Finished Products

Herban Goods is the Company’s first branded consumer packaged product line to launch, which is a series of product collections that incorporate organically grown botanicals and the hemp-derived cannabinoids CBD, CBG and CBN, along with other botanicals as catalyst ingredients. The Company believes that plant-based ingredients that are exceptionally grown, harvested and formulated, produce high-caliber, sustainable products. This is desirable to today’s consumer seeking transparency throughout their daily regimen and the home including alternative medications, personal care, and healthy food products. Our products have been categorized to include a Nutrition & Wellness Collection and Beauty & Personal Care Collection.

To date, the Company has contracted (directly or through our third-party contract manufacturers) with four doctors and one pharmacist for the development of our product formulations. Our research and product development efforts to date have been conducted in compliance with applicable regulations and standards for dietary supplements and topically applied skin care products, which involves certificate of analysis third party lab testing, label claim third party lab testing, and compliance with applicable current Good Manufacturing Practices (“cGMP”) regulations for the manufacture of the Company’s products.  We note that CBD products, including botanicals, cosmetics, oral-hygiene products and products marketed as dietary supplements, which have not been approved by the FDA, have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and have not been evaluated by the FDA to determine what the proper dosage is, how they may interact with other drugs or foods, or whether they have dangerous side effects or safety concerns.

Our direct-to-consumer Herban Goods product launch is underway, and we expect to launch practitioner-to-consumer telehealth and retail sales of our Herban Goods products in 2021. Our product offerings are described in further detail in the “Description of Business” section of this Offering Circular.

The Marketplace and Competition

The Company is pursuing a unique market position in the following markets:
•	Telehealth/Telemedicine Market;
•	Global Wellness Market: Personal Care & Beauty Segment;
•	Global Wellness Market: Healthy Eating, Nutrition & Weight Loss Segment;
•	Global Wellness Market: Preventive & Personalized Health and Wellness Segment; and
•	Global Wellness Market: Traditional and Complementary & Alternative Medicines Segment;

The global wellness  and local telehealth/telemedicine markets are subject to rapid and intense technological and regulatory changes. We face, and will continue to face, competition in the development and marketing of our products and services from companies in the beauty, wellness, and botanicals, including hemp-derived CBD, CBG, CBN industries, retail and distribution companies, and research institutions and academic institutions engaged in competitive production, manufacturing, research and development, distribution and retail. Our ability to obtain and maintain a competitive position in these markets will depend upon, among other things:
•	The level of competition in the markets in which we operate;
•	The Company’s ability to achieve and maintain brand loyalty; and
•	The Company’s ability to navigate the changing regulatory environment surrounding our product and service offerings.

Benefit Corporation Status

As a demonstration of our commitment to balance environmental concerns and community benefits through the development of solutions that improve access to health and wellness opportunities for individuals and communities, we elected in August 2020 to be treated as a benefit corporation under Nevada law. Benefit corporations are a relatively new class of corporations that are intended to produce a general public benefit.  In accordance with Nevada law, our Amended and Restated Articles of Incorporation require the Company to be managed in a manner that balances the interests of the Company’s stockholders, the interests of those materially affected by the Company’s conduct, and the general and specific public benefit purposes identified in the Company’s Amended and Restated Articles of Incorporation. As a Nevada benefit corporation, we are also required to distribute to our stockholders an annual benefit report that describes and assesses our public benefit performance, as measured against an objective third-party standard. The annual benefit report must be sent to each stockholder within 120 days following the end of the Company's fiscal year, or at the same time the Company delivers any other annual report to its stockholders, and the Company is required to post its annual benefit reports publicly on the Company's website.

The specific public benefits our Company promotes are: (i) the improvement of access to quality personal care and healthcare for families, and (ii) the promotion of economic opportunity for individuals and communities. Being a benefit corporation underscores our commitment to our purpose and our stakeholders, including health and wellness practitioners, consumers, communities and the environment, our employees and our stockholders.

In order to measure the Company’s public benefit performance on an annual basis, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization that creates standards, policies and tools for business, certifies companies that are leaders in their communities, and incentivizes others to follow their lead. We are currently in the process of applying for certification as a “Certified B Corporation” through this independent third party. In order to qualify and be certified as a Certified B Corporation, companies must complete a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impact its workers, customers, suppliers, community and the environment. Once the assessment is completed, the independent third party will verify the Company’s score to determine whether the Company meets the requirements for certification. Once certified, the Company will be required to update its assessment and verify its updated score every three years. See “Benefit Corporation Status” within the “Description of Business” section and the “Securities Being Offered” section for more information regarding our status as a Nevada benefit corporation.

Summary of Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks and unknown factors, as more fully described in the section titled “Risk Factors” beginning on page 7. These risk factors include, among others:

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Our ability to successfully develop and implement our telehealth and telemedicine platform, the acquisition of which will not be completed until the Company has raised at least $1,000,000 in gross proceeds in the Offering;

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Our ability to attract and retain industry experts and specialists to serve on our leadership and advisory teams, and to attract practitioners and wellness consultants to our telehealth and telemedicine platform;

•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to protect our IP and to develop, maintain and enhance our branded products;
•	The long-term success of our telehealth/telemedicine services and our branded consumer products will require significant capital resources and ongoing market adoption of our diverse consumer brands;
•	Our current reliance on certain third parties to conduct various aspects of our vertical business model;
•	The success of our ongoing development of brand curated content across marketing channels for consumer education, engagement and inspiration;
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The success of our ongoing development, implementation, and optimization of various customer acquisition funnels across established marketing media platforms, affiliates, blogs, and other consumer channels;

•	Our ability to grow a diversified and balanced team and develop partnerships that support the execution of our business plan and achievement of our business objectives;
•	Successful launch of the Company’s specialty brands;
•	Our ability to achieve and maintain brand loyalty;
•	Our ability to raise capital and the availability of future financing;
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Unpredictable events, such as the COVID-19 pandemic, and associated business disruptions which could seriously harm our revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital;

•	The regulatory environment and market acceptance of our diversely branded products and distribution methods;
•	Regulatory risks and changes in applicable laws, regulations and guidelines; and
•	Our duty, as a Nevada benefit corporation, to balance a variety of interests may result in certain actions that may not maximize stockholder value.

Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, we have funded operations primarily with capital from our founder to support expenditures, along with cash flow generated through our normal course of business operations. Our future viability is largely dependent upon our ability to raise additional capital to finance our operations as we continue to grow our business. Our management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although our management continues to pursue these plans, there is no assurance that we will be successful with this Offering or in obtaining sufficient financing on terms acceptable to us to continue to finance our operations, if at all. These circumstances raise substantial doubt about our ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

REGULATION A+

We are offering Shares of our Common Stock pursuant to rules of the SEC mandated under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer of up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we are required to publicly file annual, semiannual, and current event reports with the SEC.

THE OFFERING

Issuer:	Greenfield Groves Inc., a Nevada benefit corporation.

Shares Offered:	A maximum of 50,000,000 Shares of our Common Stock at an offering price of $1.00 per Share.

Number of shares of Common Stock Outstanding before the Offering (1):	70,427,000 shares of Common Stock.

Number of shares of Common Stock to be Outstanding after the Offering (1):	120,427,000 shares of Common Stock if the Maximum Amount is sold.

Price per Share:	$1.00

Maximum Amount:	50,000,000 Shares of our Common Stock, at an offering price of $1.00 per Share, for total gross proceeds of $50,000,000.

Use of Proceeds:
If we sell all of the 50,000,000 Shares being offered, our net proceeds (after estimated Offering expenses) will be approximately $45,000,000. We will use these net proceeds for research and development expenses, Offering expenses, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

Risk Factors:	Investing in our Common Stock involves a high degree of risk. See “Risk Factors” starting on page 7.

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In addition, there are 50,000,000 shares of Common Stock reserved for issuance under our 2019 Equity Incentive Plan, of which 6,600,000 shares of Common Stock will be issuable upon exercise of outstanding option grants at $0.00001 per share and 650,000 shares of Common Stock will be issuable upon exercise of outstanding option grants at $0.50 per share. Additionally, there are 5,000,000 shares of Series A Preferred Stock issued and outstanding, which may be converted, at the option of the holder, into 50,000,000 shares of Common Stock.

The form of Subscription Agreement to be used in the Offering provides that investors may be subject to a lock-up period if requested by the Company and any lead underwriter in an underwritten offering of the Company’s securities under the Securities Act. This provision may affect investors in the Offering in the event the Company elects to conduct an underwritten initial public offering of its securities following the Offering.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our shares of Common Stock could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to our Business and Industry

Our limited operating history makes it difficult for potential investors to evaluate our business prospects and management.

The Company was incorporated on February 19, 2019 and only commenced operations thereafter. Accordingly, we have a very limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties, and we cannot assure you that the Company will achieve or sustain profitability in the future. The Company’s prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, such as the contemplated Offering, our ability to develop and market new products, control costs, and general economic conditions. We cannot assure you that the Company will successfully address any of these risks.

Our financial situation creates doubt whether we will continue as a going concern.

Since inception, the Company has incurred losses and has an accumulated deficit of $1,275,742 as of June 30, 2020. Further, we expect to incur a net loss for the fiscal year ending December 31, 2020 and thereafter, primarily as a result of increased operating expenses. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations, or obtain funding from this Offering or additional financing through private placements, public offerings and/or bank financing, necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available or, if available, on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. Our auditors have indicated that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will face intense competition and low barriers to entry in the market, and may be unable to compete effectively in the markets in which it operates and intends to operate in the future.

Our products and services, including our consumer products, are offered in highly competitive markets that may be characterized by aggressive price competition and resulting downward pressure on gross margins, frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in product price/performance characteristics, rapid adoption of technological advancements by competitors and price sensitivity on the part of consumers and businesses. Additionally, our consumer products may compete on the basis of product performance, brand recognition and price. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. If our advertising, marketing and promotional programs are not effective or adequate, our net sales may be negatively impacted.

Some of our competitors may be better positioned to develop superior product features and technological innovations, able to spend more aggressively on advertising and promotional activities, and able to better adapt to changing market conditions than us. Our ability to compete depends upon, among other things, consistent, high product quality, short lead-time, timely delivery, competitive pricing, range of product offerings and superior customer service and support. Increased competition in the markets in which we operate may force us to reduce our product prices or may result in increased costs, and may have a material adverse effect on our business and operating results. Any decrease in the quality of our products or level of service to customers, or any forced decrease in product pricing, may adversely affect our business, financial condition and results of operations.

We believe the Company will be able to compete effectively because of the quality of our products and customer service, combined with our direct-to-consumer and P2C distribution opportunities through our telehealth/telemedicine platform. However, there can be no assurance that the Company will effectively compete with existing or future competitors. Increased competition may also drive the prices of our products down, which may have a material adverse effect on our results of operations in future periods.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, hostilities and social unrest, medical epidemics or pandemics such as the COVID-19 outbreak, changes in government policies, and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition, delay our hemp cultivation, product development and marketing efforts, and increase our costs and expenses. These types of unpredictable events can adversely affect consumer spending and confidence levels and product supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects.

The spread of the novel coronavirus, or COVID-19, underscores certain investment risks, such as the severe impact on all economic activity in the United States for an uncertain duration, including, without limitation, risks of liquidity and cash flows in the financial markets, and uncertainty for all market participants.  While some of this uncertainty and recent market volatility may be mitigated by the March 27, 2020 passage of the Coronavirus Aid, Relief, and Economic Security Act, or “the CARES Act,” the rapid development and fluidity of this situation precludes any prediction as to any ultimate adverse effects of COVID-19 on the Company or the markets in which we operate and plan to operate. In light of the recent COVID-19 pandemic, there could be an impact on sourcing materials and ingredients that are used to manufacture our products. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. Neither the duration nor scope of the disruptions resulting from COVID-19 can be accurately predicted.

The ultimate impact of such unpredictable events on the Company and any third-party suppliers is unknown, but our operations and financial condition could suffer in the event of any of these types of events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Increasing awareness of health and wellness are driving changes in the consumer products industry, and if we are unable to react in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

We must continuously anticipate and react, in a timely and cost-effective manner, to changes in consumer preferences and demands, including changes in demand driven by increasing awareness of health and wellness, and consumer and regulator demands for transparency or cleaner labels with respect to product ingredients. Consumers, especially in developed economies such as the United States and Canada, are rapidly shifting away from products containing artificial ingredients to natural, healthier alternatives. In addition, there has been a growing demand by consumers, non-governmental organizations and governmental agencies to provide more transparency in product labeling. These trends could affect the types and volumes of our ingredients included in our consumer product offerings, and could affect the demand for our products. If we are unable to react to or anticipate these trends in a timely and cost-effective manner, our results of operations and future growth may be adversely affected.

Growth of operations will depend on the acceptance of our products and consumer discretionary spending.

The acceptance of our personal care and wellness products, food and beverage products and other planned products by both consumers and retailers is critically important to our success. Our business could be harmed if there are shifts in retailer priorities and shifts in user preferences away from our products, and if we are unable to develop effective products that appeal to both retailers and consumers. Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. We may experience an inability to generate revenue during economic downturns or periods of uncertainty, where consumers may purchase products that are cheaper or forego purchasing discretionary personal care and wellness products. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our products may not become, or continue to be, appealing to consumers, which could decrease our revenues and adversely affect our business.

Demand for the products we sell depends on many factors, including the number of customers we are able to attract and retain over time, the competitive environment in the personal care and wellness products industry, as well as the retail industry as a whole. Lack of demand may force us to reduce prices below our desired pricing level or increase promotional spending. Additionally, the inability to anticipate changes in consumer preferences and to meet consumers’ demands in a timely and cost-effective manner could result in declines in the demand for the products we offer, which could adversely affect our sales, cash flows and financial condition.

We are subject to risks inherent to suppliers in an agricultural business, including the risk of crop failure.

A significant portion of our current business involves hemp cultivation. Hemp is an agricultural product. As such, its supply is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases, and similar agricultural risks. There can be no assurance that natural elements, including severe weather conditions, insects and plant diseases, will not interrupt our cultivation and production activities and have an adverse effect on our business.

We may not be able to transport our hemp products to customers in a safe and efficient manner.

The logistics and transportation of our hemp products depend on fast and efficient third-party transportation services. Any prolonged disruption of third-party transportation services could have a material adverse effect on our ability to bring our products to the market, thereby impacting our sales volumes or our end users’ satisfaction with our services. Rising costs associated with third-party transportation services used to ship our products may also adversely impact our business, financial condition and results of operations. In addition, any breach of security during product transport or delivery could result in the loss of high-value product, which could have a material adverse effect on our business.

Future acquisitions or strategic investments and partnerships could be difficult to identify and integrate with our business, disrupt our business, and adversely affect our financial condition and results of operations.

We may seek to acquire or invest in businesses and product lines that we believe could complement or expand our product offerings, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not the acquisitions are completed. Future acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial position and results of operations. In addition, if an acquired business or product line fails to meet our expectations, our business, financial condition, and results of operations may be adversely affected.

We may depend on a limited number of suppliers of raw materials and packaging materials for our products.

As we grow our business and product development efforts, we may rely on a limited number of suppliers for raw materials and packaging materials used to make and package our products. Our success will depend in part upon our ability to consistently obtain such materials at a quality that meets our requirements. The price and availability of these materials are subject to market conditions. Increases in the price of our products due to an increase in the cost of raw materials and packaging materials could have a negative effect on our business. If we cannot obtain sufficient quantities of raw materials and packaging materials, delays or reductions in product shipments could occur, which would have a material adverse effect on our business, financial condition, and results of operations. The supply and price of raw materials used to produce our products can be affected by several factors beyond our control. In addition, our results of operations depend upon our ability to accurately forecast our requirements of raw materials. Any failure by us to accurately forecast our demand for raw materials could result in an inability to meet higher than anticipated demand for products or the production of excess inventory, either of which may adversely affect our results of operations.

We depend on third party manufacturers for a portion of our business.

A portion of our revenue will be dependent on third party manufacturers. The majority of these manufacturers’ business comes from producing or selling either their own products or our competitors’ products. As independent companies, these manufacturers make their own business decisions. They may determine whether, and to what extent, they manufacture our products, our competitors’ products, and their own products. They may devote more resources to other products or take other actions detrimental to our brands. Usually they can terminate their manufacturing arrangements without cause. The financial condition of our third-party manufacturers could also be adversely affected by conditions beyond our control, and our business could suffer as a result. Any of these factors could negatively impact our business and results of operations.

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our commercial success will depend in part on our ability to obtain and maintain appropriate intellectual property protection in the United States and foreign countries with respect to our proprietary formulations and products. Our ability to successfully implement our business plan depends on our ability to build and maintain brand recognition using trademarks, service marks, trade dress and other intellectual property. We may rely on trade secret, trademark, patent and copyright laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The steps we have taken and the steps we will take to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights. If our efforts to protect our intellectual property are unsuccessful or inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on the Company’s business and prevent our brands from achieving or maintaining market acceptance.

Protecting against the unauthorized use of our trademarks, patented technology and other intellectual property rights may be expensive, difficult and in some cases not possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, and proving any such infringement may be even more difficult.

We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products, and to use our related proprietary formulations and technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products. Third parties may assert infringement claims against us, and if we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our products. However, we may not be able to obtain any such required license on commercially reasonable terms, or at all. Under certain circumstances, we could be forced to cease commercializing the applicable product. In addition, we could be found liable for monetary damages in any such action. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business. We attempt to ensure that our products and the methods we employ to manufacture them, as well as the methods for their uses we intend to promote, do not infringe other parties’ proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert infringement claims against us in any event.

The Company will be subject to the risk of significant loss in the event of any product liability claim or regulatory action.

Our products will be produced for sale both directly and indirectly to end consumers, and therefore we face an inherent risk of exposure to product liability claims, regulatory action and litigation related to our products alleging that our products have caused significant loss or injury. Previously unknown adverse reactions resulting from human use of our products, alone or in combination with other medications or substances, could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness or include inadequate instructions for use or warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs to produce our products and could have a material adverse effect on our business and results of operations.

The Company is operating in an emerging and rapidly evolving industry where the market opportunity cannot yet be determined.

The hemp-infused products industry is in a nascent stage, and there is a relative lack of information regarding comparable companies available for potential investors to review in deciding whether to invest in the Company. Accordingly, investors will have to rely on their own estimates in deciding whether to invest in the Company’s Common Stock. There can be no assurance that our estimates are accurate or that the market size is sufficiently large for our business to grow as projected, which may negatively impact financial results. Furthermore, the size of the personal care and wellness consumer products market is large, and it will be difficult to acquire significant market share at the outset with regard to the sale of our products.

The Company may not be able to effectively establish brand recognition.

We believe that maintaining and promoting our brands is critical to expanding and maintaining our customer base, and that the development of our trade names and various brands are critical to achieving widespread awareness of our product and service offerings. We also believe that the importance of brand recognition will increase as competition in our market increases. Maintaining and promoting our brand will depend largely on our ability to continue to provide quality, reliable and innovative products, which we may not do successfully. We may introduce new products or services that our customers do not like, which may negatively affect our brand and reputation. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve our goals. If we fail to successfully promote and maintain our brand, or if we incur excessive expenses in this effort, our business and results of operations could be materially and adversely affected.

The Company is dependent upon the contributions of its key personnel and outside consultants.

Our success and future growth will depend, to a significant degree, on the continued efforts of our directors and officers to develop the business and manage operations, and on their ability to attract and retain key technical, scientific, sales and marketing personnel and/or consultants, as well as physicians, healthcare professionals and wellness consultants to participate in our telehealth/telemedicine platform. The loss of any key person or the inability to attract and retain new key persons could have a material adverse effect on our business. Competition for qualified technical, scientific, sales and marketing personnel, as well as officers and directors, can be intense, and we can provide no assurance that we will be able to attract or retain key personnel in the future. Our inability to retain and attract the necessary personnel could adversely affect our business, financial condition and results of operations.

Our ongoing investment in new product lines and products and technologies is inherently risky and could disrupt our business.

We expect to continue to invest in new product lines, products, and technologies as we continue to grow our business and operations. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, insufficient revenues to offset liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, and unidentified issues not discovered in our due diligence of such investments. Because these new ventures are inherently risky, such product investments and offerings may not be successful and could adversely affect our reputation, financial condition, and operating results.

The Company will have limited ability to ensure that its third-party service providers comply with applicable cGMP requirements.

The Company and its third-party manufacturers and suppliers must comply with applicable current Good Manufacturing Practices (“cGMP”) regulations for the manufacture of the Company’s products, which are enforced by the United States Food and Drug Administration (the “FDA”) through its facilities inspection program. cGMP certification ensures that products regulated by the FDA are consistently produced and controlled in accordance with the quality standards appropriate for their intended use and as required by applicable marketing authorizations. cGMP is aimed primarily at diminishing the risks inherent in any pharmaceutical production, which may broadly be categorized in two groups: cross contamination/mix-ups and false labelling. In short, the cGMP requirements include quality control, quality assurance and the maintenance of records and documentation, among other items. The FDA may conduct inspections of the Company and our third-party manufacturers to ensure compliance with such regulations.  To the extent any of the Company’s products are FDA-regulated, the Company and any third-party manufacturers engaged by the Company may be unable to comply with applicable cGMP requirements, among other regulatory requirements. A failure to comply with these requirements may result in fines, product recalls or seizures and related publicity requirements, injunctions, total or partial suspension of production, civil penalties, warning letters, import or export bans or restrictions, or criminal prosecution and penalties. Any of the foregoing will likely result in a delay or prohibition of the promotion, marketing or sale of our products. If the safety of any products supplied to us is compromised due to a third-party manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to successfully sell our products. We cannot assure you that any third-party manufacturers engaged by the Company will continue to reliably supply products to us at the levels of quality, or the quantities, we require, and in compliance with applicable laws and regulations, including cGMP requirements.

The closing of the acquisition of our telehealth/telemedicine platform is subject to the satisfaction or waiver of certain closing conditions set forth in the Asset Purchase Agreement, and there is a risk that the closing will not occur if those conditions are not satisfied or waived.

The Company entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire the telehealth/patient communications and customer relationship management software platform that the Company plans to use to build and launch its telehealth/telemedicine services business. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur after the Company has raised at least $1,000,000 in gross proceeds under this Offering. The closing of the Asset Purchase Agreement is subject to the satisfaction or waiver of certain closing conditions, including: (i) the accuracy of the representations and warranties of the parties set forth in the Asset Purchase Agreement as of the closing; (ii) the performance by the parties of all covenants and obligations set forth in the agreement which are required to be performed or complied with at or prior to the closing; (iii) the receipt of all necessary third party consents, waivers and releases required to be obtained in connection with the asset purchase transactions; (iv) the release of any and all liens and security interests on the purchased assets, if any; (v) the completion of the Company’s due diligence on the seller and the purchased assets; and (vi) the Company’s receipt of at least $1,000,000 in gross proceeds in the Offering. Accordingly, the closing of the Asset Purchase Agreement is contingent on the Company’s receipt of at least $1,000,000 in gross proceeds in the Offering. If we are unable to raise the minimum amount required by the Asset Purchase Agreement, we may not be able to close the transaction and acquire the software assets needed to launch our planned telehealth/telemedicine business.

In our planned telehealth business, we will be dependent on our relationships with affiliated professional entities and physicians to provide physician services.

We intend to employ an MSO structure for our telehealth business.  Although we carefully analyze each MSO arrangement from a contractual, remuneration and professional standards basis, there is a risk that certain U.S. state authorities may find that our MSO telehealth arrangements violate applicable laws prohibiting the corporate practice of medicine. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing a physician’s professional judgment. The extent to which a state considers particular actions or contractual relationships to constitute improper influence of professional judgment will vary among those states that have adopted corporate practice of medicine regulations/policies.  Moreover, such policies are subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot guarantee that subsequent interpretation of the corporate practice of medicine regulations/policies will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in at least 42 states, though the broad variation between state application and enforcement of the doctrine makes an exact count difficult.

We do not have an ownership interest in any of the professional entities with which we may contract for the provision of telehealth services, and those professionals with whom we enter into MSO arrangements will not have any ownership interest in the Company (or in any affiliate). While we expect that these relationships, once established, will continue, we cannot guarantee that they will. A material change in our relationships with any contracted professional entities or individual physicians, whether resulting from a dispute among the parties, a change in applicable government regulations, or the loss of these affiliations, could impair our ability to provide telehealth services and could have a material adverse effect on our business, financial condition and results of operations.

In addition to the foregoing, the economics of MSO arrangements vary among those states prohibiting the corporate practice of medicine. More specifically, the MSO fees that we are permitted to charge for MSO-related services that we render range significantly depending on the state. Furthermore, the frequency by which economic/remuneration constructs can be modified are usually limited. As a result, the remuneration we receive under an MSO structure may not warrant the work that we invest.

The telehealth market is immature and volatile, and if it does not develop, or if it develops more slowly than we expect or encounters negative publicity, the growth of our business will be harmed.

The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend, to a certain extent, on the willingness of our customers to use, and to increase the frequency and extent of their utilization of, our telehealth solutions. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our planned telehealth services. Any of these events could have a material adverse effect on our business, financial condition and results of operations. Moreover, as with many areas of healthcare in the U.S. healthcare system, as telehealth becomes a more accepted standard of care and is utilized more widely, the reimbursement rates and fees that one may charge for telehealth services will likely be lowered by payers and government programs alike.

Our growth depends in part on the success of our strategic relationships with third-parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including partner organizations and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to, or utilization of, our products and services. If we are unsuccessful in establishing or maintaining relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

Our telehealth business and growth strategy depend on our ability to maintain and expand a network of qualified providers.

Our success in the telehealth market will be dependent upon our continued ability to maintain a network of qualified telehealth providers. If we are unable to recruit and retain board-certified physicians and other healthcare professionals, our business, results of operations, and our ability to grow would be adversely affected. Conversely, if we establish and grow our provider network before we have the requisite market demand to rationalize such costs, we may find ourselves having expended much needed resources too soon.  In any particular market, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our customers, or difficulty meeting regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with providers also may be negatively impacted by other factors not associated with us, such as changes in reimbursement levels and other pressures on healthcare providers, and consolidation activity among hospitals, physician groups and healthcare providers. The failure to secure or maintain cost-effective provider contracts may result in a loss of or inability to grow our customer base in existing and/or new markets, higher costs, healthcare provider network disruptions, less attractive service for our customers, care delivery issues, and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

Rapid technological change in the telehealth industry presents us with significant risks and challenges.

The telehealth market is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry and regulatory standards. Our success will depend on our ability to enhance our solutions with next-generation technologies and to develop and market new services to access new consumer populations. There is no guarantee that we will possess the resources necessary for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Furthermore, as more states across the U.S. onboard telehealth as a recognized form of healthcare services, the technical requirements imposed by such states may prevent us from being able to offer telehealth in those states where our ability to comply is tenuous or unachievable.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. To the extent that any disruption or security breach results in loss or damage to our data or applications, or other data or applications, relating to our technology or products, or inappropriate disclosure of confidential or proprietary information, we could incur increased costs and liabilities, as well as delays in product development.

The Company may be unable to effectively manage future growth.

Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Rapid growth of our business may significantly strain our management, operations and technical resources. We may not obtain large-scale orders for our products and if we do, we may not be able to satisfy large-scale production requirements on a timely and cost-effective basis. Our inability to deal with this growth may have a material adverse effect on our business, financial condition, results of operations and prospects.

Litigation and publicity concerning product quality, health, and other issues could adversely affect our results of operations, business, and financial condition.

Our business could be adversely affected by litigation, enforcement actions, investigations and formal or informal complaints from customers, patients, government authorities, employees or consultants resulting from product defects or contamination, operations, workplace inspections, alleged data breaches, or other issues. Adverse publicity about these allegations may negatively affect us, whether or not the allegations are true, by discouraging customers from buying our products or utilizing our services. We could also incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result. Any such litigation, complaints, enforcement actions or other proceedings could consume considerable amounts of financial and other corporate resources and divert our management’s attention away from carrying out our business plan, which could have a material adverse impact on our business, financial condition, results of operations and growth prospects.

Insurance coverage may not be sufficient to cover losses we may incur.

Our current and expected business activities expose us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, we cannot assure investors that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property, and directors’ and officers’ liability insurance. We cannot assure you that we will be able to obtain and maintain adequate insurance coverage on favorable terms, or at all, in the future.

Regulatory Risks

We are subject to laws and regulations and guidelines, changes in which could increase our costs and adversely affect our business.

We are subject to laws and regulations affecting our operations in a number of areas. These laws and regulations affect the Company’s activities in areas including, but not limited to, the hemp business in the United States, the consumer products and nutritional supplement markets in the United States, consumer protection, labor, intellectual property ownership and infringement, import and export requirements, federal and state healthcare, environmental and safety. The successful execution of our business objectives will be contingent upon our compliance with all applicable laws and regulations and obtaining all necessary regulatory approvals, permits and registrations, which may be onerous and expensive. Any such costs, which may rise in the future as a result of changes in such applicable laws and regulations and the expansion of the Company’s business, could make our products and services less attractive to our customers, delay the introduction of new products, and require the Company to implement policies and procedures designed to ensure compliance with applicable laws and regulations.

We may violate applicable government laws and regulations.

We are subject to a variety of federal, state, and local laws and regulations in the United States and foreign countries, some of which are rapidly changing or conflicting. These laws and regulations apply to many aspects of our business, including the manufacture, safety, labeling, transportation, advertising, and sale of our products, and the provision of our planned telehealth/telemedicine services. Violations of these laws or regulations in the manufacture, safety, labeling, transportation and advertising of our products or provision of telehealth/telemedicine services could damage our reputation and/or result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could cause increased compliance costs or capital expenditures.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, and may result in our inability to provide certain products and services to our customers. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, or if customers make claims against us for compensation, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees and costs. Enforcement actions and sanctions could further harm our business, financial condition, and results of operations.

Our planned telehealth business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our planned services in certain jurisdictions.

Our ability to offer telehealth services in a particular state or non-U.S. jurisdiction is directly dependent upon the applicable laws governing remote healthcare, the practice of medicine, and healthcare delivery in general in such jurisdiction, which are subject to changing political, regulatory and other influences. State medical boards may establish new rules or interpret existing rules in a manner that may limit or restrict our ability to conduct our business in those states as it may be conducted in other states.

The extent to which any state or non-U.S. jurisdiction considers particular actions or relationships to constitute practicing medicine is subject to change and evolving interpretations by medical boards and state attorneys general (in the case of states within the United States), and by relevant regulatory and legal authorities in non-U.S. jurisdictions. We will be required to monitor our compliance with applicable laws and regulations in each jurisdiction in which we plan to operate, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of telehealth services, in one or more jurisdictions may change in a manner that is detrimental to our business. If an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

The United States healthcare industry is heavily regulated, and if we fail to comply with applicable laws and government regulations, we may incur penalties or be required to make significant changes to our operations.

The United States healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we will provide and bill for telehealth services, our contractual relationships with our providers, vendors and clients, our marketing activities, and other aspects of our planned operations. Of particular importance are:
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The federal physician self-referral law, commonly known as the Stark Law, that generally prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services.

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The federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for, or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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The criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their implementing regulations (collectively, “HIPAA”), and related rules which prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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The federal False Claims Act, which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits.

•	Reassignment of payment rules which prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs.
•	Similar state law provisions pertaining to anti-kickback, self-referral and false claims issues.
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State laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions, or engaging in certain practices such as splitting fees with physicians.

•	Laws that regulate debt collection practices as applied to our debt collection practices.
•	Certain provisions of the Social Security Act that impose criminal penalties on healthcare providers who fail to disclose, or refund known overpayments.
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Federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered.

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Federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, and to report certain changes in their operations to the agencies that administer these programs.

Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with applicable regulatory requirements could impose liability on us and negatively affect our business. Any action against us for violation of these laws or regulations could cause us to incur significant legal expenses, divert our management’s attention from business operations, and result in adverse publicity.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our planned telehealth services business.

We would be subject to employment and withholding liabilities if our providers are characterized as employees.

We plan to structure our relationships with our healthcare providers in a manner that results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that our providers will be properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our providers are employees, and not independent contractors, we would be required to withhold income taxes, withhold and pay social security, Medicare and similar taxes, and pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that our providers are employees could have a material adverse effect on our business, financial condition and results of operations.

Our use and disclosure of personally identifiable information, including protected health information, is subject to federal and state privacy and security regulations, and our failure to comply with such regulations could result in significant liabilities or reputational harm.

Numerous state and federal laws and regulations, including HIPAA, govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information (“PII”), including protected health information (“PHI”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and by the business associates with whom such covered entities contract for services, including companies such as ours. HIPAA requires healthcare providers to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information.

Penalties for violations of HIPAA and its implementing regulations start at $114 per violation and are not to exceed $57,051 per violation, subject to a cap of $1.7 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents, and courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

HIPAA requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

In addition to the foregoing, as new technologies emerge and become widely used by our customers, there will be an increased expectation that we adopt these same tools to communicate and engage with our customers more effectively and efficiently. It is not uncommon to discover that the regulations under HIPAA fail to adequately address or contemplate these new technologies. As a result, we may be forced to choose between abstaining from using a specific tool or predicting how a regulator may interpret the regulations under HIPAA insofar as such technology is concerned. It’s entirely possible that our approach may diverge substantially from that of a regulator, thereby resulting in the imposition of fines, penalties and other adverse consequences on the Company.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. In many cases, such laws are more restrictive than, and may not be preempted by, HIPAA, and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

HIPAA standards establish rules concerning how PHI may be used, transmitted, disclosed and protected. Historically, state laws have primarily governed confidentiality issues, while HIPAA has been the primary regulatory body intended to protect a patient’s privacy of his or her PHI, or provide the patient with more access to his or her health information. However, as privacy and data security have become a greater area of focus and concern for states (particularly as an increasing number of healthcare paradigms are not be fully covered under HIPAA), many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA standards. We must operate our business in a manner that complies with all applicable laws, both federal and state, and facilitate a means for our customers to do the same. Any regulatory challenge to our operations could have an adverse effect on our operations, may require us to forego relationships with customers in certain states, and may restrict the territory available to us to expand our business. Even if we undertake best practices for the protection and management of patient information in our possession or under our control, we could be held liable for unauthorized use or disclosure of patient information as a result of third-party inadequate systems and controls to protect such information, or as a result of the theft of information by unauthorized computer programmers who penetrate our network security, all of which will likely be beyond our control. Enforcement of such laws and regulations against us could have a material adverse effect on our business, financial condition and results of operations.

The Company is subject to laws which are rapidly evolving and subject to changing interpretations, including the 2018 Farm Bill.

The production of hemp-infused products is contingent on the FDA and state laws, regulations, and guidance. While the 2018 Farm Bill removed hemp from Schedule I of the Controlled Substances Act (the “CSA”), the law did not change the FDA’s authority with respect to food or drugs. We intend to comply fully with all federal, state, and local laws, rules and regulations as we develop and produce our product lines. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

Our advertising is subject to regulation by the United States Federal Trade Commission (the “FTC”) under the Federal Trade Commission Act (the “FTCA”). In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which could materially impact our business. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products. Private actions may also seek relief for consumers, class action certifications, class wide damages and product recalls of products. Any actions against us by governmental authorities or private litigants could have a material adverse effect on our business, financial condition and results of operations.

Laws and regulations governing the use of hemp in food and beverages in the United States are broad in scope, subject to evolving interpretations and subject to enforcement by various regulatory agencies and law enforcement entities. Under the 2018 Farm Bill, a state or Indian tribe that desires to have primary regulatory authority over the production of hemp in the state or tribal territory must submit a plan to monitor and regulate hemp production to the Secretary of the United States Department of Agriculture (the “USDA”). The Secretary must then approve the state or tribal plan after determining if the plan complies with the requirements set forth in the 2018 Farm Bill. The Secretary may also audit the state or tribe’s compliance with the federally-approved plan. If the Secretary does not approve the state or tribe’s plan, then the production of hemp in that state or tribal territory will be subject to a plan established by the USDA. The USDA has not yet established such a plan. We anticipate that many states will seek to have primary regulatory authority over the production of hemp. States that seek such authority may create new laws and regulations that permit the use of hemp in food and beverages.

Federal and state laws and regulations on hemp may address production, monitoring, manufacturing, distribution and laboratory testing to ensure that hemp has a THC concentration of not more than 0.3% on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. Because we intend to sell our products across the United States, we may be subject to many different state-based regulatory regimes for hemp, all of which could require us to incur substantial costs associated with compliance requirements. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations, as well as adverse publicity and potential harm to our reputation. We must also take significant risk management steps to ensure that there is no commingling of hemp and marijuana, as marijuana remains subject to the CSA and related regulations.

Furthermore, if we decide to produce, market and sell beverages infused with hemp outside of the United States, we will be subject to applicable laws and regulations in those non-U.S. jurisdictions, which would require us to expend significant costs associated with compliance.

It is possible that additional regulations may be enacted in the future, in the United States and in other non-U.S. jurisdictions where we intend to operate, that will be directly applicable to our proposed product offerings. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures could have on our business.

The Company may be unable to obtain or maintain certain required permits, licenses, registrations or governmental approvals.

The Company may be required to obtain and maintain certain permits, licenses, registrations and approvals in the jurisdictions where our products are manufactured and sold. There can be no assurance that the Company will be able to obtain or maintain any such necessary licenses, permits, registrations or approvals. Moreover, the Company and/or its third-party contractors could be required to obtain a CSA permit, which would likely not be a feasible option for retail products. Any material delay or inability to receive these items would likely delay and/or inhibit the Company’s ability to conduct its business, and would have an adverse effect on our business, financial condition and results of operations.

The Company may be required to comply with labeling or warning requirements which may adversely affect demand for the Company’s products.

Various state and local jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations applicable to our products. Federal laws may preempt some or all of these attempts by states or localities to impose additional labeling or warning requirements. If any such additional requirements become applicable to our products under current or future laws and regulations, they could increase our costs and inhibit sales of our products. Moreover, if we fail to meet compliance deadlines for any such new requirements, our products may be deemed misbranded or mislabeled and could be subject to enforcement actions, or we could be exposed to private lawsuits alleging misleading labels or product promotion.

Laws and regulations affecting the hemp-derived CBD industry are evolving under the Farm Bill, and changes to applicable regulations may adversely affect our operations.

The 2018 Farm Bill removed hemp-derived CBD from the Schedules of Controlled Substances regulated by the United States Drug Enforcement Agency (the “DEA”). In conjunction with the enactment of the 2018 Farm Bill, the FDA released a statement about the status of hemp-derived CBD as a nutritional supplement, noting that the Farm Bill explicitly preserved the FDA’s authority to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and Section 351 of the Public Health Service Act. Any difficulties we experience in complying with existing and/or new government regulation could increase our operating costs and adversely impact our results of operations in future periods. The 2018 Farm Bill identified hemp-derived CBD as the product for which Congress was providing relaxation of regulations, and stipulated that in order to qualify for the permissive treatment under the 2018 Farm Bill, the hemp-derived CBD must contain less than 0.3% tetrahydrocannabinol (“THC”).

Local, state and federal hemp laws and regulations may be broad in scope and subject to changing interpretations. These changes may require us to incur substantial costs associated with legal compliance, and may ultimately require us to alter our business plan. Furthermore, violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to our business.

It is important to note the following with regard to hemp-derived CBD containing products intended for human consumption. The 2018 Farm Bill allows for the interstate sale and transfer of hemp-derived products for commercial or other purposes. It also removes restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. The Farm Bill ensures that any cannabinoid that is derived from hemp will be legal and exempt from the requirements of the CSA.  This exemption from the CSA only applies if that hemp is produced in a manner consistent with the Farm Bill and associated federal regulations, including compliance with the following restrictions:

1)	The hemp cannot contain more than 0.3 percent THC, per section 10113 of the Farm Bill.
2)	The hemp cultivation must be in accordance with a valid hemp cultivation license and include a legal description of the land on which the producer produces hemp.
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Compliance with applicable state-federal regulatory requirements since the Farm Bill established both state and federal authority over hemp cultivation and production. Under section 10113 of the Farm Bill, state departments of agriculture must consult with the state’s governor and chief law enforcement officer to devise a plan that must be submitted to the Secretary of the USDA. A state’s plan to license and regulate hemp can only commence once the Secretary of the USDA approves the state’s plan. In states opting not to devise a hemp regulatory program, the USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally-run program. The Company will have to review and understand the federal and separate state requirements in order to legally grow, transport and/or produce hemp or hemp products.

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Failure to comply with the restrictions delineated in the Farm Bill are considered violations of federal law and can subject the Company to adverse regulatory action and punishments for such violations, such as: (a) any cannabis plant that contains more than 0.3 percent THC would be considered non-hemp cannabis—or marijuana—under federal law and would thus face significant legal exposure, including misdemeanor and felony criminal laws enforced by the DEA and other federal and state authorities; (b) a hemp producer than negligently violates a State plan 3 times in a 5-year period shall be ineligible to produce hemp for a period of 5 years beginning on the date of the third violation; (c) if it is shown that the producer intentionally violated the requirements of the State or USDA plan, it shall be considered a felony and the producer would be ineligible, during the 10-year period following the date of the conviction, to participate in the program and to produce hemp under any regulations or guidelines issued pursuant to the Farm Bill; and (d) any person who materially falsifies any information contained in an application to participate in the program established under the Farm Bill shall be ineligible to participate in that program.

The Farm Bill does not limit the authority of the FDA to regulate products that fall under the FDA’s jurisdiction, including food, cosmetics and drugs.  Hemp derived products that are intended to cure, prevent, or mitigate a disease or disease condition would be regulated as a drug by the FDA and subject to the FDA’s drug approval process. Failure to comply with FDA regulations can result in adverse government action, including administrative and criminal penalties.  Furthermore, particular hemp products must meet the generally recognized as safe and food additive requirements to be included in food and dietary supplements. The FDA considers the use of unapproved cannabis and cannabis-derived products to pose a risk of unpredictable and unintended consequences, including serious safety risks.

While the Company does not anticipate developing a drug product, it will need to engage in similar investigations to demonstrate the safety of its products where hemp-derived CBD, CBG and/or CBN are intended to be added to food or dietary ingredients.  In those circumstances, the Company will need to collaborate with FDA to ensure its research comported with FDA requirements and comply with standards established by a reputable institutional review board (“IRB”).

Changes to state laws pertaining to industrial hemp could slow the use of industrial hemp, which could impact our revenues in future periods. Approximately 40 states have authorized industrial hemp programs pursuant to the 2018 Farm Bill. Continued development of the industrial hemp industry will be dependent upon new legislative authorization of industrial hemp at the state level, and further amendment or supplementation of legislation at the federal level. Any number of events or occurrences could slow or halt progress in this space. While progress within the industrial hemp industry is currently encouraging, growth is not assured, and while there appears to be ample public support for favorable legislative action, numerous factors may impact or negatively affect the legislative process(es) within the states where we have business interests.

Unfavorable interpretations of laws governing hemp processing activities could subject us to enforcement or other legal proceedings and limit our business and prospects.

There are no express protections in the United States under applicable federal or state law for possessing or processing hemp biomass derived from lawful hemp not exceeding 0.3% THC on a dry weight basis and intended for use in finished product, but that may temporarily exceed 0.3% THC during the interim processing stages. While it is a common occurrence for hemp biomass to have variance in THC content during interim processing stages after cultivation but prior to use in finished products, there is risk that state or federal regulators or law enforcement could take the position that such hemp biomass is a Schedule I controlled substance in violation of the CSA and similar state laws. In the event that the Company’s operations are deemed to violate any laws, the Company could be subject to enforcement actions and penalties, and any resulting liability could cause the Company to modify or cease its operations.

Changes to regulatory compliance requirements, including the FDA’s position on hemp-derived CBD and other cannabinoids as food or dietary ingredients, could adversely affect our business prospects and financial results.

Because hemp-derived CBD is the subject of public drug trials and is in an FDA-approved drug, the FDA takes the position that it is unlawful under the FDCA to introduce food containing added hemp-derived CBD into interstate commerce, or to market hemp-derived CBD as, or in, dietary supplements, regardless of whether the substances are hemp-derived. Additionally, the FDA requires any product (including hemp-derived products) intended for use as a drug, to be subject to certain safety standards and approved by the FDA for its intended use before it may be introduced into interstate commerce. To date, the FDA has been clear in its position, and has consistently repeated its position, through public statements and enforcement. The FDA has enforced its position through warning letters to companies marketing hemp-derived CBD products as dietary supplements, particularly where such marketing includes health and/or medical claims that establish hemp-derived CBD products are intended for use as drugs. State regulatory agencies have enforced similar policies through warning letters, seizures, and, in some cases, more serious legal action. Failure to comply with the FDCA and applicable state laws may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Further, the Company’s advertising is subject to regulation by both the FTC under the FTCA and the FDA under the FDCA and its regulations, and the FTC has taken its own action against companies marketing hemp-derived CBD products with unsubstantiated claims.

While the FDA has primarily focused its enforcement and public statements on hemp-derived CBD products, in its March 5, 2020 public update and report to Congress, it acknowledged that some product developers may be marketing “full spectrum” or “broad spectrum” hemp extracts as foods or dietary supplements, rather than hemp-derived CBD isolates. The FDA did not assert that such products that contain hemp-derived CBD as a natural constituent will conclusively be regulated the same way as products marketed as and containing hemp-derived CBD isolate. However, the FDA indicated that it is considering how such products compare to hemp-derived CBD isolates, which may impact the FDA’s evaluation of the regulatory status and compliance of such products. Any determination by a court or federal agency that hemp-derived materials that incidentally include CBD as a natural constituent of the hemp-derived product is not permissible for use as a dietary ingredient, or is an adulterant, would have a materially adverse effect upon the Company and its business. At any point, enforcement strategies of a given agency can change and may result in increased enforcement efforts, which would materially impact the Company’s business.

International expansion of our business could expose us to additional regulatory risks and compliance costs.

If the Company intends to expand internationally or engage in the international sale of its products, it will become subject to the laws and regulations of the foreign jurisdictions in which it operates, or in which it imports or exports products or materials, including, but not limited to, customs regulations in the importing and exporting countries. The varying laws and rapidly changing regulations may impact the Company’s operations and ability to ensure compliance. In addition, the Company may avail itself of proposed legislative changes in certain jurisdictions to expand its product portfolio, which expansion may include unknown business and regulatory compliance risks. Failure by the Company to comply with the evolving regulatory framework in any jurisdiction could have a material adverse effect on the Company’s business, financial condition and results of operations.

If we fail to comply with applicable privacy and data protection laws, we may be subject to fines, penalties and other costs.

In recent years, there has been heightened regulatory focus on privacy and data protection in the United States (at both the state and federal level) and abroad. Any actual or alleged failure to comply with applicable United States or foreign privacy and data protection regulations or standards may expose us to litigation, fines, sanctions or other penalties, which could harm our reputation and adversely impact our business, results of operations and financial condition. This regulatory environment may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. The European Union’s General Data Protection Regulation (“GDPR”) greatly increases the jurisdictional reach of EU law and adds a broad array of requirements related to personal data, including individual notice and opt-out preferences and the public disclosure of significant data breaches. Recent judgements by the European Court of Justice under the GDPR have also raised concerns over a multinational company’s ability to transfer and process the personal data of EU residents outside of the E.U. (e.g., to the U.S.), which will likely make it harder for U.S.-based companies to operate and carry out commercial operations in the E.U. Violations of the GDPR can result in fines of as much as 4% of a company’s annual revenue. Other governments have enacted or are enacting similar data protection laws. As of 2020, we are also required to comply with certain additional requirements under the California Consumer Privacy Act. These evolving compliance and operational requirements, and the uncertainties around their interpretation and enforcement, impose significant costs and regulatory risks that are likely to increase over time. Our failure to comply with these evolving regulations could expose us to fines, penalties and other costs that could adversely affect our business, financial condition and results of operations.

Uncertainty caused by potential changes to applicable laws and regulations could impact the use and acceptance of our products.

There is substantial uncertainty and differing interpretations and opinions among federal, state and local regulatory agencies, legislators, academics and businesses as to the scope of operation of Farm Bill-compliant hemp programs relative to the emerging regulation of cannabinoids and the CSA. These different opinions include, but are not limited to, the regulation of cannabinoids by the DEA and/or the FDA, and the extent to which manufacturers of products containing Farm Bill-compliant cultivators and processors may engage in interstate commerce. The existing uncertainties in the hemp-derived CBD regulatory landscape in the United States cannot be resolved without further federal, and perhaps state-level, legislation and regulation or a definitive judicial interpretation of existing laws and regulations. If these uncertainties are not resolved in the near future, such uncertainties may have an adverse effect upon our plan of operations and the introduction of our hemp-derived CBD-based products in different markets.

The Company may experience difficulty opening or maintaining bank accounts.

It is possible that financial institutions may refuse to open bank accounts for the deposit of funds from our business, as some of our products are involved with the hemp industry. The inability to open bank accounts with certain institutions could materially and adversely affect our business.

Compliance with new and existing governmental regulations could increase our costs significantly.

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the FTC, HHS, the USDA and the United States Environmental Protection Agency (the “EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to the Company. A regulatory agency may not accept the evidence of safety for any new ingredients that we may want to market, or may determine that a particular product or product ingredient presents an unacceptable health risk. Regulatory agencies may also determine that a particular statement of nutritional support on our products, or a statement that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination could prevent us from marketing particular products or using certain statements on those products, which could adversely affect our sales and results of operations.

Developments in the laws and regulations governing our products may result in a more stringent regulatory landscape, which could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products that we are unable to reformulate, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling requirements, additional scientific substantiation requirements, and other requirements or restrictions. Such developments could increase our costs significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company, Our Common Stock and this Offering

We will incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.

As a result of this Offering, we will become subject to the reporting requirements under Regulation A and, in accordance with Regulation A, will file periodic reports, current reports, exit reports (if and when applicable), and other information with the SEC. These periodic reports, current reports, exit reports (if and when applicable) and other information will be available on the SEC’s website at www.sec.gov. Particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses that we have not incurred as a private company. Our management and other personnel will need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls, once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal controls over financial reporting, or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Common Stock.

Even if this Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We estimate that the gross proceeds from this Offering will be up to $50,000,000, assuming a sale price of $1.00 per Share and the maximum sale of 50,000,000 Shares of Common Stock, before deducting Offering expenses payable by us. We expect that if the maximum sale of Shares is achieved, the net proceeds from this Offering will be sufficient to fund our current operations for at least the next 24 months. However, we may not achieve the maximum sale of 50,000,000 Shares, and/or our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements, or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future plan of operations, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

We have relied primarily upon our founder to finance our operations to date, and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that our founder will continue to finance our operations or that we will be able to generate sufficient cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether in the form of equity or debt, or the possibility of such issuance, may cause the market price of our Common Stock to decline. The sale of additional equity or convertible securities may dilute our existing stockholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, our cultivation operations, or the commercialization of one or more products, or we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

There are significant liquidity and dilution risks associated with an investment in the Company.

The Company cannot predict at what prices the Company’s Common Stock will trade, and there can be no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the Company.

In addition, investors in this Offering will suffer immediate dilution in the weighted-average price per Share of the Common Stock purchased in this Offering. Assuming an offering price per Share of $1.00, and assuming all 50,000,000 Shares are sold in this Offering for gross proceeds of $50,000,000, investors purchasing Common Stock in this Offering will contribute up to approximately 99% of the total amount invested by stockholders in the Company since inception, but will only hold approximately 42% of the Company’s issued and outstanding shares of Common Stock upon completion of this Offering. See “Dilution” on page 28 for a more detailed description of the dilution to new investors in the Offering. Furthermore, any future equity offering will result in dilution to the ownership interests of the Company’s stockholders and may result in dilution to the value of such interests.

We have no minimum capitalization.

We do not have a minimum capitalization requirement, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will sell the Maximum Amount or any other amount in this Offering. There is no assurance that we will raise sufficient capital from this Offering to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

We operate as a Nevada benefit corporation, and we cannot provide assurance that we will achieve our public benefit purpose.

As a Nevada benefit corporation, we have the purpose of creating general public benefit, which is defined as a material positive impact on society and the environment, taken as a whole. In carrying out our business as a benefit corporation, we are required to balance our stockholders’ pecuniary interests, the interests of those materially affected by our conduct, including the Company’s customers and the employees and workforce of the Company and its subsidiaries and suppliers, and the public benefit purpose and any specific public benefit purposes identified by our Amended and Restated Articles of Incorporation. There is no assurance that we will achieve our public benefit purposes, or that the expected positive impact from being a benefit corporation will be realized, which could have a material adverse effect on our reputation and may adversely affect our business, results of operations and financial condition.

As a benefit corporation, we are required to post on our website and deliver to our stockholders an annual benefit report on our assessment of our overall social and environmental performance and on our assessment of our success in achieving our general and specific public benefit purposes. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a benefit corporation may be harmed.

As a benefit corporation, our focus on a specific public benefit purpose and creating a positive impact on society and the environment may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests and the interests of the Company, but also the Company’s general and specific public benefit purposes and the interests of other stakeholders affected by our actions, including customers and employees, as well as community and societal factors and the local and global environment, giving priority to the specific public benefit purposes identified in our Amended and Restated Articles of Incorporation. Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purposes, even if those actions do not maximize our financial results. In the event of a conflict between the interests of our stockholders and the interests of our general and specific public benefit purposes or the interests of our other stakeholders, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

While we intend for our designation as a benefit corporation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Accordingly, being a benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause the price of our Common Stock to decline.

As a benefit corporation, we may be subject to increased derivative litigation concerning our failure to pursue or create the general and specific public benefits set forth in our articles of incorporation, or our duty to balance stockholder and public benefit interests under NRS Chapter 78B, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Any stockholder of a Nevada benefit corporation who beneficially owns at least 2% of the total number of outstanding shares of a class or series of the Company’s stock at the time of the act or omission complained of is entitled to file a derivative lawsuit (referred to in the NRS as a “benefit enforcement proceeding”) claiming the Company failed to pursue the general and specific public benefit purposes set forth in our Amended and Restated Articles of Incorporation, or that the Company or its directors violated any duty or standard of conduct set forth in NRS Chapter 78B, including the obligation of the Company to deliver and post the annual benefit report on its website. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention our management, and, as a result, may adversely impact our management’s ability to effectively execute our business plan. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

Even if the Maximum Amount is sold, our executive officers will continue to exercise significant control over our Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this Offering, and disregarding any shares of Common Stock that they purchase in this Offering, if any, the existing holdings of our executive officers, including Lindsay Giguiere, director, founder and major stockholder, and Josh White, our Vice President, will represent approximately 58% of our issued and outstanding Common Stock, assuming we issue the number of shares of Common Stock as set forth on the cover page of this Offering Circular. Please see “Security Ownership of Management and Certain Security Holders” on page 52 for more information.

In addition, investors should be aware that the shares of our Common Stock are subject to the relative rights and preferences of the shares of our Series A Preferred Stock, which will significantly limit your ability to influence corporate matters. On any matter submitted to a vote of the stockholders, the shares of Series A Preferred Stock are entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock, voting together. Holders of Series A Preferred Stock are generally entitled to vote on all matters on which the holders of Common Stock are entitled to vote, and vote together with the Common Stock as a single class, except as otherwise specifically set forth in the Amended and Restated Certificate of Designation of Series A Preferred Stock, in our articles of incorporation or bylaws, or as required by Nevada law. Lindsay Giguiere, our Chief Executive Officer, President, director, founder and majority stockholder, holds all of the Company’s issued and outstanding Series A Preferred Stock (which is currently convertible, at the option of the holder, into 50,000,000 shares of Common Stock), and approximately 71% of the Company’s issued and outstanding Common Stock as of the date of this Offering Circular, and as such, exercises and will continue to exercise significant control over the Company, even if the Maximum Amount of Shares are sold in this Offering. Solely based on her ownership of all of the issued and outstanding Series A Preferred Stock, Lindsay Giguiere will control 51% of the voting power of the Common Stock and Series A Preferred Stock, voting together as a single class, following the Offering. In addition, assuming the Maximum Amount of Shares is sold, our executive officers will hold approximately 58% of the issued and outstanding shares of the Company’s Common Stock following the Offering. As such, investors in the Offering will have very limited ability to influence corporate matters subject to approval of the stockholders.

As a result, our executive officers will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of Common Stock for substantially less than the price of the Shares being acquired in this Offering, and these stockholders may have interests, with respect to their Common Stock, that are different from those of investors in this Offering. The concentration of voting power among one or more of these stockholders might adversely affect the market price of our Common Stock by:
•	delaying, deferring or preventing a change of control of the Company;
•	impeding a merger, consolidation, takeover or other business combination involving the Company; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Our officers and directors may be engaged or involved in certain business activities and arrangements which may create conflicts of interest, and a portion of the proceeds from this Offering may be used to fund executive compensation.

Our officers and directors may be engaged in a range of business activities, including the Company’s business and other outside business activities, which may subject the Company to potential conflicts of interest. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with other business interests that interfere with their ability to devote time to the Company’s business and affairs, which could adversely affect the Company’s operations.

In addition, a portion of the proceeds from this Offering may be used to fund executive compensation, including approximately $1,233,000 in accrued officer salaries pursuant to our executive officers’ Employment Agreements. See “Use of Proceeds to Issuer” beginning on page 29 and “Compensation of Directors and Executive Officers” beginning on page 51.

We have broad discretion in how we use the proceeds of this Offering and may not use such proceeds effectively, which could affect our results of operations and cause the price of our Common Stock to decline.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including, without limitation, new and ongoing research and development expenses, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

There is no existing market for our Common Stock, and we cannot assure you that an active trading market or a specific share price will be established.

Prior to this Offering, there has been no public market for shares of our Common Stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The offering price for the Shares of our Common Stock in this Offering has been arbitrarily determined by the Company and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Stock may decline below the Offering price, and our stock price is likely to be volatile.

We will use our best efforts to list our Common Stock for trading on a securities exchange in the future; however, it is uncertain when our Common Stock will be listed on an exchange for trading, if ever.

There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board of Directors (the “Board”) may take actions necessary to list our Common Stock on a national securities exchange, such as the NASDAQ, if we raise a minimum of $5 million, in the discretion of the Board. As a result, our Common Stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock is not listed on an exchange, it may be difficult to sell or trade in our Common Stock.

If our stock price fluctuates after the Offering, you could lose a significant part of your investment.

The market price of our Common Stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering Circular, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Stock.

After the completion of this Offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. After the completion of this Offering, if our stock price decreases and we were to be sued, such litigation could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and financial condition.

We do not intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock.

We have never declared or paid any cash dividend on our Common Stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which you purchased them.

We may terminate this Offering at any time.

We reserve the right to terminate this Offering at any time, regardless of the number of Shares of Common Stock sold. In the event that we terminate this Offering at any time prior to the sale of all of the Shares of Common Stock offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

DILUTION

The following table summarizes the differences between the total consideration and the weighted-average price per share of our Common Stock paid by, on the one hand, officers, directors, and affiliates of the Company who have acquired shares of our Common Stock prior to the date of this Offering Circular and, on the other hand, investors participating in this Offering, before deducting estimated Offering expenses, assuming that the maximum gross proceeds from the Offering of $50,000,000 are raised and that the maximum number of Shares presented on the cover of the Offering Circular are sold. As of the date of this Offering Circular, an aggregate of 70,427,000 shares of our Common Stock are issued and outstanding. In addition, there are 50,000,000 shares of our Common Stock reserved for issuance under the Company’s 2019 Equity Incentive Plan, of which 6,600,000 shares of Common Stock will be issuable upon exercise of outstanding awards at $0.00001 per share and 650,000 shares of Common Stock will be issuable upon exercise of outstanding awards at $0.50 per share. Future awards could be issued at per share prices above or below the price per Share offered in this Offering. Additionally, there are 5,000,000 shares of Series A Preferred Stock issued and outstanding, which may be converted, at the option of the holder, into 50,000,000 shares of Common Stock as of the date of this Offering Circular. The table below does not include any exercise of outstanding awards under the Company’s 2019 Equity Incentive Plan, or the conversion of any issued and outstanding shares of Series A Preferred Stock.

	Shares Purchased		Total Consideration			Weighted-Average Price
	Number	Percentage	Amount		Percentage	per Share

Existing stockholders before this Offering	70,427,000	58.48%	$537,977	(2)	1.06%	$0.0076
New investors in this Offering	50,000,000	41.52%	$50,000,000	(1)	98.94%	$1.00
Total	120,427,000	100%	$50,537,977		100%	$0.42
__________
(1)	Assumes the sale of 50,000,000 Shares of Common Stock at $1.00 per Share for gross proceeds of $50,000,000.
(2)
Total Consideration paid by existing stockholders includes the issuance of 20,000,000 shares of Common Stock in exchange for acquired assets with fair market value of $323,927, including inventory, machines and equipment.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings, by the management of the Company on a “best-efforts” basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a “rolling basis.” This means we are entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, research and development expenses, offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Shares), commissions, working capital, reimbursements, and other uses as more specifically set forth in the “Use of Proceeds to Issuer” section starting on page 29.

Our Offering will expire on the first to occur of (a) the sale of all 50,000,000 Shares of Common Stock offered hereby, (b) January 13, 2023, or (c) when our Board elects to terminate the Offering.

There is no arrangement to address the possible effect of the Offering on the price of our Common Stock.

We reserve the right to offer the Shares through broker-dealers who are registered with FINRA. The Company has engaged Dalmore Group, LLC (“Dalmore”), a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer services in connection with this Offering.  Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, the review of subscription agreements and investor information, and coordination with the Company’s third-party service providers to ensure adequate review and compliance.  As compensation for these services, the Company has agreed to pay Dalmore a one-time advance fee in the amount of $5,000 to cover out-of-pocket expenses, plus a one-time consulting fee in the amount of $20,000 payable upon the issuance of a no objection letter from FINRA and qualification by the SEC, plus a 1% commission on the aggregate amount raised by the Company in this Offering, as described in the Broker-Dealer Agreement between the Company and Dalmore.

Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with his participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers or directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

USE OF PROCEEDS TO ISSUER

If the Maximum Amount is sold in this Offering, the maximum gross proceeds from the sale of our Common Stock in this Offering will be $50,000,000. The net proceeds from the total Maximum Amount are expected to be approximately $45,000,000 after the payment of Offering costs (including filing fees, broker-dealer fees and commissions, and legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Shares, which are expected to be approximately $5,000,000). The estimate of the budget for Offering costs is an estimate only and the actual Offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of Common Stock in this Offering, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Shares of Common Stock offered for sale in this Offering.

Percentage of Offering Sold

	100%	75%	50%	25%
Cost of Goods	$13,500,000	$10,125,000	$6,750,000	$3,375,000
Acquisition of Telehealth Software Platform	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Research & Development	$4,500,000	$3,375,000	$2,250,000	$1,125,000
Marketing & Distribution	$14,750,000	$10,812,500	$6,875,000	$2,937,500
General & Administrative	$11,250,000	$8,437,500	$5,625,000	$2,812,500
TOTAL	$45,000,000	$33,750,000	$22,500,000	$11,250,000

We began our operations in February 2019 and have a very limited operating history. Our plan of operations for the next few years includes: (i) the ongoing development of our vertically integrated supply chain, from farming and cultivation, to processing and extraction, to product manufacturing, to marketing and distribution of our finished proprietary branded products; (ii) continued research and development of our proprietary branded product formulations; (iii) the build-out and implementation of our telehealth/telemedicine platform; (iii) an ongoing recruitment program to attract practitioners and wellness consultants to our telehealth/telemedicine platform, and to attract industry experts and specialists to join the Company’s leadership and advisory teams; (iv) the launch and expansion of our specialty brand consumer products, starting with the Herban Goods product lines; and (v) development of brand curated content across marketing channels for consumer education and engagement.

The amounts set forth above are our current estimates for ongoing product development, research and development, marketing and distribution and general operating activities, and we cannot be certain that actual costs will not vary from these estimates. Our management team has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” starting on page 7 for more information regarding the risks associated with an investment in our Common Stock.

The Company intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its executive officers, as described under “Compensation of Directors and Executive Officers” below, which, as of the date hereof, involves the payment of a total of $650,000 per year pursuant to our executive officers’ Employment Agreements. The Company owes approximately $1,233,000 in accrued officer salaries to Lindsay Giguiere and Josh White as of the date of this Offering Circular. The Company does not currently pay its directors cash compensation but may compensate them with a portion of the proceeds of the Offering in the future.

In addition, the Company reserves the right to use a portion of the proceeds from this Offering to repay any outstanding indebtedness of the Company, including outstanding indebtedness in the aggregate principal amount of $314,479 pursuant to several promissory notes made and delivered by the Company between July 2019 and December 2020 in favor of friends and family lenders and certain affiliates, including our executive officers. The promissory notes are interest-free and mature three years following the date of issuance, and the proceeds from such indebtedness were used for general working capital purposes. In addition, although the Company expects its PPP Loan (as defined and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below) to be forgiven, in the event the PPP Loan is not forgiven for any reason, the Company reserves the right to use a portion of the proceeds from this Offering to repay the PPP Loan.

Our management has broad discretion and flexibility to use the net proceeds from this Offering for general corporate purposes, including, without limitation, acquisitions, repayment of debt and operating expenses, and other general working capital purposes.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. For example, if we sell 25% or less of the Shares offered in the Offering, our management team may elect to prioritize the acquisition, build-out and implementation of our telehealth/telemedicine platform, and may make appropriate adjustments to the anticipated use of proceeds described herein in order to complete such acquisition, development and implementation. The Company has budgeted $3,000,000 for the launch of its telehealth platform, including the $1,000,000 in Offering proceeds needed to acquire the software platform, as well as costs associated with further development and implementation of the platform and costs associated with the Company’s planned recruiting program to attract practitioners and wellness consultants to the platform.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and United States government securities. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

We believe that if we raise the Maximum Amount in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

DESCRIPTION OF BUSINESS

Overview

Greenfield Groves was incorporated on February 19, 2019 in the State of Nevada. Greenfield Groves is a Nevada benefit corporation headquartered in Irvine, California, with planned agribusiness operations in Phoenix, Oregon. The Company is registered to do business as a foreign corporation in California and Oregon.

The Company was formed to establish a vertically-integrated agribusiness, consumer products and telehealth service business aimed to improve consumer access to personalized health and wellness solutions through a variety of branded consumer products and telehealth/telemedicine services.

Greenfield Groves is an early stage company that was formed in 2019 and has only recently begun operations. The wholly-owned subsidiaries of Greenfield Groves are listed below. These subsidiaries were recently formed in June and July of 2020 and have not otherwise had any operations to date or generated any revenues.

Entity	Jurisdiction	Holding	Business
Greenfield Grows LLC	Nevada	100% owned	Agribusiness and wholesale distribution
Herban Goods LLC	Nevada	100% owned	Whole-house consumer packaged goods
Felicitails LLC	Nevada	100% owned	Pet-focused consumer packaged goods (entity formed for future growth/business development)
Feravana LLC	Nevada	100% owned	Luxury retail consumer packaged goods (entity formed for future growth/business development)
Danavi LLC	Nevada	100% owned	Consumer packaged goods for young millennial women (entity formed for future growth/business development)
Smiles for Miles LLC	Nevada	100% owned	Oral care consumer packaged goods (entity formed for future growth/business development)
Sensesativa LLC	Nevada	100% owned	Research and development company focused on the study of cannabinoids and the effects on endocannabinoids and their receptors (entity formed for future growth/business development)
Novus Innovo LLC	Nevada	100% owned	Technology and intellectual property development, holding and licensing

The Company aims to reshape the way consumers are educated and connected to practitioners who are capable of personalizing wellness and healthcare products, services and solutions. Core deliverables to be provided through the Company’s platform span alternative and holistic services and products that include organically grown botanicals, hemp-derived cannabinoids (specifically CBD, CBG, CBN), and other plant-based ingredients found in modern-day self-care and home-care product formulations, traditionally prescribed medicines, mental health services, general medical applications, and health and wellness consulting services.

Greenfield Groves is being developed into a vertically aligned, multifaceted business that creates a variety of health and wellness offerings through different applications of technology. The Company is working to establish a foothold in the flourishing global telehealth/telemedicine, wellness, botanicals, and hemp-derived cannabinoids markets.
The Company maintains significant industry ties and has either obtained or is in the process of obtaining various certifications, including the following:
•	Enterprise-Level Certification:
o
B Corporation – The Company’s status as a benefit corporation reflects a unique commitment to its business model, which brings together a coordinated focus to satisfy not just stockholder value, but includes and prioritizes the enterprise value to our other stakeholders and constituents (including customers, suppliers, employees, partners, the community, and the environment at large). Ultimately, as the Company successfully delivers on this commitment, stockholders will stand to gain a greater overall benefit. The Company is in the process of applying to be a Certified B Corporation (certification in progress).

•	Woman Founded and Led Certifications and Networks:
o
WBENC – WBENC is the largest certifier of women-owned businesses in the U.S. Its world-class certification is accepted by more than 1,000 corporations representing America’s most prestigious brands, in addition to many states, cities and other entities. WBENC is also an approved Third-Party Certifier for the United States Small Business Administration’s (“SBA”) Women-Owned Small Business (“WOSB”) Federal Contracting Program.

o
Female Founder Collective – The Female Founder Collective is a network of businesses led by women, supporting women. The mission is to enable and empower female owned and led businesses to positively impact communities, both socially and economically.

o
Dell Women’s Entrepreneur Network (“DWEN”) – Dell Women’s Entrepreneur Network was established in 2009 to empower women entrepreneurs to grow their business. DWEN helps a group of like-minded women share best practices, build business opportunities through collaboration, explore international expansion, and access new resources and technologies that support business growth.

•	Sustainability Driven Certifications:
o
Leaping Bunny – The Leaping Bunny Program is the gold-standard in cruelty-free certification for personal care and household goods companies and signifies no animal testing in cosmetic and household products.

o
Eco Friendly Certification – Eco-certification is where an independent agency (a governmental authority, non-governmental organization (“NGO”) or an industry consortium) tests or verifies that a certain sustainable practice has been followed in the production of a given good or service (certification in progress).

o
Forest Stewardship Council (“FSC”) – FSC certifies forests all over the world to ensure they meet the highest environmental and social standards. Products made with wood and paper from FSC forests provide consumer confidence that buying such products will not harm the world’s forests (certification in progress).

•	Industry Organization Certifications:
o
U.S. Hemp Authority – The U.S. Hemp Authority® Certification Program is an industry initiative to provide high standards, best practices, and self-regulation, giving consumers and retailers confidence in hemp and CBD products (certification in progress).

o
The Association for the Cannabinoid Industry – Industry association for hemp-derived CBD and Cannabinoid professionals that is committed to advancing the quality of the product and education of the industry (certification in progress).

Greenfield Groves has assembled a team of seasoned experts and dynamic entrepreneurs to pursue opportunities in each target market. The Greenfield Groves leadership team has decades of combined experience in branding, sales and marketing, farming, manufacturing, mechanical and software engineering, construction and supply chain development. Our diversified team researches and develops all of the products and services we offer or plan to offer, with the commitment of giving our customers a clean and transparent choice. We are and will remain committed to the highest standards in accountability, with the goal of providing greater access to health and wellness products and services, and overall life enhancement opportunities, to our customers.

Our Company is committed to developing solutions that increase consumer access to health providers and wellness consultants, and providing consumers with a better “digital wellness” experience. Core to this commitment is our planned telehealth/telemedicine platform and consumer-friendly profiling technologies that will empower consumers to be better advocates of their own health and give them more control over their own wellness journey. We believe that increasing access and broadening the scope of the solutions offered through the platform will lead to improved outcomes and greater consumer, patient and provider satisfaction.

Our Products and Services

Telehealth Practitioner-to-Consumer Platform

The Company is pursuing consumer-centric opportunities within large markets that project dynamic growth rates. The telehealth/telemedicine market, especially in light of the COVID-19 global pandemic, is becoming vitally important as consumers are now migrating more toward virtual telehealth and telecommunications platforms to connect with traditional medical, alternative, and holistic practitioners and other wellness advisors for their complete health and wellness consultation needs.

Greenfield Groves entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire a telehealth/patient communications and customer relationship management software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. The key strategic differentiators that we believe will uniquely position this platform for market leadership are: (1) a robust direct-to-consumer virtual communication channel, which will leverage artificial intelligence to maximize the qualification and matching of leads to practitioners; (2) built-in partnerships and technical connections with popular third-party health and wellness digital applications; and (3) compliant data capturing and sharing between consumers and practitioners which will generate enhanced health and wellness results, as well as greater customer lifetime value. These features already exist within the platform, and the Company intends to continue to develop and build upon the features within the software following the closing of the transaction. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur after the Company has raised at least $1,000,000 in gross proceeds under this Offering. At the closing, the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, pursuant to which HT’s affiliates will license back the software for the limited purpose of the continuation of their existing medical practice. Following the closing, if the Company licenses the software to any third party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The closing of the Asset Purchase Agreement is subject to the satisfaction or waiver of certain closing conditions, including: (i) the accuracy of the representations and warranties of the parties set forth in the Asset Purchase Agreement as of the closing; (ii) the performance by the parties of all covenants and obligations set forth in the agreement which are required to be performed or complied with at or prior to the closing; (iii) the receipt of all necessary third party consents, waivers and releases required to be obtained in connection with the asset purchase transactions; (iv) the release of any and all liens and security interests on the purchased assets, if any; (v) the completion of the Company’s due diligence on the seller and the purchased assets; and (vi) the Company’s receipt of at least $1,000,000 in gross proceeds in the Offering. Accordingly, the closing of the Asset Purchase Agreement is contingent on the Company’s receipt of at least $1,000,000 in gross proceeds in the Offering.

The telehealth platform is a tiered application, developed using modernized languages that maintain sophisticated data encryption and advanced artificial intelligence algorithms. The platform is currently a browser-based application that will be evolved and developed to extend into a mobile application for both iOS and Android operating systems, to ensure that consumers can access it wherever and whenever they choose and on whatever device they prefer. Its simple user interface design on the front-end and proprietary back-end technologies will allow Greenfield Groves’ product lines as well as white-label generic drugs, supplements and other products to be recommended or prescribed by medical doctors, health practitioners or wellness consultants.

The Company is designing future enhancements of this platform to meet the growing needs of remote patient telehealth services, the growing trend toward online pharmacy sales, the increased demand for product and service price and ingredient transparency, as well as the growing sales channels for Greenfield Groves’ entire product portfolio. The Company plans on expanding the platform to include services such as mental health counseling, fitness training, virtual wellness festivals and additional health and wellness services. It will also allow for flexible one-time use or ongoing subscription programs for regimens that may require a specific time commitment. This is consistent with trends that are occurring in similar technology-based markets geared toward meeting consumer needs at the intersection of “demand, availability and flexibility.” For example, popular at-home fitness platforms such as Peloton, Mirror, and others are providing consumers with flexible “drop-in classes”, as well as ahead of time scheduling for specific classes and instructors. Additionally, Goop and Poosh Lifestyle are providing consumers with tele-wellness festivals where attendees purchase event tickets in advance to attend the primary and breakout sessions. These examples demonstrate the services offered and consumer demand to access health, wellness, nutrition and fitness content, services and products when, and how they want it. The Company believes that healthcare and wellness trends will continue to move into a tele- environment as social distancing continues to morph into our new normal method of living.

Our platform will initially only provide for self-pay options, which allow for consumers to quickly find the services and products they are seeking, and easily make a cash payment through traditional payment gateways that process credit cards such as Visa, Mastercard, American Express and traditional bank debit card processing gateways. The Company will also look to implement other popular third party, secure processors such as Venmo, Paypal and Zelle. In addition to self-pay, the Company’s product development team intends to explore the option to apply and qualify for insurance coverage from PPO and select HMO plans for some of its services.

The by-product of this platform is to establish and foster what we call Practitioner-to-Consumer Communities or “P2CC”.  Consumers will be given access to a broader range of practitioners – from traditional physicians, to alternative and holistic practitioners, to wellness consultants. Automation tools will be incorporated to foster communication and engagement before and after scheduled sessions. The Company intends to explore, develop and implement both on-platform and off-platform API connectivity of our telehealth platform with popular third party health, fitness and wellness applications to collect additional data to aid consumers and practitioners in analyzing the consumer’s complete wellness journey – creating an enhanced level of accountability for both consumers and practitioners. Gathering such data will allow for “gamification opportunities” that use general data to create leaderboards and healthy competition for increased motivation, personal achievement and goal setting.

An additional aspect of the P2CC portion of the platform will be the presentation and user generated rich library of content that educates and inspires consumers. The content will be published and personalized based on the profile and needs of the consumer. Consumers on the telehealth/telemedicine platform will be delivered content via the internal threaded customer relationship management (the “CRM”) software that allows for brand engagement in between sessions. Creating and providing rich content will help to ensure that the Company continues to add on-going value to consumers, and will help to keep our proprietary brands front and center with consumers.

The Company’s telehealth/telemedicine platform will be complemented with proprietary and white-label products that can be purchased by consumers to further support them with their wellness and health needs.

The Company expects to launch its telehealth platform by the Spring of 2021. The launch of the platform will depend on the success of this Offering and the closing of the Asset Purchase Agreement. The Company has budgeted $3,000,000 for the launch of the telehealth platform.

Product Formulations and Branded Finished Products

The Company entered into a Strategic Relationship Agreement in June 2020 with Eagle Hemp, LLC (“Eagle Hemp”), a Florida limited liability company engaged in the business of extracting CBD from hemp, pursuant to which the Company has sold to Eagle Hemp approximately 50,000 pounds of hemp cultivated during the 2019 growing season in Southern Oregon. Pursuant to the agreement, the Company agreed to sell 50,000 pounds of cultivated hemp to Eagle Hemp for $250,000, Eagle Hemp agreed to process and extract from the hemp full spectrum CBD oil (expected to be approximately 1,150 kilograms of hemp-derived CBD oil), and the Company agreed to purchase the extracted hemp-derived CBD from Eagle Hemp, on the terms and conditions set forth in the agreement. The agreement provides that the Company and its affiliates will acquire all of their bulk full spectrum hemp-derived CBD oil exclusively from Eagle Hemp during the term of the agreement, until the Company has purchased 1,150 kilograms of hemp-derived CBD from Eagle Hemp. The Company will pay Eagle Hemp $0.01/milligram for each milligram of the initial 220 kilograms of hemp-derived CBD used by the Company in its products or sold by the Company to third parties, and the Company will pay Eagle Hemp $0.0075/milligram for each milligram of any additional hemp-derived CBD purchased pursuant to the agreement and used by the Company in its products or sold by the Company to third parties. The Company is required to deliver weekly sales reports to Eagle Hemp during the term of the agreement, and will pay Eagle Hemp on a monthly basis pursuant to the terms of the agreement. Unless earlier terminated by either party upon a material breach by the other party, as set forth in the agreement, the Strategic Relationship Agreement will continue until the date on which Eagle Hemp has delivered a total of 1,150 kilograms of hemp-derived CBD to the Company and the Company has paid Eagle Hemp in full for the 1,150 kilograms of hemp-derived CBD delivered. The Company intends to use the hemp-derived CBD purchased pursuant to the Strategic Relationship Agreement in its propriety branded consumer products.

Herban Goods is the Company’s first branded consumer packaged product line to launch, which is a series of product collections that incorporate organically grown botanicals and the hemp-derived cannabinoids CBD, CBG and CBN, along with other botanicals as catalyst ingredients. The Company believes that plant-based ingredients that are exceptionally grown, harvested and formulated, produce high-caliber, sustainable products. This is desirable to today’s consumer seeking transparency throughout their daily regimen and the home including alternative medications, personal care, and healthy food products. Our Herban Goods products have been categorized to include a Nutrition & Wellness Collection and Beauty & Personal Care Collection.

The direct-to-consumer Herban Goods product launch is underway, and the Company expects to start marketing certain finished products to consumers in the first quarter of 2021. The practitioner-to-consumer telehealth launch for the Herban Goods consumer products is expected to begin once our telehealth platform is up and running, which we expect to be in the Spring of 2021. The launch of our Herban Goods products in select retail stores is expected to begin in the Summer of 2021.

We note that CBD products, including botanicals, cosmetics, oral-hygiene products and products marketed as dietary supplements, which have not been approved by the FDA, have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and have not been evaluated by the FDA to determine what the proper dosage is, how they may interact with other drugs or foods, or whether they have dangerous side effects or safety concerns.

Nutrition & Wellness Collection

The Company’s product development team has done extensive research on identifying popular, everyday consumer purchases for the “Kitchen Pantry.” The following are the core product lines to be offered under the Herban Goods brand to win shelf-space in the consumer’s pantry and kitchen, designed to fit into a consumer’s everyday routines, along with information regarding the current stage of development and anticipated timeline to market for each product line:

•Botanical Tincture Product Line for Adults: A variety of formulations and strengths have been developed (May contain applicable variations of hemp-derived CBD, CBG and/or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: January 2021, sequenced marketing product roll-out

•Botanical Tincture Product Line for Children: A variety of formulations and strengths have been developed (May contain applicable variations of hemp-derived CBD, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: January 2021, sequenced marketing product roll-out

•Botanical Capsule Product Line for Adults: A variety of formulations and strengths have been developed (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: January 2021, sequenced marketing product roll-out

•Botanical Capsule Product Line for Children: A variety of formulations and strengths have been developed (May contain applicable variations of hemp-derived CBD, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: January 2021, sequenced marketing product roll-out

•Herbal Tea-Blend Product Line: Herbal tea blends have been developed in many formulations, flavors and strengths to appeal to a wide variety of consumers (May contain caffeine, and applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: April 2021, sequenced marketing product roll-out

•Coffee Bean Collection: Coffee beans have been developed in many varieties of infused botanicals and flavors (May contain caffeine, and applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: April 2021, sequenced marketing product roll-out

•Vitamin Jelly Bean Product Line: Vitamin-infused jelly beans have been developed in many formulations, flavors and strengths to appeal to a wide variety of consumers (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: April 2021, sequenced marketing product roll-out

•On-the-Go Beverage-Blend Product Line: Functional, on-the-go beverages have been developed in many formulations, flavors and strengths to appeal to a wide variety of consumers (May contain caffeine, and applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: June 2021, sequenced marketing product roll-out

•Essential Oil Product Line: Essential oil isolates and blends have been developed in many formulations and strengths to appeal to a wide variety of consumers (May contain caffeine, and applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: June 2021, sequenced marketing product roll-out

•Pet Treat Product Line: Pets treats have been developed in many formulations and strengths (May contain applicable variations of hemp-derived CBD and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: June 2021, sequenced marketing product roll-out

Beauty & Personal Care Collection

The Company’s product development team conducted market research to identify and build a comprehensive beauty and personal care product line for the “Beauty & Personal Care Counter” typically found within the bathroom. These products are designed to fit into a consumer’s everyday routines and present unique benefits. The following are the core product lines to be offered under the Herban Goods brand to win shelf-space in the consumer’s bathroom/beauty counter, along with information regarding the current stage of development and anticipated timeline to market for each product line:

•Hydrating Product Line: Formulated with ingredients that provide hydration to keep skin calm, nourished, smooth and supple (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: February 2021, sequenced marketing product roll-out

•Sun Protection Product Line: Our sunscreen products have been developed in a variety of formulations and strengths to appeal to a variety of consumers (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: February 2021, sequenced marketing product roll-out

•Hand Sanitizer Product Line: Formulated with antibacterial ingredients, our alcohol-based hand sanitizer products have been developed to bring an extra level of protection against germs and infection while maintaining moisture (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: February 2021, sequenced marketing product roll-out

•Cosmetic Enhancement Product Line: Formulated with growth enhancement ingredients, our eyelash and eyebrow products have been developed to appeal to consumers seeking this improvement in their facial cosmetic regimen (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, including Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: None
o	Anticipated timeline to market: March 2021, sequenced marketing product roll-out

•Oral Hygiene Product Line: Formulated with ingredients that provide oral cleaning properties, our toothpastes, flosses, and mouthwashes have been developed to appeal to consumers seeking oral care products (May contain applicable variations of hemp-derived CBD, CBG and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: August 2021, sequenced marketing product roll-out

•Pet Dental Product Line: Pet dental chews and other dental products have been developed in a variety of formulations and strengths (May contain applicable variations of hemp-derived CBD and / or CBN, along with other botanicals).
o	Current stage of development: Formulations Completed, in Stability Testing
o	Steps taken towards development: Ingredient R&D, Sample Formulation (including interactions with packaging materials), Stability Testing, Final Formulation, Packaging
o	Steps remaining in development: Stability Testing
o	Anticipated timeline to market: August 2021, sequenced marketing product roll-out

Sustainable Product Development and Packaging

The Company’s product development team is committed to creating distinctive yet eco-friendly packaging, including all of the bottles/jars, tubes, baggies, caps, sleeves, bulbs, pipettes, container boxes, shipping boxes, packing tape, inserts, and labels used in packaging our products. While final packaging formats are being developed within the Company’s supply chain, the following are core elements of our business plan that are taken into consideration:

•	Overall sustainability as not a corporate goal, but rather a corporate directive.
•	Obtaining and maintaining business certifications with a focus on environment, sustainability, health and safety.
•	Implementing green farming practices from planting to cultivation to harvest.
•	Participation in the Forest Stewardship Council (“FSC”).
•	Use of alternative energies in our growing, harvesting, curing, extraction and manufacturing practices.
•	Use of electric vehicles in the logistics of our supply chain.
•	Employee incentives for use of electric vehicles and commitment to sustainable work-place practices.
•
Keen focus on glass (not plastic), naturally sourced paper, elimination of petroleum-based product packaging, elimination of items such as plastic spatulas, caps, lid inserts, extra product literature, and cleansing cloth towels, to name a few.

•	Maintenance of a top-to-bottom recycling program for consumers of all Greenfield product collections.

Modern Farming and Manufacturing in our Vertically Aligned Supply Chain

Greenfield Groves, at its core, is a socially-focused, vertically aligned health and wellness company. Although our main business initiative is to provide telehealth/telemedicine services and products, the Company’s management has not lost sight of the importance of being able to provide transparency and sustainability throughout all of the Company's consumer-packaged goods brands.

A core asset of the Company is our farming and related processing and operational expertise. Our Vice President and head of agribusiness operations, Josh White, farmed 25 acres in Southern Oregon in the 2019 growing season prior to joining the Company, which resulted in a yield of 50,000+ pounds of premium, organically grown and hand harvested CBD hemp flower for extraction into our proprietary products. This farming operation allowed for a controlled environment to test our growing and farming methods, and to generate enough raw material to support the upcoming launch of our Herban Goods consumer product brand. From genetics and agriculture to wholesale bulk to product development and marketing, having an internal, company-operated agribusiness gives us a 360-degree view of the potential opportunities of modern, vertically aligned farming practices.

Marketing Objectives and Positioning Summary

The Company plans to market and sell its products and services through both direct-to-consumer and business-to-business initiatives, including practitioner partnerships, white-label partnerships, user intelligence and experience partnerships, and agriculture and agritech partnerships.

The telehealth platform will be independently positioned as a Practitioner-to-Consumer, or P2C, platform focused on connecting consumers with traditional, holistic and alternative solutions for their health and wellness needs. Marketing will provide education on the shift of consumer empowerment and control of health, highlight the benefits of how the P2C platform supports this shift, and offer various on-boarding opportunities that influence long-term customer relationships.

The Company’s marketing team will also target enterprise-level partnerships among the hundreds of thousands of healthcare stakeholders nationally, including independent physician groups and practices, hospital systems and provider networks, independent and chain pharmacies, and channel sales partners.

A broad series of consumer outreach campaigns, including public relations, social media, online and podcast advertising and remarketing, as well as traditional, event and print media tactics will be strategically developed to increase awareness, generate buzz and drive engagement, interest, and adoption of the Company’s P2C telehealth platform on both consumer and enterprise levels.

Our direct-to-consumer products in the Herban Goods, Beauty & Personal Care, and Nutrition & Wellness Collections will be positioned as a premium, yet approachable, food and beverage/personal care brand that supports the consumer’s health and wellness journey with products made with high-quality ingredients, and transparency.

The e-Commerce Herban Goods website will be used as a lead generation tool, presenting rich content for education and engagement to build a strong following that reaches and converts a broad potential customer base. This content will also be published across other third-party blogs, podcasts, social media channels and wellness and health events to build greater awareness of the brand, while promoting product adoption to a broad range of health influencers, therapists, wellness consultants, and end consumers who want quality products made with premium ingredients.

Enterprise-level partnership opportunities associated with our consumer goods and operations include white label opportunities with practitioners, retail store partnerships, and small agribusiness owner partnerships, which will be strategically marketed through existing relationships of the Company’s leadership team.

Selling Strategies

Direct-to-Consumer Strategies

Having a strategic, well-rounded product and service offering is key to the distribution of the Company’s product lines. Targeted marketing activities will be done through proprietary eCommerce websites, social media channels, third party digital advertising channels, and non-digital marketing channels. Additionally, each brand will have a mobile application (iOS and Android) for accessing and utilizing the online platform and making product purchases. These applications will provide consumers with the ability to connect to the Company’s telehealth platform for the purpose of:
•	Connecting with medical practitioners and wellness consultants;
•	Requesting recommendations for medical prescriptions and non-prescription products;
•	Receiving information about personal care and healthcare-related products and services;
•	Ordering personal care and healthcare-related products; and
•	Accessing rich product-related content.

Enterprise-Level Strategies

The Company seeks to develop targeted business-to-business (“B2B”) sales opportunities and initiatives to increase physician, practitioner and consultant adoption of our proprietary branded products and platform. An emphasis will be placed on targeting the independent physician associations (“IPAs”) to aid in large group onboardings to the Company’s telehealth platform. The Company intends to align with IPAs that wish to expand revenue opportunities, implement a technology-driven, forward-looking culture that embraces such tools for clinical integration, and have a need for new patient lead generation.

The Company’s agribusiness brand, Greenfield Grows, is furthering its expansion plan for the Company’s planned farming operations in Southern Oregon, which may include the opportunity of leveraging farming services and expertise (such as genetics/seeds, planting, cultivation and harvesting, extraction, and storage and transportation logistics experience and expertise), and offering such expertise and services to third parties. Prior to joining the Company, our Vice President and head of agribusiness operations, Josh White, leased and farmed a 25-acre property in Phoenix, Oregon during the 2019 growing season. The Company expects to enter into a lease for the same farm in Phoenix, Oregon in 2021 in order to secure the property for the next growing season, which will depend in part upon the success of this Offering and the Company’s ability to raise sufficient funding.

Through the Herban Goods brand, the Company has developed a coordinated B2B outreach program targeting dispensary owners and health retail outlets such as grocery chains, health and wellness stores, boutique salons, gyms, etc., and has conducted meetings with business owners regarding distribution opportunities of the Herban Goods product lines. These distribution opportunities will be further developed in-house and through an out-sourced sales team with connections to larger retailers and channels.

Market Opportunities and Competition

The Company is pursuing a unique market position in the following markets:
•	Telehealth/Telemedicine Market;
•	Global Wellness Market: Personal Care & Beauty Segment;
•	Global Wellness Market: Healthy Eating, Nutrition & Weight Loss Segment;
•	Global Wellness Market: Preventive & Personalized Health and Wellness Segment; and
•	Global Wellness Market: Traditional and Complementary & Alternative Medicines Segment.

The Company’s offerings are primarily targeted at individuals and families. The Company’s platform will provide specific and customized solutions that appeal to a wide range of targeted age groups, including Millennials - Gen Y (23-39 years of age), Gen X (40-54 years of age), and Baby Boomers (55+ years of age). Given the current global conditions, including the COVID-19 pandemic, the current economic and political climate, social justice issues, and social distancing isolation, individuals and families are bearing an overwhelming physical and mental load, and are seeking solutions to help them cope. As virtual telehealth and telemedicine become more widely accepted, consumers are still trying to find a solution that meets all of their lifestyle, healthcare, and home wellness product and service needs.

To solve the adherent problem facing individuals and families in the present day, Greenfield Groves has developed a platform that provides a comprehensive solution to enhance lifestyle and provide optimal health and wellness opportunities, combining a collection of the following services and products:
•	Telehealth/Telemedicine Practitioner-to-Consumer Platform;
•	Proprietary Branded Consumer Goods;
•	Intuitive, Influencer Engagement Data Technologies;
•	Vertical, Sustainable Supply Chain; and
•	Modern, Sustainable Farming & Manufacturing Practices.

Identified Whitespace

After careful marketplace analysis, the Company has identified a unique whitespace to occupy in what some may view as a crowded landscape. Through the Company’s robust and comprehensive platform, consumers will be digitally matched with health and wellness practitioners for consultation based on their qualifying criteria and needs. From there, the consumer will be further matched with appropriate personal care, beauty, home, health and wellness products. The Company’s vertically-integrated business model gives the Company a unique ability to provide customized solutions, extensive education and exceptional results for its customers.

Growing Market Share

Through the Company’s various brands, the Company will strategically blend telehealth/telemedicine services with its proprietary, branded consumer goods. The Company develops its technologies with a focus on interactive consumer engagement to develop a meaningful lifetime-value opportunity for each and every customer. The Company derives its consumer products from a vertically aligned and sustainably focused supply chain. Our products and services are meticulously designed, formulated, manufactured, paired and marketed with high levels of transparency, while maintaining accessibility to all from a price standpoint. Our Herban Goods products, along with the suite of other specialty branded products under development by the Company, are driven to become a whole-body and whole-home health fixture for daily use, ultimately positioning the Company as a go-to platform for lifestyle health and wellness.

The telehealth/telemedicine market, especially in light of the COVID-19 global pandemic, is becoming vitally important as consumers are now migrating towards virtual telehealth and telecommunications platforms to connect with traditional medical, alternative, and holistic practitioners as well as other wellness advisors for their complete health and wellness consultation needs. We believe that our P2C Platform has key strategic differentiators to uniquely position us for market leadership through: (1) a robust direct-to-consumer interactive footprint within the P2C platform that will leverage artificial intelligence to maximize the qualification and matching of leads to practitioners; and (2) utilizing partnerships with popular third-party health and wellness digital applications to generate greater customer lifetime value.

While each targeted growth market already has established brands, the Company, initially through the Herban Goods brand, intends to develop a consumer mindshare that extends far beyond any one market and becomes synonymous with broader, more mainstream fashion, beauty, personal care and lifestyle brands, such as Goop, Glossier, and Honest Company. This will be accomplished through: (1) value-added education that inspires; (2) product transparency that builds trust; and (3) connectivity among consumers and practitioners that fosters branded customer lifetime value.

The intuitive technologies within the platform allow for the Company to better understand the needs of our targeted consumers and identify emerging trends in the markets we serve through data analytics. We believe this gives the Company a competitive advantage to stay in pace, or ahead of, real market trends, and allows the Company to effectively compete as the markets naturally adjust to the elasticity of global supply and demand.

Competitive Landscape

There are numerous telehealth options on the market.  A non-exhaustive list of competitors includes: Teladoc, One Medical, Babylon Health, Doctor on Demand, Heal, MDLive, SnapMD, Hello Health, AmWell, Zocdoc, Luma Health, Well, Practice Better, and others, including consumer-focused brands such as HIMS/HERS, Roman, and others that are incorporating telehealth as core to their sales and distribution strategies. The Company will also compete with holistic wellness brands, from well-known celebrity-led companies to venture-funded companies, including companies such as Grove Collaborative, Honest Company, Beautycounter, Goop, and Public Goods. In addition, the Company will compete with hundreds of marijuana and hemp-derived CBD companies, including companies such as Charlotte’s Web (the most well-recognized CBD brand on the market).

Greenfield Groves will be one of the first integrated suites marketing telemedicine to the general public via a direct-to-consumer model, with an accessible and affordable service that goes beyond traditional doctor visits and helps a larger percentage of the population get access to the wellness and medical advice they seek, coupled with supportive health and wellness products.  This will create a “flywheel” business effect where targeted marketing will generate consumer leads for practitioners.  In turn, this will allow the Company to market to practitioners to adopt the telemedicine platform because new consumer leads will be generated and directed to practitioners via the platform. We believe the Company will gain a competitive advantage based on our proprietary branded product lines, including hemp-derived CBD products as well as non-CBD over-the-counter products and everyday household, personal care and wellness products, which allow us to market to a broad customer base.

Government Regulation

We are subject to laws and regulations affecting our operations in a number of areas. These laws and regulations affect the Company’s activities in areas including, but not limited to, the hemp business in the United States, the consumer products and nutritional supplement markets in the United States, consumer protection, labor, intellectual property ownership and infringement, import and export requirements, federal and state healthcare, environmental and safety. The successful execution of our business objectives will be contingent upon our compliance with all applicable laws and regulations and obtaining all necessary regulatory approvals, permits and registrations, which may be onerous and expensive. Any such costs, which may rise in the future as a result of changes in such applicable laws and regulations and the expansion of the Company’s business, could make our products and services less attractive to our customers, delay the introduction of new products, and require the Company to implement policies and procedures designed to ensure compliance with applicable laws and regulations.

Our Consumer Products Business

The Company operates its business in markets that are both highly regulated and rapidly evolving. The Company is subject to numerous federal and state laws and regulations affecting the manufacturing, packaging, labeling and sale of food, beverages, dietary supplements, and personal care products/cosmetics, as well as the use of hemp and hemp-derived ingredients like CBD in such products. While there are no specific laws or regulations enforced by the FDA pertaining to the use of hemp and hemp-derived ingredients in FDA-regulated products, the FDA has issued guidance on the subject and issued letters to companies regarding claims made for products and the use of such ingredients in various products. The FDA also initiated a task force to evaluate pathways for further regulation of hemp and hemp-derived ingredients. At various times, bills pertaining to the regulation of hemp and hemp-derived ingredients have been introduced in both the U.S. Senate and the U.S. House of Representatives, and additional proposed legislation is expected to be introduced in 2020. Future legislation approved by Congress and signed by the President, or rulemaking promulgated by the FDA, could either positively or adversely impact the future sale of products by the Company.

Additionally, numerous states have passed forms of hemp legislation governing the cultivation of hemp, as well as the further processing and sale of hemp and products with hemp or hemp-derived ingredients. Those states that have not yet enacted laws or issued regulations pertaining to hemp and hemp-derived ingredients may do so in the near future. Until such time as formal federal laws are enacted or regulations are promulgated, the Company is subject to the laws and regulations in each jurisdiction where it sells products. Changes in the state laws and regulations could again either positively or adversely affect the ability of the Company to sell products in those states.
Our Telehealth/Telemedicine Business

Our ability to offer telehealth services in a particular state or non-U.S. jurisdiction is directly dependent upon the applicable laws governing remote healthcare, the practice of medicine, and healthcare delivery in general in such jurisdiction, which are subject to changing political, regulatory and other influences. State medical boards may establish new rules or interpret existing rules in a manner that may limit or restrict our ability to conduct our business in those states as it may be conducted in other states. The extent to which any state or non-U.S. jurisdiction considers particular actions or relationships to constitute practicing medicine is subject to change and evolving interpretations by medical boards and state attorneys general (in the case of states within the United States), and by relevant regulatory and legal authorities in non-U.S. jurisdictions. We will be required to monitor our compliance with applicable laws and regulations in each jurisdiction in which we plan to operate, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of telehealth services, in one or more jurisdictions may change in a manner that is detrimental to our business.

Telehealth/telemedicine has historically been divided into three commonly deployed modalities of treatment: (1) live video, (2) store and forward, and (3) remote patient monitoring.

The most predominantly reimbursed form of telehealth modality is live video, with essentially every state offering some type of live video reimbursement in their Medicaid program as well as recognizing live video as a legitimate means of treatment even among private payers. However, what and how it is reimbursed varies widely. In addition to restrictions on specialty type, many states have restrictions on the type of provider services that can be reimbursed, e.g., office visit, inpatient consultation, etc.; the type of provider that can be reimbursed, e.g. physician, nurse, physician assistant, etc.; and the patient’s originating site (i.e., the location of the patient at the time treatment is administered).

Until very recently, and in contrast to live video telehealth, the store-and-forward modality has only been reimbursed by 14 state Medicaid Programs (bearing in mind this number does not include states that only reimburse for teleradiology, which is commonly reimbursed, and not always considered ‘telehealth’). In many states, the definition of telemedicine and/or telehealth, both for purposes of Medicare and even among private payers, stipulates that the delivery of services must occur in “real time,” automatically excluding store-and-forward as a part of telemedicine and/or telehealth altogether in those states.

22 states have some form of reimbursement for remote patient monitoring in their Medicare/Medicaid programs. As with live video and store and-forward reimbursement, many of the states that offer remote patient monitoring reimbursement have a multitude of restrictions associated with its use.

At the start of 2020, 40 states and the District of Columbia had laws that govern private payer telehealth reimbursement policies. These laws generally require contracts between a health insurer or health maintenance organization and telehealth provider to establish mutually acceptable payment rates for services provided through telehealth.  Until recently, only a few private payer laws required that the reimbursement amount for a telehealth-delivered service be equal to the amount that would have been reimbursed had the same service been delivered in-person, but that’s changing.  By way of example, California’s newly revised private payer law, which will apply to contracts issued, amended or renewed on or after January 1, 2021, mandates that payers reimburse for telehealth services on the same basis and to the same extent, as well as at the same rate, as the same service when delivered in-person.

On March 13, 2020, President Trump adopted an emergency declaration under the Stafford Act and the National Emergencies Act which broadened the Centers for Medicare and Medicaid Services’ (“CMS”) support for telehealth benefits under the 1135 waiver of authority and the Coronavirus Preparedness and Response Supplemental Appropriations Act.  In fact, CMS expanded its Medicare telehealth coverage during the COVID-19 crisis to enable more patients to receive virtual care services from their doctors without having to travel to a healthcare facility. According to CMS, physicians, nurse practitioners, clinical psychologists and licensed clinical social workers would be permitted to offer telehealth to Medicare beneficiaries/patients in any healthcare facility, including a physician’s office, hospital, nursing home or rural health clinic, as well as from their own individual homes, and even to patients resident in states where the provider wasn’t licensed.  Clinicians were also authorized to bill for dates of service as of March 6, 2020, with telehealth services paid under the Physician Fee Schedule at the same amount as in-person services, though Medicare coinsurance and deductibles still applied.  Officials from the HHS Office of Civil Rights (OCR) also officially announced back in March that the agency would exercise its enforcement discretion when providers use apps “in good faith” for any telehealth treatment or diagnostic purpose, regardless of whether the telehealth service is directly related to COVID-19.  It is important to note that the concessions implemented by President Trump were not laws per se, but essentially limited-time waivers or concessions forced on CMS to ensure that all Medicare beneficiaries infected with the COVID-19 virus would have access health care, especially when that care is in short supply within the patient’s state.  Since the CMS concessions had no ability to compel a state to follow suit, it was ultimately left up to each individual state to decide whether or not it was willing to adopt a similar licensure waiver, and as of April 10, 2020, over 40 states did just that.  The waivers, in many cases, also extended greater flexibility to meet the physician-patient relationship requirement.

Whether and for how long the waivers, both federal and across the states, will remain in effect is uncertain.  That said, seeing that telemedicine has clearly extended the general availability of healthcare to all Americans, and especially those who previously had limited access, it’s more likely than not that states will continue to adopt more aggressive laws and regulations that both promote but also regulate telehealth.  The same can be said for the continued growth and innovation around digital health devices and platforms.   Of particular note, with more states passing and adopting stricter privacy regulations, those regulations that govern the collection, storage, transmission and processing of health information (and specifically, digital health information) are likely to expand, become increasingly aligned with current digital health technological offerings, and exact severer consequences for those who violate them.

Benefit Corporation Status

As a demonstration of our commitment to balance environmental concerns and community benefits through the development of solutions that improve access to health and wellness opportunities for individuals and communities, we elected in August 2020 to be treated as a benefit corporation under Nevada law. Benefit corporations are a relatively new class of corporations that are intended to produce a general public benefit, which is defined, under Nevada law, as a material positive impact on society and the environment, taken as a whole.  In accordance with Nevada law, our Amended and Restated Articles of Incorporation require the Company to be managed in a manner that balances the interests of the Company’s stockholders, the interests of those materially affected by the Company’s conduct, and the general and specific public benefit purposes identified in the Company’s Amended and Restated Articles of Incorporation. The specific public benefits our Company promotes are: (i) the improvement of access to quality personal care and healthcare for families, and (ii) the promotion of economic opportunity for individuals and communities. Being a benefit corporation underscores our commitment to our purpose and our stakeholders, including health and wellness practitioners, consumers, communities and the environment, our employees and our stockholders.

As a Nevada benefit corporation, we are required to distribute to our stockholders, on an annual basis, and post on our website, an annual benefit report that, among other things: (a) describes (1) the process and rationale for selecting a third-party standard used to prepare the benefit report and assess the Company’s public benefit performance, (2) the ways in which the Company pursued general public benefit during the applicable year and the extent to which that general public benefit was created, (3) the ways in which the Company pursued any specific public benefit identified in its articles of incorporation and the extent to which such specific public benefit was created, and (4) any circumstances that have hindered the creation by the Company of the general public benefit or any specific public benefit identified in its articles of incorporation; and (b) assesses the overall social and environmental performance of the Company, prepared in accordance with a third-party standard. The annual benefit report must be sent to each stockholder within 120 days following the end of the Company's fiscal year, or at the same time the Company delivers any other annual report to its stockholders, and the Company is required to post its annual benefit reports publicly on the Company's website.

In order to measure the Company’s public benefit performance on an annual basis, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization that creates standards, policies and tools for business, certifies companies that are leaders in their communities, and incentivizes others to follow their lead. We are currently in the process of applying for certification as a “Certified B Corporation” through this independent third party. In order to qualify and be certified as a Certified B Corporation, companies must complete a comprehensive and objective assessment of their positive impact on society and the environment. The assessment evaluates how a company’s operations and business model impact its workers, customers, suppliers, community and the environment using a 200-point scale. Once the assessment is completed, the independent third party will verify the Company’s score to determine whether the Company meets the 80-point minimum bar for certification. Once certified, the Company must make its assessment score transparent on the independent third party’s website, and will be required to update its assessment and verify its updated score every three years. Acceptance as a Certified B Corporation and continued certification is at the sole discretion of the independent third party, and there can be no assurance that the Company will be able to obtain and maintain this certification. As noted above, the Company’s application to become a Certified B Corporation is in-process. The independent third party has not yet completed its review of the Company’s file and assessment, and has not yet fully analyzed, certified or provided any report of the Company’s public benefit performance or impact on society and the environment.

In assessing our public benefit performance for purposes of the annual benefit reports to be distributed to our stockholders, our Board plans to utilize the Company’s impact score and assessment from the independent third party described above, and will consider, among other factors, whether the objectives and standards used to measure our public benefit performance are (i) comprehensive in assessing the effects of our conduct and operations on our employees, suppliers, customers, local communities and society, as well as the local and global environment, (ii) credible and comparable to the objectives and standards created and used by other independent third parties that evaluate the social and environmental performance of other benefit corporations, and (iii) transparent (made publicly available).

Legal Proceedings

There are currently no legal proceedings that the Company is aware of that are material to the business or financial condition of the Company.

Employees

We currently have 15 full-time employees and 6 part-time employees. We do not currently have any pension, health, annuity, insurance, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to increase our employee base over the next few years, starting in the first quarter of 2021, in order to execute the Company’s on-going business plans.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities. We currently have approximately 25 contractors or consultants engaged to support the Company’s operations.

Corporate Information

Our principal executive offices are located at 18575 Jamboree Road #6, Irvine, CA 92612, and our telephone number is 1+ (541)581-0470. Our website address is www.greenfieldgroves.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

DESCRIPTION OF PROPERTY

Real Property

Our corporate office is located at 18575 Jamboree Road #6, Irvine, California 92612, in a shared commercial office space (WeWork at The Boardwalk), which we lease on a month-to-month basis for a nominal monthly base cost. We can expand or collapse our overall working space within this location on demand and when needed. We also maintain office space available to our corporate staff in Newport Beach, California at a rate of $1,305 per month provided by our Founder and CEO. We believe our current corporate office space arrangements provide for adequate growth and expansion capabilities for the foreseeable future.

Intellectual Property

As of the date of this Offering Circular, the Company does not have any registered patents or trademarks. We have no pending patent applications and have not been issued any patents. As of the date hereof, the Company has the following pending applications for federal trademarks in the United States:

Mark Name	International Classes	Application Number	Filed Date
HERBAN GOODS	3	90/072,557	2020-07-24
HERBAN GOODS	4	90/072,559	2020-07-24
HERBAN GOODS	5	90/072,562	2020-07-24
HERBAN GOODS	9	90/072,568	2020-07-24
HERBAN GOODS	10	90/072,572	2020-07-24
HERBAN GOODS	30	90/072,576	2020-07-24
HERBAN GOODS	32	90/072,580	2020-07-24
HERBAN GOODS	35	90/072,581	2020-07-24
HERBAN GOODS	41	90/072,586	2020-07-24
HERBAN GOODS	44	90/072,588	2020-07-24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, the actual outcomes of which involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by such forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” starting on page 7, “Cautionary Statement Regarding Forward-Looking Statements” starting on page 1 and elsewhere in this Offering Circular. Please see the notes to our financial statements for information about our significant accounting policies.

Results of Operations for the Six Months ended June 30, 2020 and 2019 and the Period from February 19, 2019 (Inception) to December 31, 2019

Revenues and Costs of Goods Sold

For the period from February 19, 2019 (inception) to December 31, 2019, we reported net sales of $89,705, costs of sales of $68,030, and gross profit of $21,675.

We reported net sales of $337,046 for the six months ended June 30, 2020, compared to net sales of $66,000 for the period from February 19, 2019 (inception) to June 30, 2019. The increase in net sales relates to the sale of hemp product to Eagle Hemp for $250,000 pursuant to the Strategic Relationship Agreement entered into in June 2020.

Costs of goods sold totaled $278,790 in the six months ended June 30, 2020, compared to a total of $40,708 for the period from February 19, 2019 (inception) to June 30, 2019. The increase in cost of goods sold was a direct result of the costs associated with the fulfillment of the sale of hemp product to Eagle Hemp in June 2020.  Costs of goods sold period over period increased from 61% to 83%, as a result of increased manufacturing costs with respect to the fulfilment of one of our customer orders.

Gross profit for the six months ended June 30, 2020 totaled $58,256, compared to gross profit of $25,292 for the period from February 19, 2019 (inception) to June 30, 2019.

Research and Development Expenses

Research and development costs are charged to expense as incurred and include both internal and external product formulation, costs related to adapting new technology to our existing products and concepts and various conceptual and exploratory projects with respect to packaging and marketing. Research and development expenses totaled $18,734 for the period from February 19, 2019 (inception) to December 31, 2019.
Research and development expenses totaled $3,834 for the six months ended June 30, 2020, compared to $3,734 for the period from February 19, 2019 (inception) to June 30, 2019.
Selling, General and Administrative Expenses

Selling, general and administrative expenses were $178,771 for the period from February 19, 2019 (inception) to December 31, 2019.

Our selling, general and administrative expenses were $145,577 for the six months ended June 30, 2020, compared to $121,301 for the period from February 19, 2019 (inception) to June 30, 2019. The increase in expenses over the six months ended June 30, 2020 relates primarily to increased business operations and corporate organizational expenses and preparing for this Offering.

Selling, general and administrative expenses consist primarily of professional fees, rent, marketing, sundry office expenditures, travel expenses and utilities.

Salaries

Accrued salaries totaled $386,175 for the period from February 19, 2019 (inception) to December 31, 2019 and include amounts payable to our CEO and Vice President.

Accrued salaries totaled $347,750 for the six months ended June 30, 2020, compared to $122,175 for the period from February 19, 2019 (inception) to June 30, 2019. The increase in salary expenses over the six months ended June 30, 2020 is a direct result of the addition of our Vice President as an employee and officer in October 2019.

Contract Labor

Contract labor expenses totaled $225,112 for the period from February 19, 2019 (inception) to December 31, 2019 and includes amounts paid to contractors providing various services to the Company.

Contract labor expenses totaled $35,646 for the six months ended June 30, 2020, compared to $209,112 for the period from February 19, 2019 (inception) to June 30, 2019. The decrease in expenses over the six months ended June 30, 2020 is a direct result of the wind down set up costs for various areas of our operation.

Net Loss

Our net loss for the period from February 19, 2019 (inception) to December 31, 2019 was $789,797, including interest expense of $2,680.

Our net loss was $468,925 for the six months ended June 30, 2020, including other income of $5,626 as a result of an SBA grant of $10,000 offset by interest expenses totaling $4,374, compared to a net loss of $431,030 for the period from February 19, 2019 (inception) to June 30, 2019.

Liquidity and Capital Resources

To date, we have generated negative cash flows from operating activities. All costs incurred in connection with our formation, development, legal services and support have been funded by our founder and revenues generated from operations.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the progress of our research and development efforts. We believe that if we raise $50,000,000 (the Maximum Amount) in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months; however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that we will ultimately achieve profitable operations.

The Company does not currently have any revolving credit facilities; however, we have entered into various short and long term notes payable with third parties, and with our officers and directors for loan proceeds to meet operational shortfalls. As of June 30, 2020, and December 31, 2019, respectively, we have long term notes payable with terms of 1-3 years of $209,495 (including a PPP loan of $127,495 as discussed below) and $32,000, and related party notes payable of  $249,775 and $285,728. As of June 30, 2020, and December 31, 2019, respectively, we have short term notes payable with terms of less than one year of $0 and $27,680.

As a result of the COVID-19 pandemic, the Company received a loan in the amount of $127,495 from Bank of the West pursuant to a Promissory Note dated May 5, 2020 under the SBA Paycheck Protection Program (the “PPP Loan”). The PPP Loan accrues interest a 1% per annum and matures on May 5, 2022 (on the two-year anniversary of the initial disbursement date). Principal and interest payments under the note are deferred for the first six months of the term. If the entire principal balance and accrued interest under the note is not forgiven within the first six months of the term, then the principal balance, together with accrued interest, will be payable in 18 equal monthly installments until the maturity date. An event of default will occur under the note if, among other things, the Company reorganizes, merges, consolidates or otherwise undergoes a change in ownership or business structure without the lender’s prior written consent. The Company may prepay the note at any time without penalty. The PPP Loan has not been forgiven as of the date of this Offering Circular, as the Company has not yet been able to apply for forgiveness through the Bank of the West portal. While we believe that our use of the PPP Loan proceeds will meet the conditions for forgiveness and expect the loan to be forgiven, no assurances can be made that the PPP Loan will be forgiven, in whole or in part.

In addition, during the six months ended June 30, 2020, the Company received a grant in the amount of $10,000 from the SBA, which was made in connection with the Company’s application for an Economic Injury Disaster Loan (the “EIDL”) and is not required to be repaid. Subsequently, on August 11, 2020, the Company received an EIDL in the amount of $60,400 from the SBA for working capital purposes, pursuant to the terms and conditions set forth in a Loan Authorization and Agreement, Note, and Security Agreement between the Company and the SBA. The EIDL accrues interest at the rate of 3.75% per annum and matures on August 11, 2050 (30 years from the date of the note). Pursuant to the terms of the loan agreement, the Company granted the SBA a security interest in all of its tangible and intangible personal property to secure payment and performance of the Company’s obligations. The loan agreement contains certain affirmative and restrictive covenants, including a covenant prohibiting the Company from selling or transferring any collateral (other than the sale of inventory in the ordinary course of business) without the SBA’s prior written consent, as well as a covenant prohibiting the Company from making any distribution of assets or any direct or indirect advance, by way of a loan, gift, bonus or otherwise, to any owner or employee of the Company or its affiliates without the SBA’s prior written consent. An event of default will occur under the note if, among other things, the Company reorganizes, merges, consolidates or otherwise undergoes a change in ownership or business structure without the SBA’s prior written consent. The Company may prepay the note at any time without notice or penalty.

On December 1, 2020, the Company’s Board approved an offering of up to 1,000,000 shares of the Company’s Common Stock, at a purchase price of $0.50 per share, for gross proceeds of up to $500,000, pursuant to a private offering pursuant to Rule 506(b) promulgated under the Securities Act. As of December 29, 2020, the Company has sold 427,000 shares of Common Stock to accredited investors in the private offering, for gross proceeds of $213,500. The private offering was completed and terminated prior to qualification of the Company’s Offering Statement by the SEC.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required. As of June 30, 2020, the Company has incurred an accumulated deficit of $1,275,742. We have funded our operations to date from cash provided by our founder and revenues generated from operations, and we intend to finance our ongoing operations initially through equity and debt financings, including this Offering.

Contractual Obligations and Commitments for Capital Expenditures

On September 2, 2020, the Company entered into an Asset Purchase Agreement with HT, pursuant to which the Company agreed to purchase a proprietary telehealth/telemedicine software platform from HT, which the Company will use for its telehealth/telemedicine business. Upon the closing of the Asset Purchase Agreement, the Company will deliver to HT $500,000 and 500,000 shares of Common Stock as consideration for the software program, and the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, on a non-exclusive, perpetual, royalty-free basis, for the limited purpose of the continuation of their existing medical practice. HT and its affiliates will benefit from any updated software features developed by the Company going forward, at no additional cost to them. Following the closing, in the event the Company licenses the software to any third party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The Asset Purchase Agreement provides for a right of first refusal in favor of the Company with respect to the shares of Common Stock to be issued to HT, as well as a put right in favor of HT pursuant to which HT may require the Company to repurchase the shares at a purchase price of $1 per share at any time after 24 months following the closing, subject to certain conditions. The closing of the Asset Purchase Agreement is expected to occur once the Company has raised at least $1,000,000 in this Offering. The agreement may be terminated by either party upon a material breach by the other party prior to closing, or by either party if the closing has not occurred by March 31, 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Relaxed Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of this Offering, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other obligations that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 Million, we would cease to be an “emerging growth company.”

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising capital through the sale of shares offered for sale in this Offering Circular, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next 24 months. If we are unable to do so, we may have to curtail and possibly cease some operations.

We began our operations in February 2019 and have a very limited operating history. Our plan of operations for the next 12 months includes: (i) the ongoing development of our vertically integrated supply chain, from farming and cultivation, to processing and extraction, to product manufacturing, to marketing and distribution of our finished proprietary branded products; (ii) continued research and development of our proprietary branded product formulations; (iii) the build-out and implementation of our telehealth/telemedicine platform; (iii) an ongoing recruitment program to attract practitioners and wellness consultants to our telehealth/telemedicine platform, and to attract industry experts and specialists to join the Company’s leadership and advisory teams; (iv) the launch of our specialty brand consumer products, starting with the Herban Goods product lines; and (v) development of brand curated content across marketing channels for consumer education and engagement.

We plan to house our agribusiness operations in Phoenix, Oregon, utilizing the farm previously leased and farmed by our Vice President and head of agribusiness operations, Josh White, prior to joining the Company. The Company does not currently have a lease for this property. We expect to enter into a lease for this property in the first quarter of 2021 in order to secure the property for the next growing season, although we cannot guarantee that the lease will be entered into, or that the terms of the lease, if entered into, will be favorable to the Company as of the date of this Offering Circular.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Trend Information

Because we only began operations in 2019 and have a limited operating history, we are unable to identify any significant recent trends in revenue or expenses, production, sales and inventory, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering Circular to not be indicative of future operating results or financial condition.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office
Executive Officers:
Lindsay Giguiere	Chief Executive Officer, President, Secretary and Treasurer	38	February 2019 – Present
William Joshua (Josh) White	Vice President	48	October 2019 – Present

Directors:
Lindsay Giguiere	Director	38	February 2019 – Present
Jessica Craver	Director	37	October 2020 – Present

Both Ms. Giguiere and Mr. White work full-time for the Company. There are employment agreements and indemnification agreements in place between the Company and both Lindsay Giguiere and Josh White, as described in further detail below. Other than the employment agreements described below, there is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Each officer holds office until his or her successor is elected and qualified. Directors are elected at each annual meeting of the stockholders to serve until the next annual meeting of the stockholders and until their successors have been elected and qualified.

Certain Relationships

There are no family relationships between any of our directors, executive officers and significant employees.

Except as set forth above and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Business Experience

Lindsay Giguiere, Founder, Chief Executive Officer, President, Secretary, Treasurer and Director

Lindsay Giguiere is an experienced entrepreneur with nearly 20 years of experience in the personal care, health, wellness, fashion marketing, merchandising and life-coaching industries. Ms. Giguiere’s career as a successful retail strategist, trend forecaster, and buyer behavior segmentation specialist led her to the founding of Greenfield Groves in 2019, through which she aims to improve access to health and wellness through the Company’s variety of product and service offerings. Ms. Giguiere has extensive experience pioneering and promoting scalable customer loyalty programs for luxury retail brands, including Jimmy Choo (2010 – 2013), Nieman Marcus and Marc Jacobs (2008 – 2009). From 2014 through 2019, Lindsay was focused on developing her family, charitable activities and identifying opportunities to leverage her diverse skill set. Ms. Giguiere graduated from the Fashion Institute of Design and Merchandising in 2008, with an emphasis in Marketing.

Jessica Craver, Director
Jessica Craver is an experienced sales executive with nearly 15 years of large-scale hardware and software technology sales, implementation, and on-going management experience. Ms. Craver has an established career in enterprise transactions, with demonstrable revenue generation and achievement, and has served as an Account Executive at SHI International since 2014. Ms. Craver’s past sales and marketing experience includes positions at Arizona Sports 98.7FM (2013 – 2014), Republic Media, A Gannett Company (2011 – 2013), Fetchback, an Ebay Company (2010), and Eckley & Associates, P.C. (2008 – 2010). Ms. Craver holds a BS from Arizona State University.
William Joshua White, Vice President

William Joshua (Josh) White has more than 20 years of experience in the design, implementation and management of cultivation and propagation facilities for flowering plants. Since 2019, Mr. White has managed the Greenfield Groves agribusiness and supply chain operations. Mr. White’s business acumen and mechanical aptitude, combined with his expertise in modern farming practices, primes the Company’s eco-friendly farming practices to support our agribusiness operations and the Company’s vertically aligned business model. Prior to Greenfield Groves, Mr. White led various agribusiness endeavors, public works architecture planning efforts and construction management projects throughout the State of California through his consulting firms, FTF Ag (2018 – 2019) and Solutions 24/7 (2015 – 2018).
Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past five years:
•	been convicted in a criminal proceeding (excluding traffic violations and other minor offenses); or
•
had any bankruptcy petition filed under the federal bankruptcy laws or any state insolvency laws by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time.

In addition, to our knowledge, none of our current directors or executive officers is subject to any of the disqualification events described in Rule 262(a) under the Securities Act.

Although not within the last 10 years, for purposes of full transparency and complete disclosure, we note that our Vice President, Josh White, was previously incarcerated from October 2005 to October 2010 and convicted of violating the CSA. In March 2007, Mr. White entered into a plea agreement and pled guilty to the charge of conspiracy to manufacture, distribute, and possess with intent to distribute marijuana in violation of the CSA (21 U.S.C. §§ 841(a)(1) and 846), following his arrest and the seizure of approximately 72.8 kilograms (169 plants) of marijuana at the homes of Mr. White and a few other individuals upon the execution of federal search warrants in October 2005. Mr. White served five years of imprisonment, which was equal to the minimum potential sentence for his conviction.

The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table represents information regarding the total compensation earned by the Company’s directors and executive officers during the year ended December 31, 2019:

Name and Capacity in which	Cash Compensation	Other Compensation	Total Compensation
Compensation was Received	($)	($) (1)	($)
Lindsay Giguiere (CEO, President, Secretary, Treasurer and Director)	$291,667	$10	$291,677
William Joshua White (Vice President)	$75,000	$0	$75,000

(1)
Any values reported in the “Other Compensation” column, if applicable, represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (ASC) 718 Share Based Payments, of grants of stock options to each of our named executive officers and directors.

Director Compensation

We currently have two directors on our Board. We currently do not pay our directors any cash compensation for their services as Board members, but intend to provide a quarterly stipend of $1,000 to each director in the future, depending in part upon the success of this Offering.

On February 19, 2019, our founder and sole initial director at the time, Lindsay Giguiere, was granted options to purchase 1,000,000 shares of our Common Stock, at an exercise price of $0.00001 per share, pursuant to the Company’s 2019 Equity Incentive Plan.

Effective October 1, 2020, our second director, Jessica Craver, was granted options to purchase 250,000 shares of our Common Stock, at an exercise price of $0.50 per share, pursuant to the Company’s 2019 Equity Incentive Plan.

Employment Agreements, Arrangements or Plans

We have employment agreements in place with our two executive officers, Lindsay Giguiere and Josh White. The initial term of each employment agreement is for a period of three years, to be extended automatically for successive one-year periods unless terminated earlier by either party upon written notice at least 60 days prior to the end of the initial term or applicable one-year extension period. Lindsay Giguiere is entitled to an annual base salary of $350,000 pursuant to her employment agreement, and Josh White is entitled to an annual base salary of $300,000 pursuant to his employment agreement. The executive officers’ salaries will be accrued but not paid until the Board reasonably determines that the Company is in a financial position to pay such salaries without jeopardizing the Company’s ability to continue as a going concern. Each executive is also eligible to receive an annual bonus, in the Board’s discretion.

The employment agreements may be terminated at any time and for any reason by the Company or the executive officer. If the Company terminates the executive officer’s employment for cause, as defined in the agreement, or the executive officer terminates the agreement without good reason, as defined in the agreement, or the executive officer’s employment is terminated due to death or disability, as defined in the agreement, then the executive officer (or the executive officer’s estate and/or beneficiaries, as applicable) will be entitled to any accrued but unpaid base salary and accrued but unused paid time off, reimbursement for unreimbursed expenses properly incurred during the term of employment, and such employee benefits to which the executive officer may be entitled under the Company’s employee benefit plans as of the date of termination. If the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as such terms are defined in the agreement) after the date on which the Board reasonably determines that the Company is in a financial position to pay the executive officers’ salaries, then the executive officer will be entitled to receive, in addition to the accrued amounts described in the foregoing sentence, and subject to certain conditions (including the execution and delivery of a release of claims in favor of the Company and its affiliates, and compliance with certain restrictive covenants), severance compensation from the Company equal to 50% of the executive officer’s then current base salary for one year following termination, and reimbursement for monthly COBRA premiums paid by the executive officer until the earliest of (i) 12 months following the executive officer’s termination date, (ii) the date on which the executive officer is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which the executive officer becomes eligible to receive substantially similar coverage from another employer or other source.

Each of our executive officers and directors is also eligible to receive awards under the Company’s 2019 Equity Incentive Plan. The terms of the 2019 Equity Incentive Plan are described in further detail under “Securities Being Offered” below.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Stock as of January 8, 2021 held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who beneficially owns more than 10% of any class of our voting securities; (iii) each executive officer who beneficially owns more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of January 8, 2021, there were 70,427,000 shares of our Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to convertible securities, options, warrants and other rights which are currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such convertible securities, options, warrants or other rights for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock as of January 8, 2021. Unless otherwise indicated, the business address of each person listed is c/o Greenfield Groves Inc., 18575 Jamboree Road #6, Irvine, CA 92612.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Amount and Nature of Beneficial Ownership of Common Stock Acquirable (by Exercise of Option or Conversion of Security)	Percent of Class

Directors and Executive Officers:
Lindsay Giguiere	50,000,000	50,611,111 (1)	83.12%
William Joshua White	20,000,000	0	28.40%
Jessica Craver	-	20,833 (2)	*
All directors and named executive officers as a group (3 persons)	70,000,000	50,631,944	99.65%

Greater than 10% Securityholders:
None (other than the Directors and Executive Officers above)
*indicates less than 1%

(1)
Includes (i) 50,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Series A Preferred Stock, and (ii) 611,111 fully vested stock options granted February 19, 2019 pursuant to the Company’s 2019 Equity Incentive Plan.

(2)	Includes 20,833 fully vested stock options granted October 1, 2020 pursuant to the Company’s 2019 Equity Incentive Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under “Compensation of Directors and Executive Officers” above, since our inception date of February 19, 2019, there has not been, nor is there currently proposed, any transaction in which (i) the Company is or was a participant, (ii) the amount involved exceeds the lesser of $120,000 and 1% of the average of the Company’s total assets at year-end for the last two completed fiscal years, and (iii) any of our directors, executive officers, holders of more than 10% of our Common Stock, promoters, or any immediate family member of any of the foregoing, had or will have a direct or indirect material interest.

On October 1, 2019, the Company entered into an Asset Purchase Agreement with William Joshua White, pursuant to which the Company purchased certain agribusiness equipment valued at approximately $173,000, and 50,000 pounds of hemp raw material valued at approximately $150,000 (for a total value of approximately $323,000 for the purchased assets), in exchange for the issuance of 20,000,000 shares of Common Stock to Mr. White.  Concurrently the Company entered into an employment agreement with Mr. White to serve as our Vice President and agribusiness operations manager, as described in further detail under “Compensation of Directors and Executive Officers” above.  The Company subsequently sold the 50,000 pounds of hemp to Eagle Hemp in June 2020 pursuant to the Strategic Relationship Agreement between the Company and Eagle Hemp.

The Company made and delivered a promissory note in the principal amount of $285,728 in favor of our founder and CEO, Lindsay Giguiere, on December 31, 2019. The promissory note is unsecured, non-interest bearing and has a term of three years. The Company may repay the outstanding balance under the promissory note at any time without penalty. During the six months ended June 30, 2020, the Company received additional advances and repaid certain amounts against the balance of this related party loan, leaving a principal balance of $222,275 owing to Ms. Giguiere as of June 30, 2020.

On January 29, 2020, the Company made and delivered a promissory note in the principal amount of $30,000 in favor of LJ Direction LLC, a company owned by Lindsay Giguiere’s father. The promissory note is unsecured, bears interest at the rate of 5% per annum, and matures three years following the date of its delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty. In the event of default, the entire unpaid balance of the note will become immediately due and payable and will accrue interest at the rate of 10% per annum until paid in full.

On June 18, 2020, the Company made and delivered a promissory note in the principal amount of $27,500 in favor of our Vice President, William Joshua White. The promissory note is unsecured, non-interest bearing, and matures three years following the date of its delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty.

On September 16, 2020, the Company made and delivered a promissory note in the principal amount of $100,000 in favor of our founder and CEO, Lindsay Giguiere.  The note matures three years from the date of its delivery, is unsecured and non-interest bearing. The Company may repay the outstanding balance under the promissory note at any time without penalty.

On December 20, 2020, the Company made and delivered a promissory note in the principal amount of $15,000 in favor of our founder and CEO, Lindsay Giguiere. The promissory note is unsecured, non-interest bearing and matures three years following its date of delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty.

We have also entered into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transactions.

SECURITIES BEING OFFERED

The following is a summary of the rights of our capital stock as provided in our Amended and Restated Articles of Incorporation, Amended and Restated Certificate of Designation of Series A Preferred Stock, and Second Amended and Restated Bylaws. For more detailed information, please see our Amended and Restated Articles of Incorporation, Amended and Restated Certificate of Designation of Series A Preferred Stock, and Second Amended and Restated Bylaws which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company is authorized to issue two classes of stock. The total number of shares of capital stock which the Company is authorized to issue is 500,000,000, consisting of 450,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock, of which 5,000,000 shares have been designated as Series A Preferred Stock. As of the date of this Offering Circular, the Company has 70,427,000  shares of Common Stock issued and outstanding and 5,000,000 shares of Series A Preferred Stock issued and outstanding. In addition, 50,000,000  shares of Common Stock have been reserved for issuance under our 2019 Equity Incentive Plan, of which 7,250,000 shares of our Common Stock will be issuable upon exercise of outstanding option awards.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share held on all matters to be voted on by the Company’s stockholders.

Shares of our Common Stock are subject to the relative rights and preferences of the shares of our Series A Preferred Stock, which will significantly limit our Common Stock holders’ ability to influence corporate matters. On any matter submitted to a vote of the stockholders, the shares of Series A Preferred Stock are entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock, voting together. Holders of Series A Preferred Stock are generally entitled to vote on all matters on which the holders of Common Stock are entitled to vote, and vote together with the Common Stock as a single class, except as otherwise specifically set forth in the Amended and Restated Certificate of Designation of Series A Preferred Stock, in our articles of incorporation or bylaws, or as required by Nevada law.

There is no cumulative voting for the election of directors. To the extent the Board is comprised of five or more directors, the holders of Series A Preferred Stock, voting as a separate class, will be entitled to elect the smallest number of directors that constitutes a majority of the total number of directors on the Board, and the holders of Common Stock, voting as a separate class, will be entitled to elect the remaining number of directors on the Board. For example, if there are five directors on the Board, the holders of Series A Preferred Stock would be entitled to elect three directors, and the holders of Common Stock would be entitled to elect two directors. Any director elected by the holders of a certain class of stock may only be removed without cause by the holders of the class of stock entitled to elect such director, and a vacancy in any directorship shall be filled only by the holders of the class of stock entitled to elect such director or by any remaining director or directors elected by the holders of such class.

The holders of our Series A Preferred Stock are entitled to certain additional protective voting rights, as described in the Amended and Restated Certificate of Designation of Series A Preferred Stock.

Conversion Rights of Series A Preferred Stock

Each share of Series A Preferred Stock is convertible, at the option of the holder, into fully paid and non-assessable shares of Common Stock at the rate of ten (10) shares of Common Stock for one (1) share of Series A Preferred Stock, subject to adjustment as set forth in the Amended and Restated Certificate of Designation of Series A Preferred Stock. As of the date of this Offering Circular, the 5,000,000 shares of outstanding Series A Preferred Stock held by our founder, Lindsay Giguiere, may be converted, at the option of the holder, into 50,000,000 shares of Common Stock. All the outstanding shares of Series A Preferred Stock will automatically be converted into Common Stock upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5 per share in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act resulting in at least $50,000,000 of proceeds, net of underwriting discounts and commissions, to the Company, or (b) the date and time specified by vote or written consent of the holders of at least 51% of the then outstanding shares of Series A Preferred Stock.

Preemptive Rights of Series A Preferred Stock

Unless otherwise prohibited by Nevada law governing distributions to stockholders, the shares of our Series A Preferred Stock shall be redeemed by the Company upon written notice from the holders of at least 51% of the outstanding shares of Series A Preferred Stock, at a price per share equal to the Series A Original Issue Price ($0.00001 per share, subject to adjustment), plus any accrued and unpaid dividends thereon, plus the fair market value of such share, determined in accordance with the provisions set forth in the Amended and Restated Certificate of Designation of Series A Preferred Stock. Any shares of Series A Preferred Stock that are redeemed by the Company shall be cancelled and retired and shall not be reissued, sold or transferred.

Dividend Rights

The holders of shares of Common Stock are entitled to dividends when and as declared by the Board from funds legally available therefor if, as and when determined by the Board in its sole discretion, subject to provisions of law, and any provision of the Company’s Articles of Incorporation, as amended from time to time, including the Amended and Restated Certificate of Designation of Series A Preferred Stock. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the Company’s Common Stock.

Any dividends declared and issued with respect to our Common Stock will be subject to the dividend rights of the Series A Preferred Stock. Pursuant to our Amended and Restated Certificate of Designation of Series A Preferred Stock, dividends at the annual rate of $0.0025 per share accrue on the Series A Preferred Stock, and the Company shall not declare, pay or set aside any dividends on shares of the Company’s Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of outstanding Series A Preferred Stock first receive, or simultaneously receive, all dividends then accrued on the Series A Preferred Stock, and a dividend per share of Series A Preferred Stock equal to the dividend that would be payable if such share of Series A Preferred Stock were converted into Common Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, or deemed liquidation event, as defined in the Amended and Restated Certificate of Designation of Series A Preferred Stock, the holders of our Series A Preferred Stock shall be entitled to receive, out of the assets of the Company available for distribution to the Company’s stockholders (after the payment of or provision for all of our debts and other liabilities), before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (i) 1,000 times the Series A Original Issue Price ($0.00001 per share, subject to adjustment), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all the shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, or deemed liquidation event, after the payment of or provision for all of our debts and other liabilities, and after the payment of all preferential amounts required to be paid to the holders of Series A Preferred Stock pursuant to the Amended and Restated Certificate of Designation of Series A Preferred Stock, the holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to the stockholders.

Fully Paid and Non-assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Changes in Authorized Number

The number of authorized shares of Common Stock may be increased or decreased subject to the Company’s legal commitments at any time and from time to time to issue them, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Benefit Corporation

We do not believe that an investment in the stock of a benefit corporation differs materially from an investment in a corporation that is not designated as a benefit corporation. We believe our ongoing efforts to pursue and achieve our general and specific public benefit purposes will not materially affect the financial interests of our stockholders.

As a Nevada benefit corporation, we must obtain approval from our stockholders holding at least two-thirds of the issued and outstanding shares of each class or series of capital stock in order to (i) amend our articles of incorporation to terminate the Company’s status as a benefit corporation, (ii) amend our articles of incorporation to add, amend or delete the identification of any specific public benefit purpose therein, (iii) terminate the Company’s status as a benefit corporation by way of a merger, conversion or exchange to which the Company is a constituent entity, or (iv) sell, lease, exchange or otherwise dispose of all or substantially all of the Company’s property or assets.

Forum Selection Clauses in Subscription Agreement and Amended and Restated Articles of Incorporation

Subscription Agreement

In this Offering, the Shares will be sold pursuant to the terms and conditions set forth in the form of Subscription Agreement included as Exhibit 4.1 hereto (the “Subscription Agreement”). The Shares are being offered at a price of $1.00 per Share. The minimum investment amount from an investor is $1,000.00 for the purchase of 1,000 Shares; however, we expressly reserve the right to waive this minimum in the sole discretion of our management.

The Subscription Agreement is to be construed in accordance with and governed by the laws of the State of Nevada. The Subscription Agreement provides further that the parties to the Subscription Agreement will submit to the jurisdiction of the Eighth Judicial District Court of Clark County, Nevada (or, in the event such court does not have jurisdiction, then any other state district court or federal court in the State of Nevada) for any suit, action or other proceeding arising out of or based upon the Subscription Agreement; provided, that the parties agree that no provisions under applicable federal laws and regulations, including the Securities Act and the Exchange Act, respective to jurisdiction, venue and/or forum shall be waived. There is uncertainty as to whether a court would enforce the forum selection provision in the Subscription Agreement with respect to all claims arising out of the Subscription Agreement, including claims brought under the Securities Act or the Exchange Act. Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding any interpretation of the provisions in the Subscription Agreement to the contrary, pursuant to Section 22 of the Securities Act, investors’ claims asserted under the Securities Act and the rules and regulations thereunder are subject to concurrent state and federal court jurisdiction. Additionally, pursuant to Section 27 of the Exchange Act, and the recent Supreme Court precedent thereunder in Merrill Lynch, Pierce, Fenner & Smith Inc. v. Manning (2016), the federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Amended and Restated Articles of Incorporation

Article 8 of the Company’s Amended and Restated Articles of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the exclusive forum for any and all actions (a) brought in the name or right of the Company or on its behalf; (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders; (c) arising or asserting a claim pursuant to any provision of Nevada Revised Statutes Chapters 78, 78B or 92A or any provision of the Amended and Restated Articles of Incorporation or the bylaws of the Company; (d) to interpret, apply, enforce or determine the validity of the Amended and Restated Articles of Incorporation or the bylaws of the Company; or (e) asserting a claim governed by the internal affairs doctrine. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, then any other state district court located in the State of Nevada shall be the exclusive forum for such action, and in the event that no state district court in the State of Nevada has jurisdiction over any such action, then a federal court located within the State of Nevada shall be the exclusive forum for such action. As noted above, there is uncertainty as to whether a court would enforce the forum selection clause in the Company’s Amended and Restated Articles of Incorporation with respect to all actions and claims referenced therein, including actions involving claims brought under the Securities Act or Exchange Act. Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding any interpretation of the provisions in the Amended and Restated Articles of Incorporation to the contrary, investors’ claims asserted under the Securities Act and the rules and regulations thereunder are subject to concurrent state and federal court jurisdiction, and the federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Lock-up Agreement

Section 9.1 of the Subscription Agreement provides that investors may be subject to a lock-up period if requested by the Company and any lead underwriter in an underwritten offering of the Company’s securities under the Securities Act. Specifically, Section 9.1 of the Subscription Agreement provides that, if requested by the Company and the lead underwriter (the “Lead Underwriter”) of any underwritten or Regulation A offering of securities of the Company under the Securities Act, the Subscriber irrevocably agrees not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in the Shares or any other securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock (except Common Stock included in such offering or acquired on the public market after such offering) during the 180-day period following the effective date of a registration statement or offering statement of the Company filed under the Act, or such shorter or longer period of time as the Lead Underwriter shall specify. The Subscriber further agrees to sign such documents as may be requested by the Lead Underwriter to effect the foregoing and agrees that the Company may impose stop-transfer instructions with respect to such Common Stock subject to the lock-up period until the end of such period. This provision may affect investors in the Offering in the event the Company elects to conduct an underwritten initial public offering of its securities following the Offering.

Equity Incentive Plan

Compensation of Directors and Executive Officers

Each of the executive officers and directors listed above is eligible to receive equity compensation at the discretion of our Board. In February 2019, the Company granted options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.00001 per share to our founder, Lindsay Giguiere, with the options vesting in equal monthly installments over the 36 months following the date of grant. In October 2020, the Company granted options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share to our director, Jessica Craver, with the options vesting in equal monthly installments over the 36 months following the grant date.

2019 Equity Incentive Plan

Our Board and founding stockholder adopted the Greenfield Groves Inc. 2019 Equity Incentive Plan (the “Plan”) on February 19, 2019. The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards and restricted stock unit awards. Shares issued under the Plan will be shares of our Common Stock. Incentive stock options may be granted only to our employees and employees of any parent or subsidiary corporation. All other awards may be granted to our employees, directors or consultants and to employees, directors or consultants of any affiliated entity.

Share Reserve

We have reserved fifty million (50,000,000) shares of our Common Stock for issuance pursuant to awards granted under the Plan. Shares subject to awards granted under the Plan that are not issued or that are returned to us, for example, because the award is forfeited, will again become available for awards under the Plan.

Administration

Our Board or a committee of our Board will administer the Plan. The administrator has the power to determine when awards will be granted, which employees, directors or consultants will receive awards, the terms of the awards, including the number of shares subject to each award and the vesting schedule of the awards, and to interpret the terms of the Plan and the award agreements. The administrator also has the authority to amend the terms of any outstanding awards, and to make decisions with respect to outstanding awards that may become necessary upon a change in control or an event that triggers anti-dilution adjustments.

Stock Options

The Plan allows for the grant of incentive stock options that qualify under Section 422 of the Code and non-qualified stock options. The exercise price of all options granted under the Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term of any incentive stock option granted to such employee must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date. Not more than 50,000,000 shares of our Common Stock may be issued pursuant to incentive stock options granted under the Plan. After the continuous service of an option recipient terminates, the recipient’s options may be exercised, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Restricted Stock and Restricted Stock Unit Awards

The Plan allows for the grant of restricted stock awards (shares of Common Stock subject to certain specified restrictions) and restricted stock units (an unsecured promise to deliver shares of Common Stock or other property, subject to certain specified restrictions and vesting criteria), which awards may be granted subject to the terms and conditions determined by the administrator and set forth in the applicable award agreement.

Terms of Awards

The administrator of the Plan determines the provisions, terms and conditions of each award, including vesting schedules, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies and satisfaction of any performance criteria.

Transferability of Awards

The Plan generally allows for the transfer of awards granted under the Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent and in the manner authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under the Plan, the administrator will make adjustments to one or more of the number of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the Plan and any other terms that the administrator determines require adjustment, as authorized in the Plan.

Plan Amendments and Termination

The Plan will automatically terminate 10 years following the date it becomes effective, unless terminated earlier by the Board. Our Board has the authority to amend, suspend or terminate the Plan at any time, subject to stockholder approval in the event such approval is required by applicable law. Rights under any award granted before the amendment or termination of the Plan shall not be impaired by any such amendment or termination of the Plan, unless the recipient otherwise consents in writing.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Stock immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Stock shares in the secondary market.

Absence of Public Market

The Company, which currently has 12 stockholders, is an alternative reporting company under Regulation A+, Tier 2 of the Securities Act. There is no public trading market for the Common Stock of the Company. The Company expects, as an alternative reporting company, to qualify its Common Stock for quotation on the NASDAQ or OTC (Over the Counter) market or other secondary market for which the Company’s common Shares may then qualify, in the discretion of the Board. (See Risk Factors starting on page 7.)

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A+ Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. In accordance with the requirements of Tier 2 of Regulation A+, we are required to publicly file annual, semiannual, and current event reports with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

PART F/S

TABLE OF CONTENTS

 Audited Financial Statements
As of and for the period from February 19, 2019 (inception) through December 31, 2019

Unaudited Condensed Consolidated Financial Statements
for the six months ended June 30, 2020

Independent Auditors’ Report

Board of Directors and Stockholders
Greenfield Groves Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Greenfield Grove Inc. (the “Company”), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from February 19, 2019 (“Inception”) through December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from Inception through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered a loss from operations, has a working capital deficit, has used cash in operations, and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Hall & Company
Irvine, CA
November 20, 2020

GREENFIELD GROVES INC.
BALANCE SHEET

December 31, 2019
Assets
Current assets:
Cash	$234
Inventory	201,567
Prepaid expenses	66,030
Total current assets	267,831

Property & equipment, net	165,230
Total assets	433,061

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$57,560
Accrued compensation and/or related liabilities	386,175
Deferred revenue	101,670
Notes payable, net of discount	27,680
Total current liabilities	573,085

Note payable	32,000
Notes payable, related party	285,728
Dividends payable	10,787
Total liabilities	901,600

Stockholders’ deficit
Preferred stock, par value $0.00001; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding as of December 31, 2019 (liquidation preference of $60,787)	50
Common stock, par value $0.00001; 450,000,000 shares authorized; 70,000,000 shares issued and outstanding as of December 31, 2019	700
Additional paid-in capital	331,295
Accumulated deficit	(800,584)
Total stockholders’ deficit	(468,539)

Total liabilities and stockholders’ deficit	$433,061

The accompanying notes are an integral part of these financial statements.

GREENFIELD GROVES INC.
STATEMENT OF OPERATIONS

February 19, 2019 (inception) to
December 31, 2019

Net sales	$89,705
Cost of goods sold	68,030
Gross profit	21,675

Operating expenses:
Research and development	18,734
Contract labor	225,112
Salaries	386,175
Selling, general and administrative	178,771
Total operating expenses	808,792

Operating Loss	(787,117)

Interest expense	(2,680)
Net (loss)	$(789,797)

Accrued dividends on preferred stock	$10,787

Net loss attributable to common - stockholders	$(800,584)

Net loss per common share, Basic and diluted	$(0.01)

Weighted average common shares outstanding, Basic and diluted	55,777,778

The accompanying notes are an integral part of these financial statements.

GREENFIELD GROVES INC.
STATEMENT OF STOCKHOLDERS’ DEFICIT

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, Inception (February 19, 2019)	-	$-	-	$-	$-	$-	$-
Shares issued to founder at inception	5,000,000	50	50,000,000	500	-	-	550
Fair value of option granted to founder at inception	-	-	-	-	10	-	10
Shares issued for purchase of assets	-	-	20,000,000	200	323,727	-	323,927
Fair value of stock options granted	-	-	-	-	7,558	-	7,558
Dividend for preferred shares	-	-	-	-	-	(10,787)	(10,787)
Net loss	-	-	-	-	-	(789,797)	(789,797)
Balance, December 31, 2019	5,000,000	$50	70,000,000	$700	$331,295	$(800,584)	$(468,539)

The accompanying notes are an integral part of these financial  statements.

GREENFIELD GROVES INC.
STATEMENT OF CASH FLOW
For the period from February 19, 2019 (inception) to
December 31, 2019
OPERATING ACTIVITIES	$(789,797)
Net loss
Adjustments to reconcile net loss to net cash flows provided (used in) operating activities:
Depreciation	8,697
Amortization of debt discount	2,680
Amortization of Stock-based compensation	7,568

Change in operating assets and liabilities:
Inventory	(51,567)
Prepaid expenses	(66,030)
Accounts payable and accrued expenses	57,560
Accrued compensation and related liabilities	386,175
Deferred revenue	101,670
Net cash (used in operating activities	(343,044)

FINANCING ACTIVITIES
Proceeds from notes payable	57,000
Proceeds from notes payable, related party	365,197
Repayment to nots payable, related party	(79,469)
Proceeds from common stock and preferred shares	550
Net cash provided by financing activities	343,278

Net increase in cash	234
Cash beginning of year	-
Cash end of year	234

Supplemental cash flow disclosures:
Interest paid	$-
Income taxes paid	$-

Supplemental disclosure of non-cash transactions:
Fixed assets acquired with common stock	$173,927
Inventory acquired with common stock	$150,000
Dividend payable	$10,787

The accompanying notes are an integral part of these financial  statements.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

Greenfield Groves Inc. (the “Company” or “Greenfield”) was incorporated in the State of Nevada on February 19, 2019 (“Inception”).

The Company’s product lines and telehealth services include: general wellness and medical applications; alternative and holistic medicines combining organically grown botanicals, hemp-derived cannabinoids, and other therapeutic botanical ingredients found in modern-day self and home-care product formulations; traditionally prescribed medicines; and overall mental health and therapeutic services.

Going Concern

This audited financial statement has been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. While the Company has generated revenues, these revenues are not yet sufficient to meet the Company’s ongoing operational overhead. At December 31, 2019, the Company had a working capital deficit of $305,254 and an accumulated deficit of $800,584. The continuation of the Company as a going concern is dependent upon the continued financial support from its officers, directors and founding shareholder, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The recent COVID-19 pandemic could have an adverse impact on the Company going forward.  COVID-19 has caused significant disruptions to the global financial markets, which may severely impact the Company’s ability to raise additional capital and to pursue certain planned business activities. The Company may be required to cease operations if it is unable to finance its’ operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report and is highly uncertain and subject to change. Management is actively monitoring the situation but given the daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects of the COVID-19 outbreak on its operations or financial condition in the next 12 months. There are no assurances that the Company will be able to meet its obligations, raise funds or continue to implement its planned business objectives to obtain profitable operations.

This audited financial statement reflects all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The financial statement does not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are of a normal recurring nature.
Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements – Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The carrying value of cash, prepaid expense, accounts payable, accrued expenses, and notes payable approximate their fair value as of December 31, 2019.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at their historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company routinely assesses the recoverability of all customer and other receivables to determine their collectability and record a reserve when, based on the judgement of management, it is probably that a receivable will not be collected and the amount of the reserve may be reasonably estimated. When collection is no longer pursued, the Company charges uncollectable accounts receivable against the reserve.  The Company did not have accounts receivable at December 31, 2019.

Inventory – Inventory is stated at lower of cost or net realizable value, with cost being determined on an average cost basis. The Company performs an assessment of inventory obsolescence to measure inventory at the lower of cost or net realizable value. Factors considered in the determination of obsolescence include slow-moving or non-marketable items.  No inventory was written off as being obsolete during the period from Inception through December 31, 2019.

Property & Equipment – Equipment is stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Depreciation is provided on a straight-line basis over the assets estimated useful lives. Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the historically-recorded asset cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Furniture and fixtures, computer equipment, and vehicles &  farm equipment generally have estimated useful lives of ten, three, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. During the period from February 19, 2019 (inception) to December 31, 2019, there was no impairment of long-lived assets.

Revenue Recognition – The Company has adopted Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from agreements and contracts by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Costs of revenue consist of the direct expenses incurred to generate revenue. Such costs are recorded as incurred. The Company’s cost of revenue consists primarily of fees associated with production of private label and non-private label products sold, including packaging, materials and production costs.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The majority of the Company’s revenue contracts represent a single performance obligation related to the fulfillment of customer orders for the purchase of its products, which is primarily related to the Company’s customized lines of products. Net sales reflect the transaction prices for these contracts based on the Company’s agreed selling price, which may then be reduced by trade promotional programs, consumer incentives, and allowances and discounts used to incentivize sales growth. The Company recognizes revenue at the point in time that control of the ordered product is transferred to the customer, which is typically upon shipment to the customer or other customer-designated delivery point. The Company accrues for estimated sales returns by customers based on historical sales return results. The computation of the sales return and discount allowances require that management makes certain estimates and assumptions that effect the timing and amounts of revenue and liabilities recorded.

Deferred Revenue – The Company recognizes a contract liability when customer payment precedes the completion of performance obligations.

Research and Development Expense – Research and development costs are charged to expense as incurred and include both internal and external product formulation, costs related to adapting new technology to our existing products and concepts and various conceptual and exploratory projects with respect to packaging and marketing. Research and development expense totaled $18,734 for the period from Inception through December 31, 2019.

Advertising – The Company supports its products with advertising to build brand awareness of the Company’s various products in addition to other marketing programs executed by the Company’s marketing team. The Company believes the continual investment in advertising and associated activities which raise customer and overall consumer awareness is critical to the development and sale of its products. Advertising costs of $2,710 were expensed as incurred during the period from Inception through December 31, 2019.

Stock-Based Compensation – The Company records compensation expense associated with stock options and restricted stock based upon the fair value of stock-based awards as measured at the grant date. The Company determines the award values of stock options using the Black Scholes option pricing model. The expense is recognized by amortizing the fair values on a straight-line basis over the vesting period, adjusted for forfeitures when they occur.

Income Taxes – The Company has adopted ASC Topic 740 – “Income Taxes” ASC Topic 740 which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Concentrations

Revenues

For the period from Inception to December 31, 2019, two customers accounted for 99% of  total gross revenues.

Cost of Sales

For the period from Inception to December 31, 2019 one vendor accounted for approximately 69% of cost of sales.

Recent Accounting Pronouncements - Certain new accounting pronouncements that have been issued are not expected to have a material effect on the Company’s financial statements.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

3.	ASSET PURCHASE AGREEMENT

On October 1, 2019 the Company closed an Asset Purchase Agreement with William Joshua White to purchase certain assets for $323,927, the deemed fair value.  The Company issued 20,000,000 shares of restricted common stock in full satisfaction of the purchase price.

The following table presents the allocation of the purchase price to the assets acquired.

Inventory	$150,000
Machine and equipment	173,927
Assets acquired	$323,927

4.	INVENTORY

Inventory as of December 31, 2019  was comprised of the following:

Packaging materials	$18,174
Finished goods	183,393
$201,567

5.	PROPERTY & EQUIPMENT

Property and equipment, net, as of December 31, 2019 was as follows :

Farm equipment	$173,927
Less: accumulated depreciation	(8,697)
$165,230

Depreciation expense for the period from Inception through December 31, 2019  was $8,697.

6.	NOTES PAYABLE

The Company entered into promissory notes with various third party lenders during December 31, 2019.

Details of notes payable at December 31, 2019  were as follows:
December 31, 2019
Unsecured promissory notes (a), (b), (d)	$32,000
Secured promissory notes (c)	28,500
Less: debt discount	(820)
Total promissory notes	59,680
Less: current portion	(27,680)
Total long-term notes payable	$32,000

(a)
On July 7 and July 17, 2019, respectively, the Company entered into two unsecured promissory notes with a third party, each note having a face value of $12,000.  The notes are non-interest bearing and mature three years from the respective dates of issue.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

6.	NOTES PAYABLE (continued)

(b)	On December 10, 2019 the Company entered a further note with the same lender as Note 6(a) for $3,000. The note is non-interest bearing and matures three years from the date of issue.

(c)
On November 12, 2019, the Company entered into a secured promissory note with a face value of $28,500, and net proceeds of $25,000, maturing on January 15, 2020. Security for the note included a Corporate Guarantee and Security Agreement over all the Company’s assets and by a separate security interest in certain of the Founder’s assets held in a brokerage firm.   Interest on the note is a flat 15% of the net proceeds, increasing to a penalty interest rate of 30% per annum. The note was paid when due.

(d)	On December 10, 2019 the Company entered a note with a third party with a face value of $5,000. The note is non-interest bearing and matures three years from the date of issue.

7.	STOCKHOLDERS EQUITY

Preferred Stock

The Company is authorized to issue 50,000,000 shares of $0.00001 par value preferred stock in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. The Company’s board of directors is authorized, without stockholders’ approval, within any limitations prescribed by law and the Company’s Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Series A Preferred Stock

In fiscal 2019, the Company designated 5,000,000 shares of its Preferred Stock as Series A Preferred Stock (the “Series A Preferred”), par value $0.00001.

Set forth below is a summary of the Series A Certificate of Designation.

Voting

The shares of Series A Preferred Stock outstanding together shall (i) be entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock voting together, (ii) be entitled to vote on all matters on which the holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as the holders of Common Stock, (iii) vote together with the Common Stock as a single class, and (iv) be entitled to receive the same prior notice of any stockholders’ meeting as provided to the holders of Common Stock in accordance with the bylaws of the Corporation.

Dividends

The holders of shares of Series A Preferred shall be entitled to receive/accrue dividends at the rate per annum of $0.0025 per share.  The Company has accrued dividends payable of $10,787 for benefit of its Founder, Lindsay Giguiere, for the period from inception through December 31, 2019.

Right to convert

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into fully paid and non-assessable shares of Common Stock at the rate of ten (10) shares of Common Stock for one (1) share of Series A Preferred Stock.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

7.	STOCKHOLDERS EQUITY (continued)

Series A Preferred Stock (continued)

On February 19, 2019, inception, the Company issued 5,000,000 shares of Series A Preferred at par value to Mrs. Lindsay Giguiere, the founder and sole officer and director as of such date. Based on the startup nature of the Company, such shares were assigned par value.

Common Stock

The Company is authorized to issue up to 450,000,000 shares of common stock (par value $0.00001). As of December 31, 2019, the Company had 70,000,000  shares of common stock issued and outstanding.

On February 19, 2019, inception, the Company issued 50,000,000 shares of common stock at par value to Mrs. Lindsay Giguiere, the founder and an officer and director.

On October 1, 2019 the Company issued 20,000,000 shares of common stock under an Asset Purchase Agreement. (see Note 3 – Asset Purchase Agreement).  Concurrently Mr. Joshua White was appointed an officer of the Company.

Equity Incentive Plan

On February 19, 2019, the Company adopted the 2019 Equity Incentive Plan (the “Incentive Plan”) with a term of 10 years. A total of 50,000,000 shares of Common Stock shall be available for the grant of Awards under the Plan. During the terms of the Awards, the Company shall at all times reserve and keep available a sufficient number of shares of Common Stock required to satisfy such Awards. The Incentive Plan is administered by the Board unless a separate delegation to an administrator is made by the Board. Options granted under the Incentive Plan carry a maximum term of 10 years, except to a grantee who is also a 10% beneficial owner at the time of grant, in which case the maximum term is 5 years. In addition, exercise prices of options granted must be within a certain percentage of the closing price on date of grant depending on the level of beneficial ownership of Common Stock of the Company by the grantee.  All vesting conditions are set by the Board or a designated administrator. At December 31, 2019 there were 43,400,000 shares available to be issued under the plan.

8.	STOCK-BASED COMPENSATION

The Company’s stock-based compensation programs are long-term retention awards that are intended to attract, retain, and provide incentives for employees, consultants, officers and directors, and to align stockholder and employee interest. We utilize grants of stock options to achieve those goals.

Summary of Stock Options

On February 19, 2019, inception, under the terms of the 2019 Equity Incentive Plan, the Board granted a non-qualified stock option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of par value ($0.00001) to the Company’s founder, Lindsay Giguiere.  The option vests ratably over thirty-six (36) months and has a term of 10 years.

On October 1, 2019, under the 2019 Equity Incentive Plan, the Board granted additional non-qualified stock options to purchase an aggregate of 5,600,000 shares of common stock at an exercise price of par value ($0.00001) to certain of the Company’s consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

The Company estimated the grant date fair value of the granted stock options based on fair value as of each grant date as opposed to the Black Scholes model because the options were granted to the Company’s founder and initial team of consultants, officers and directors at or near inception, and therefore have been treated as founders shares.  The weighted average fair value of options granted was $0.0134.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

8.	STOCK-BASED COMPENSATION (continued)

The following table summarizes the Company’s stock option activity for the year ended December 31, 2019:

	Number of	Weighted Average	Weighted	Aggregate
	Options	Exercise Price	Average Remaining	Intrinsic
			Contractual Life	Value
Outstanding at inception	-	$-
Granted	6,600,000	0.00001
Exercised	-	-
Outstanding at December 31, 2019	6,600,000	$0.00001	9.67	$106,830
Options exercisable, at December 31, 2019	744,444	$0.00001	9.67	$12,050
Options expected to vest, December 31, 2019	5,855,556	$0.00001	9.67	$94,780

During the Inception through December 31, 2019, the Company recorded $7,568 in stock-based compensation in connection with the vesting of options granted. As of December 31, 2019, total unrecognized compensation cost related to non-vested stock-based compensation arrangements was $83,152, which amount is expected to be recognized over a weighted-average period of 32 months. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the last recorded sale of common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. The amount of aggregate intrinsic value will change based on the value of the Company’s common stock.

9.	RELATED PARTY TRANSACTIONS

(1)	Management compensation and benefits

The Company has entered into employment agreements with its executive officers. The initial term of each employment agreement is for a period of three years, to be extended automatically for successive one-year periods unless terminated earlier by either party upon written notice at least 60 days prior to the end of the initial term or applicable one-year extension period. Lindsay Giguiere, our President and founder is entitled to an annual base salary of $350,000 and William Joshua White, our Vice President, is entitled to an annual base salary of $300,000.  Further,  the executive officers’ salaries will be accrued but not paid until the Board reasonably determines that the Company is in a financial position to pay such salaries without jeopardizing the Company’s ability to continue as a going concern. Each executive is also eligible to receive an annual bonus, in the Board’s discretion.

The employment agreements may be terminated at any time and for any reason by the Company or the executive officer. If the Company terminates the executive officer’s employment for cause, as defined in the agreement, or the executive officer terminates the agreement without good reason, as defined in the agreement, or the executive officer’s employment is terminated due to death or disability, as defined in the agreement, then the executive officer (or the executive officer’s estate and/or beneficiaries, as applicable) will be entitled to any accrued but unpaid base salary and accrued but unused paid time off, reimbursement for unreimbursed expenses properly incurred during the term of employment, and such employee benefits to which the executive officer may be entitled under the Company’s employee benefit plans as of the date of termination. If the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as such terms are defined in the agreement) after the date on which the Board reasonably determines that the Company is in a financial position to pay the executive officers’ salaries, then the executive officer will be entitled to receive, in addition to the accrued amounts described in the foregoing sentence, and subject to certain conditions (including the execution and delivery of a release of claims in favor of the Company and its affiliates, and compliance with certain restrictive covenants), severance compensation from the Company equal to 50% of the executive officer’s then current base salary for one year following termination, and reimbursement for monthly COBRA premiums paid by the executive officer until the earliest of (i) 12 months following the executive officer’s termination date, (ii) the date on which the executive officer is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which the executive officer becomes eligible to receive substantially similar coverage from another employer or other source.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

9.	RELATED PARTY TRANSACTIONS (continued)

The employment agreements may be terminated at any time and for any reason by the Company or the executive officer.

Accrued payroll expenses with respect to our officers and directors as of December 31, 2019 was as follows:

Accrued payroll expenses	$366,667
Accrued payroll taxes	19,508
Total payroll expenses	$386,175

As of December 31, 2019, the Company has accrued expenses for services provided by our President and founder of $291,667. The amount is accrued as recurring payroll from inception to December 31, 2019.

As of December 31, 2019, the Company has accrued expenses for services provided by our Vice President of $75,000. The amount is accrued as recurring payroll from October 1, 2019 (the appointment date) to December 31, 2019.

Further to the Company’s employment of our Founder and CEO, Ms. Lindsay Giguiere the Company has also agreed to reimburse Ms. Giguiere for certain expenses including health insurance and an automobile expense, which amounts totaled $41,759 in the period from Inception to December 31, 2019.  There is no similar arrangement for our Vice President Mr. White.

(2)	Advances and notes payable

The Company entered into a promissory note in the accumulated amount of $285,728 with its Founder on December 31, 2019. The promissory note is unsecured, non-interest bearing and has a term of 3 years.

(3)	Asset Purchase Agreement

On October 1, 2019, the Company entered into an Asset Purchase Agreement with William Joshua White pursuant to which the Company purchased certain agribusiness equipment valued at approximately $173,000, and 50,000 pounds of CBD hemp raw material valued at approximately $150,000 (for a total value of approximately $323,000 for the purchased assets), in exchange for the issuance of 20,000,000 shares of Common Stock.  Concurrently the Company entered into an employment agreement with Mr. White to serve as our Vice President and agribusiness operations manager.

(4)	Reimbursed office space

The Company has agreed to reimburse its Founder, Lindsay Giguiere, for office space at a rate of $1,305 per month with respect to facilities located in Newport Beach, CA. During the period from Inception to December 31, 2019 a total of $15,560 has been expensed as office rent in respect to this agreement.

10.	INCOME TAXES

The income tax expense (benefit) consisted of the following for the fiscal year ended December 31, 2019:

December 31, 2019
Total current	$-
Total deferred	-
$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following is a reconciliation of the expected statutory federal income tax and state income tax provisions to the actual income tax benefit for the period from Inception to December 31, 2019:

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

10.	INCOME TAXES (continued)

December 31, 2019
Expected benefit at federal statutory rate	168,000
Change in valuation allowance	(168,000)
$-

Significant components of the Company’s deferred tax assets and liabilities were as follows for period from Inception to  December 31, 2019:

December 31, 2019
Deferred tax assets:
Net operating loss carryforwards	$168,100
Total deferred tax assets	168,100

Less valuation allowance	(168,100)
Net deferred tax assets (liabilities)	$-

During the year ended December 31, 2019 the Company recognized no amounts related to tax interest or penalties related to uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions. The Company currently has no year under examination by any jurisdiction.

As of December 31, 2019, the Company estimates it has approximately $800,000 in US Federal net operating loss carryforwards, which will begin to expire in 2029.

11.	COMMITMENTS AND CONTINGENCIES

Indemnification

We have entered  into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Litigation

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of the Company’s management, the outcome of such matters will not have a material effect on the accompanying financial statements.

In September 2019, a private label customer provided the Company with a purchase order totaling approximately $250,000 with respect to various consumer products and provided the Company an initial deposit of approximately $125,000.  Subsequently this customer canceled certain components of the purchase order. In August 2020, the Company and the customer entered into a settlement agreement with respect to the original purchase order and delivered goods, and the customer paid the Company an additional amount of approximately $30,000 for goods received in full and final satisfaction of the order.  The balance of the purchase order was canceled.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

12.	SUBSEQUENT EVENTS

Subsequent to the fiscal year ended December 31, 2019 the Company acquired from the Company’s founder and/or incorporated the following limited liability companies:

Greenfield Grows LLC
Herban Goods LLC
Felicitails LLC
Feravana LLC
Danavi LLC
Smiles For Miles LLC Sensesativa LLC Novus Innovo LLC

The entities have been incorporated in order for the Company to pursue a vertically-integrated agribusiness, consumer products and telehealth service business aimed to improve consumer access to personalized health and wellness solutions through a variety of branded consumer products and telehealth/telemedicine services.  Presently the incorporated entities have no operations outside their formation.

On January 29, 2020, the Company made and delivered a promissory note in the principal amount of $30,000 in favor of LJ Direction LLC, a company owned by Lindsay Giguiere’s father. The promissory note is unsecured, bears interest at the rate of 5% per annum, and matures 3 years following the date of its delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty. In the event of default, the entire unpaid balance of the note will become immediately due and payable and will accrue interest at the rate of 10% per annum until paid in full.

On March 3, 2020, the Company entered into a promissory note with a third party with a face value of $20,000.  The note matures six months from the date of issue and has a flat interest rate for the term of the loan of $2,000, payable upon maturity.

On May 5, 2020, the Company entered into a promissory note with the US Small Business Administration (SBA) for funding in the amount of $127,495 with an interest rate of 1% per annum under the payroll protection program (PPP).  Interest is due Principal and interest payments are deferred during the first six (6) months of the term of this Note (the “Deferral Period”). Interest will continue to accrue on the outstanding principal balance during the Deferral Period.  After proceeds of this Note have been expended by Borrower, but not sooner than eight weeks after the date of initial disbursement on this Note, Borrower may submit to Lender a request for forgiveness of the Loan. Borrower must submit all documentation required by Lender to verify number of full-time equivalent employees and pay rates, as well as the payments on eligible mortgage, lease, and utility obligations, certifying that the documents are true and that Borrower used the forgiveness amount to keep employees and make eligible mortgage interest, rent, and utility payments.

Lender will notify Borrower within 60 days whether all or part of the requested forgiveness of the Loan has been approved.  If the entire principal balance of this Note and accrued interest is not forgiven before the end of the Deferral Period, then the principal balance together with and all accrued and unpaid interest outstanding on the Amortization Commencement Date shall be paid in eighteen (18) monthly payments, commencing in the month immediately following the amortization commencement date.

On June 18, 2020, one of the Company’s contract manufacturers advised the Company they believed they were owed a balance of $15,000 in respect of certain undelivered products for a private label customer which remained in their warehouse.  The Company disagrees with the manufacturer and responded with its accounting records indicating a balance owed to the Company of approximately $24,000. The Company and the vendor have entered into negotiations with respect to the discrepancy between their respective accounting records.

GREENFIELD GROVES INC.
NOTES TO AUDITED FINANCIAL STATEMENTS

13.	SUBSEQUENT EVENTS (continued)

On June 18, 2020, the Company entered into an interest free three year promissory note for a face value of $27,500 with our Vice President.

On August 11, 2020, the Company entered into a loan agreement with the SBA in the amount of $60,400 and bearing interest at a rate of 3.75% per annum for a term of 30 years.   Payments of $295 per month commence 12 months from the date of the note. The Company is required to grant to SBA, the secured party, a continuing security interest in and to any and all “Collateral” to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called “Obligations”). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

The Company entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire a telehealth/patient communications and customer relationship management software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur following the qualification of this Offering Circular by the SEC, once the Company has raised at least $1,000,000 in gross proceeds under this Offering. At the closing, the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, pursuant to which HT’s affiliates will license back the software for the limited purpose of the continuation of their existing medical practice.

Following the closing, if the Company licenses the software to any third party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The acquisition has not yet closed as of November 11, 2020.

On September 16, 2020 the Company and its founder and CEO, Ms. Lindsay Giguiere entered into a further promissory note in the principal amount of $100,000 which funds will be used for ongoing operations.  The note matures three years from issue date, is unsecured and non-interest bearing.

On October 1, 2020, Ms. Jessica Craver joined the Company’s board of directors. Concurrent with her appointment to the Board, Ms. Craver was granted an option to purchase an aggregate of 250,000 shares of the Company’s common stock under the 2019 Equity Incentive Plan at an exercise price of $0.50 per share vesting ratably over thirty-six (36) months and with a term.

On October 1, 2020 the Company granted certain consultants an option to purchase 400,000 shares of the Company’s common stock under the 2019 Equity Incentive Plan at an exercise price of $0.50 per share vesting ratably over thirty-six (36) months and with a term.

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional subsequent events to disclose.

GREENFIELD GROVES INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2020	December 31, 2019
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$220,850	$234
Inventory	-	201,567
Prepaid expenses	22,343	66,030
Total current assets	243,193	267,831

Property and equipment, net	147,838	165,230
Total Assets	$391,031	$433,061

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$88,492	$57,560
Accrued compensation and/or related liabilities	733,925	386,175
Deferred revenue	20,904	101,670
Notes payable	-	27,680
Total current liabilities	843,321	573,085

Notes payable	209,495	32,000
Notes payable, related party	249,775	285,728
Dividends payable	17,020	10,787
Total liabilities	1,319,611	901,600

Stockholders’ deficit
Preferred stock, par value $0.00001, 50,000,000 shares authorized, 5,000,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019 (liquidation preference of $67,021 and $60,787, respectively)	50	50
Common stock, par value $0.00001, 450,000,000 shares authorized, 70,000,000 shares issued and outstanding as at June 30, 2020 and December 31, 2019	700	700
Additional paid in capital	346,412	331,295
Accumulated deficit	(1,275,742)	(800,584)
Total stockholders’ deficit	(928,580)	(468,539)
Total liabilities and stockholders’ deficit	$391,031	$433,061

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GREENFIELD GROVES INC.
STATEMENTS OF CONDENSED CONSOLIDATED OPERATIONS
(Unaudited)

	Three months ended June 30,		Six months Ended June 30,	February 19, 2019 (inception) to June 30,
	2020	2019	2020	2019

Net sales	250,000	45,000	337,046	66,000
Cost of goods sold	194,771	-	278,790	40,708
Gross profit	$55,229	$45,000	$58,256	$25,292

Operating expenses
Research and development expenses	1,339	-	3,834	3,734
Contract labor	35,646	12,645	35,646	209,112
Salaries	173,875	91,631	347,750	122,175
Selling, general and administrative	115,998	15,700	145,577	121,301
Total operating expenses	326,858	119,976	532,807	456,322

Operating loss	(271,629)	(72,976)	(474,551)	(431,030)

Other income (expense)
SBA grant	10,000	-	10,000	-
Interest (expense)	(1,464)	-	(4,374)	-
Total other income (expense), net	8,536	-	5,626	-

Loss before income taxes	(263,093)	(72,976)	(468,925)	(431,030)
Income taxes	-	-	-	-
Net income (loss)	$(263,093)	$(72,976)	$(468,925)	$(431,030)

Accrued dividends on preferred stock	3,117	3,116	6,233	4,486

Net loss attributable to common stockholders	(266,210)	(76,092)	(475,158)	(435,516)

Net income loss per common share, basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average common shares outstanding, basic and diluted	70,000,000	50,000,000	70,000,000	50,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GREENFIELD GROVES INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Unaudited)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2019	5,000,000	$50	70,000,000	$700	$331,295	$(800,584)	$(468,539)
fair value of option granted	-	-	-	-	7,558	-	7,558
Dividend for preferred shares						(3,116)	(3,116)
Loss for the period						(205,832)	(205,832)
Balance, March 31, 2020	5,000,000	50	70,000,000	700	338,853	(1,009,532)	(669,929)
Fair value of option granted	-	-	-	-	7,559	-	7,559
Dividend for preferred shares						(3,117)	(3,117)
Net loss						(263,093)	(263,093)
Balance, June 30, 2020	5,000,000	$50	70,000,000	$700	$346,412	$(1,275,742)	$(928,580)

	Preferred Shares		Common Stock		Additional Paid-in	Accumulated	Total Shareholders
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance, Inception (February 19, 2019)	-	$-	-	$-	$-	$-	$-
Shares issued to founder on inception	5,000,000	50	50,000,000	500	-	-	550
Fair value of option granted to founder at inception	-	-	-	-	10	-	10
Dividend for preferred shares						(1,370)	(1,370)
Net loss	-	-	-	-	-	(358,054)	(358,054)
Balance March 31, 2019	5,000,000	50	50,000,000	500	10	(359,424)	(358,864)
Dividend for preferred shares						(3,116)	(3,116)
Net loss	-	-	-	-	-	(72,976)	(72,976)
Balance, June 30, 2019	5,000,000	$50	50,000,000	$500	$10	$(435,516)	$(434,956)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GREENFIELD GROVES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the six months ended June 30,	For the period from February 19, 2019 (inception) to June 30,
	2020	2019
OPERATING ACTIVITIES:
Net loss	$(468,925)	$(431,030)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation	17,392	-
Stock based compensation	15,117	10
Amortization of debt discount	820	-
Changes in operating assets and liabilities:
Inventory	201,567	-
Prepaid expenses	5,000	(5,000)
Accounts payable and accrued expenses	69,619	25,666
Accrued compensation and related liabilities	347,750	122,175
Deferred revenue	(80,766)	-
Net cash provided by (used in) operating activities	107,574	(288,179)

FINANCING ACTIVITIES:
Proceeds from notes payable	177,495	-
Repayments, notes payable	(28,500)	(785)
Proceeds from notes payable, related parties	106,296	296,296
Repayment, notes payable, related parties	(142,249)	-
Proceeds from common stock and preferred shares	-	550
Net cash provided by financing activities	113,042	296,061

Net increase in cash	220,616	7,882

Cash, beginning of period	234	-
Cash, end of period	$220,850	$7,882

Supplemental cash flow disclosures
Interest paid	$5,000	$-
Income taxes paid	$-	$-

Supplemental disclosure of non-cash transactions:
Prepaid expense offset accounts payable	$38,687	$-
Dividend payable	$6,233	$4,486

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

Greenfield Groves Inc. (the “Company” or “Greenfield”) was incorporated in the State of Nevada on February 19, 2019 (“Inception”).

The Company’s product lines and telehealth services include: general wellness and medical applications; alternative and holistic medicines combining organically grown botanicals, hemp-derived cannabinoids, and other therapeutic botanical ingredients found in modern-day self and home-care product formulations; traditionally prescribed medicines; and overall mental health and therapeutic services.

During the six months ended June 30, 2020 the Company acquired from the Company’s founder and/or incorporated the following limited liability companies:

Herban Goods LLC
Feravana LLC
Smiles For Miles LLC

Going Concern

These unaudited condensed consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. While the Company has generated revenues, these revenues are not yet sufficient to meet the Company’s ongoing operational overhead. At  June 30, 2020, the Company had a working capital deficit of $600,128 and an accumulated deficit of $1,275,742. The continuation of the Company as a going concern is dependent upon the continued financial support from its officers, directors and founding shareholder, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The recent COVID-19 pandemic could have an adverse impact on the Company going forward.  COVID-19 has caused significant disruptions to the global financial markets, which may severely impact the Company’s ability to raise additional capital and to pursue certain planned business activities. The Company may be required to cease operations if it is unable to finance its’ operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report and is highly uncertain and subject to change. Management is actively monitoring the situation but given the daily evolution of the COVID-19 outbreak, the Company is not able to estimate the effects of the COVID-19 outbreak on its operations or financial condition in the next 12 months. There are no assurances that the Company will be able to meet its obligations, raise funds or continue to implement its planned business objectives to obtain profitable operations.

These unaudited condensed consolidated financial statements reflect all adjustments consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

The condensed balance sheet as of December 31, 2019, which has been derived from audited financial statements, and these unaudited condensed financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and include all assets, liabilities, revenues and expenses of the Company and its wholly-owned subsidiary. All material intercompany transactions and balances have been eliminated. These interim unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and notes thereto included in this offering circular on Form 1-A. Certain information required by U.S. GAAP has been condensed or omitted in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The results for the three and six month periods ended June 30, 2020 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2020, or for any future period.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Consolidation – These condensed consolidated financial statements include the accounts of Greenfield Groves Inc. and its wholly owned subsidiaries, Herban Goods LLC, Feravana LLC, Smiles For Miles LLC as of June 30, 2020. All significant intercompany accounting transactions have been eliminated as a result of consolidation. Activities of the subsidiaries are currently limited to costs of formation.

Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements – Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The carrying value of cash, prepaid expense, accounts payable, accrued expense, and notes payable approximate their fair value as of June 30, 2020 and December 31, 2019.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at their historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company routinely assess the recoverability of all customer and other receivables to determine their collectability and record a reserve when, based on the judgement of management, it is probably that a receivable will not be collected, and the amount of the reserve may be reasonably estimated. When collection is no longer pursued, the Company charges uncollectable accounts receivable against the reserve. The Company did not have accounts receivable at June 30, 2020 or December 31, 2019.

Inventory – Inventory is stated at lower of cost or net realizable value, with cost being determined on an average cost basis. The Company performs an assessment of inventory obsolescence to measure inventory at the lower of cost or net realizable value. Factors considered in the determination of obsolescence include slow-moving or non-marketable items. No inventory was written off as being obsolete during in the six months ended June 30, 2020 and during the period from February 19, 2019 (inception) to December 31, 2019.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Property & Equipment – Equipment is stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Depreciation is provided on a straight-line basis over the assets estimated useful lives. Maintenance or repairs are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Furniture and fixtures, computer equipment, and vehicles &  farm equipment generally have estimated useful lives of ten, three, and five years, respectively. Leasehold improvements are depreciated over the shorter of their lease term or their useful life.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. During the period from February 19, 2019 (inception) to December 31, 2019, there was no impairment of long-lived assets.

Revenue Recognition – The Company has adopted  Accounting Standards Codification (‘ASC 606”) — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from agreements and contracts by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Costs of revenue consist of the direct expenses incurred to generate revenue. Such costs are recorded as incurred. The Company’s cost of revenue consists primarily of fees associated with production of private label and non-private label products sold, including packaging, materials and production costs.

The majority of the Company’s revenue contracts represent a single performance obligation related to the fulfillment of customer orders for the purchase of its products, which is primarily related to the Company’s customized lines of products. Net sales reflect the transaction prices for these contracts based on the Company’s agreed selling price, which may then be reduced by trade promotional programs, consumer incentives, and allowances and discounts used to incentivize sales growth. The Company recognizes revenue at the point in time that control of the ordered product is transferred to the customer, which is typically upon shipment to the customer or other customer-designated delivery point. The Company accrues for estimated sales returns by customers based on historical sales return results. The computation of the sales return and discount allowances require that management makes certain estimates and assumptions that effect the timing and amounts of revenue and liabilities recorded.

Deferred Revenue – The Company recognizes a contract liability when customer payment precedes the completion of performance obligations.

Research and Development Expense – Research and development costs are charged to expense as incurred and include both internal and external product formulation, costs related to adapting new technology to our existing products and concepts and various conceptual and exploratory projects with respect to packaging and marketing. Research and development expense totaled $3,834 for the six months ended June 30, 2020 ($3,734 – June 30, 2019).

Advertising – The Company supports its products with advertising to build brand awareness of the Company’s various products in addition to other marketing programs executed by the Company’s marketing team. The Company believes the continual investment in advertising and associated activities which raise customer and overall consumer awareness is critical to the development and sale of its products. Advertising costs of $Nil were expensed as incurred during the six months ended June 30, 2020 ($6,295 June 30, 2019).

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

Stock-Based Compensation – The Company records compensation expense associated with stock options and restricted stock based upon the fair value of stock-based awards as measured at the grant date. The Company determines the award values of stock options using the Black Scholes option pricing model. The expense is recognized by amortizing the fair values on a straight-line basis over the vesting period, adjusted for forfeitures when they occur.

Income Taxes – The Company has adopted ASC Topic 740 – “Income Taxes” ASC Topic 740 which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Concentrations

Revenues

For the six months ended June 30, 2020, two customers accounted for 98% of total gross revenues.

For the period from Inception to December 31, 2019, two customers accounted for 99% of  total gross revenues. .

Cost of Sales

For the six months ended June 30, 2020 one vendor accounted for approximately 39% of cost of sales. A further 53% of costs was related to inventory purchased from an officer of the Company (ref: Note 3 – Asset Purchase Agreement).

For the period from Inception to December 31, 2019 one vendor accounted for approximately 69% of cost of sales.
Recent Accounting Pronouncements - Certain new accounting pronouncements that have been issued are not expected to have a material effect on the Company’s financial statements.

3.	ASSET PURCHASE AGREEMENT

On October 1, 2019 the Company closed an Asset Purchase Agreement with William Joshua White to purchase certain assets for $323,927, the deemed fair value.  The Company issued 20,000,000 shares of restricted common stock in full satisfaction of the purchase price.

The following table presents the allocation of the purchase price to the assets acquired.

Inventory	$150,000
Machine and equipment	173,927
Assets acquired	$323,927

4.	INVENTORY

Inventory as of June 30, 2020 and December 31, 2019 was comprised of the following:

Packaging materials	$-	$18,174
Finished goods	-	183,393
	$-	$201,567

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	PROPERTY & EQUIPMENT

Property and equipment, net, as of June 30, 2020 and December 31, 2019 was as follows :

	June 30, 2020	December 31, 2019
Farm equipment	$173,927	$173,927
Less: accumulated depreciation	(26,089)	(8,697)
	$147,838	$165,230

Depreciation expense for the three months and six months periods ended June 30, 2020 were $8,696 and $17,392, respectively. Depreciation expense for the period from February 19, 2019 (inception) through June 30, 2019 were $0.

6.	NOTES PAYABLE

As at June 30, 2020 and December 31, 2019, respectively, the Company had promissory notes outstanding in the amount of $179,495 and $59,680 with various third party lenders.

Details of notes payable at June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
Unsecured promissory notes (a), (b), (d), (e), (f)	$82,000	$32,000
SBA PPP Loan (g)	127,495	-
Secured promissory notes (c)	-	28,500
Less: debt discount	-	(820)
Total promissory notes	209,495	59,680
Less: current portion	-	27,680
Total long-term notes payable	209,495	$32,000

(a)
On July 7 and July 17, 2019, respectively, the Company entered into two unsecured promissory notes with a third party, each note having a face value of $12,000.  The notes are non-interest bearing and mature three years from the respective dates of issue.

(b)	On December 10, 2019 the Company entered into a further promissory note with the same lender as Note 6(a) for $3,000. The note is non-interest bearing and matures three years from the date of issue.

(c)
On November 12, 2019, the Company entered into a secured promissory note with a face value of $28,500, and net proceeds of $25,000, maturing on January 15, 2020. Security for the note included a Corporate Guarantee and Security Agreement over all the Company’s assets and by a separate security interest in certain of the Founder’s assets held in a brokerage firm. Interest on the note is a flat 15% of the net proceeds, increasing to a penalty interest rate of 30% per annum. The note was paid when due.

(d)	On December 10, 2019 the Company entered a promissory note with a third party with a face value of $5,000. The note is non-interest bearing and matures three years from the date of issue.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	NOTES PAYABLE (continued)

(e)
On March 3, 2020, the Company entered into a promissory note with a third party with a face value of $20,000.  The note matures six months from the date of issue and has a flat interest rate of $2,000 for the term of the loan, payable upon maturity.

(f)
On January 29, 2020, the Company made and delivered a promissory note in the principal amount of $30,000 in favor of LJ Direction LLC, a company owned CEO Lindsay Giguiere’s father. The promissory note is unsecured, bears interest at the rate of 5% per annum, and matures 3 years following the date of its delivery. The Company may repay the outstanding balance under the promissory note at any time without penalty. In the event of default, the entire unpaid balance of the note will become immediately due and payable and will accrue interest at the rate of 10% per annum until paid in full.

(g)
On May 5, 2020, the Company entered into a promissory note with the US Small Business Administration (SBA) for funding in the amount of $127,495 with an interest rate of 1% per annum under the payroll protection program (PPP).  Interest is due Principal and interest payments are deferred during the first six (6) months of the term of this Note (the “Deferral Period”). Interest will continue to accrue on the outstanding principal balance during the Deferral Period.  After proceeds of this Note have been expended by Borrower, but not sooner than eight weeks after the date of initial disbursement on this Note, Borrower may submit to Lender a request for forgiveness of the Loan. Borrower must submit all documentation required by Lender to verify number of full-time equivalent employees and pay rates, as well as the payments on eligible mortgage, lease, and utility obligations, certifying that the documents are true and that Borrower used the forgiveness amount to keep employees and make eligible mortgage interest, rent, and utility payments.

Lender will notify Borrower within 60 days whether all or part of the requested forgiveness of the Loan has been approved.  If the entire principal balance of this Note and accrued interest is not forgiven before the end of the Deferral Period, then the principal balance together with and all accrued and unpaid interest outstanding on the Amortization Commencement Date shall be paid in eighteen (18) monthly payments, commencing in the month immediately following the amortization commencement date.

All of the notes mature in fiscal 2023 or sooner.

7.	STOCKHOLDERS EQUITY

Preferred Stock

The Company is authorized to issue 50,000,000 shares of $0.00001 par value preferred stock in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. The Company’s board of directors is authorized, without stockholders’ approval, within any limitations prescribed by law and the Company’s Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Series A Preferred Stock

In fiscal 2019, the Company designated 5,000,000 shares of its Preferred Stock as Series A Preferred Stock (the “Series A Preferred”), par value $0.00001.

Set forth below is a summary of the Series A Certificate of Designation.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	STOCKHOLDERS EQUITY (continued)

Voting

The shares of Series A Preferred Stock outstanding together shall (i) be entitled to a number of votes equal to 51% of the total number of votes entitled to be cast by holders of Common Stock and Preferred Stock voting together, (ii) be entitled to vote on all matters on which the holders of Common Stock shall be entitled to vote, in the same manner and with the same effect as the holders of Common Stock, (iii) vote together with the Common Stock as a single class, and (iv) be entitled to receive the same prior notice of any stockholders’ meeting as provided to the holders of Common Stock in accordance with the bylaws of the Corporation.

Dividends

The holders of shares of Series A Preferred shall be entitled to receive/accrue dividends at the rate per annum of $0.0025 per share. The Company has accrued dividends payable of $17,021 for benefit of its Founder, Lindsay Giguiere, for the period from inception through June 30, 2020.

Right to convert

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into fully paid and non-assessable shares of Common Stock at the rate of ten (10) shares of Common Stock for one (1) share of Series A Preferred Stock.

On February 19, 2019, inception, the Company issued 5,000,000 shares of Series A Preferred at par value to Ms. Lindsay Giguiere, the founder and sole officer and director as of such date. Based on the startup nature of the Company, such shares were assigned par value. As of June 30, 2020, and December 31, 2019, the Company had 5,000,000 shares of Series A Preferred stock issued and outstanding.

Common Stock

The Company is authorized to issue up to 450,000,000 shares of common stock (par value $0.00001). As of June 30, 2020, and December 31, 2019, the Company had 70,000,000  shares of common stock issued and outstanding.

On February 19, 2019, inception, the Company issued 50,000,000 shares of common stock at par value to Ms. Lindsay Giguiere, the founder and an officer and director.

On October 1, 2019 the Company issued 20,000,000 shares of common stock under an Asset Purchase Agreement. (see Note 3 – Asset Purchase Agreement).  Concurrently Mr. Joshua White was appointed an officer of the Company.

Equity Incentive Plan

On February 19, 2019, the Company adopted the 2019 Equity Incentive Plan (the “Incentive Plan”) with a term of 10 years. A total of 50,000,000 shares of Common Stock shall be available for the grant of Awards under the Plan. During the terms of the Awards, the Company shall at all times reserve and keep available a sufficient number of shares of Common Stock required to satisfy such Awards. The Incentive Plan is administered by the Board unless a separate delegation to an administrator is made by the Board. Options granted under the Incentive Plan carry a maximum term of 10 years, except to a grantee who is also a 10% beneficial owner at the time of grant, in which case the maximum term is 5 years. In addition, exercise prices of options granted must be within a certain percentage of the closing price on date of grant depending on the level of beneficial ownership of Common Stock of the Company by the grantee.  All vesting conditions are set by the Board or a designated administrator.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	STOCK-BASED COMPENSATION

The Company’s stock-based compensation programs are long-term retention awards that are intended to attract, retain, and provide incentives for employees, consultants, officers and directors, and to align stockholder and employee interest. We utilize grants of stock options to achieve those goals. At June 30, 2020 and December 31, 2019 there were 43,400,000 shares available to be issued under the plan.

Summary of Stock Options

On February 19, 2019, inception, under the terms of the 2019 Equity Incentive Plan, the Board granted a stock option to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of par value ($0.00001) to the Company’s founder, Lindsay Giguiere.  The option vests ratably over thirty-six (36) months and has a term of 10 years.

On October 1, 2019, under the 2019 Equity Incentive Plan, the Board granted additional stock options to purchase an aggregate of 5,600,000 shares of common stock at an exercise price of par value ($0.00001) to certain of the

Company’s consultants. The options vest ratably over thirty-six (36) months and have a term of 10 years.

The Company estimated the grant date fair value of the granted stock options based on fair market value as of each grant date as opposed to the Black Scholes model because the options were granted to the Company’s founder and initial team of consultants, officers and directors at or near inception, and therefore have been treated as founders shares. The weighted average fair value of options granted was $0.0134.

The following table summarizes our stock option activity for the six months ended June 30, 2020:

	Number of	Weighted Average	Weighted	Aggregate
	Options	Exercise Price	Average Remaining	Intrinsic
			Contractual Life	Value
Outstanding at inception	-	$-
Granted	6,600,000	0.00001		$106,830
Exercised	-	-
Outstanding at December 31, 2019	6,600,000	$0.00001	9.67	$106,830
Options exercisable, at December 31, 2019	744,444	$0.00001	9.67	$12,050
Options expected to vest at December 31, 2019	5,855,556	$0.00001	9.67	$94,780
Granted	-	-
Exercised	-	-
Outstanding at June 30, 2020	6,600,000	$0.00001	9.17	$106,830
Options exercisable, at June 30, 2020	1,844,444	$0.00001	9.17	$29,855
Options expected to vest at June 30, 2020	4,755,556	$0.00001	9.17	$76,975

During the three and six months ended June 30, 2020, the Company recorded $7,559 and $15,117, respectively, in stock-based compensation in connection with the vesting of options granted.

As of June 30, 2020, total unrecognized compensation cost related to non-vested stock-based compensation arrangements was $68,035 (December 31, 2019 - $83,152), which amount is expected to be recognized over a weighted-average period of 26 months. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the last recorded sale of common stock and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2020. The amount of aggregate intrinsic value will change based on the value of the Company’s common stock.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	RELATED PARTY TRANSACTIONS

Management compensation and benefits

The Company has entered into employment agreements with its executive officers. The initial term of each employment agreement is for a period of three years, to be extended automatically for successive one-year periods unless terminated earlier by either party upon written notice at least 60 days prior to the end of the initial term or applicable one-year extension period. Lindsay Giguiere, our President and founder is entitled to an annual base salary of $350,000 and William Joshua White, our Vice President, is entitled to an annual base salary of $300,000.  Further,  the executive officers’ salaries will be accrued but not paid until the Board reasonably determines that the Company is in a financial position to pay such salaries without jeopardizing the Company’s ability to continue as a going concern. Each executive is also eligible to receive an annual bonus, in the Board’s discretion.   The employment agreements may be terminated at any time and for any reason by the Company or the executive officer.

The employment agreements may be terminated at any time and for any reason by the Company or the executive officer. If the Company terminates the executive officer’s employment for cause, as defined in the agreement, or the executive officer terminates the agreement without good reason, as defined in the agreement, or the executive officer’s employment is terminated due to death or disability, as defined in the agreement, then the executive officer (or the executive officer’s estate and/or beneficiaries, as applicable) will be entitled to any accrued but unpaid base salary and accrued but unused paid time off, reimbursement for unreimbursed expenses properly incurred during the term of employment, and such employee benefits to which the executive officer may be entitled under the Company’s employee benefit plans as of the date of termination. If the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as such terms are defined in the agreement) after the date on which the Board reasonably determines that the Company is in a financial position to pay the executive officers’ salaries, then the executive officer will be entitled to receive, in addition to the accrued amounts described in the foregoing sentence, and subject to certain conditions (including the execution and delivery of a release of claims in favor of the Company and its affiliates, and compliance with certain restrictive covenants), severance compensation from the Company equal to 50% of the executive officer’s then current base salary for one year following termination, and reimbursement for monthly COBRA premiums paid by the executive officer until the earliest of (i) 12 months following the executive officer’s termination date, (ii) the date on which the executive officer is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which the executive officer becomes eligible to receive substantially similar coverage from another employer or other source.

Accrued payroll expenses with respect to our officers and directors as of June 30, 2020 and December 31, 2019 was as follows:

	June 30, 2020	December 31, 2019
Accrued payroll expenses	$691,667	$366,667
Accrued payroll taxes	42,258	19,508
Total payroll expenses	$733,925	$386,175

For the six months ended June 30, 2020, the Company accrued expenses for services provided by our President and founder of $175,000 ($291,667 as at December 31, 2019)   As at June 30, 2020, the total amount owed to our President and founder was $466,667.

For the six months ended June 30, 2020, the Company accrued expenses for services provided by our Vice President of $150,000 ($75,000 as of December 31, 2019). As at June 30, 2020, the amount owed to our Vice President was $225,000.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.	RELATED PARTY TRANSACTIONS (Continued)

Further to the Company’s employment of our Founder and CEO, Ms. Lindsay Giguiere the Company has also agreed to reimburse Ms. Giguiere for certain expenses including health insurance and an automobile expense, which amounts totaled $12,405 for the six months ended June 30, 2020 ( $41,759 for the period from Inception to December 31, 2019). There is no similar arrangement for our Vice President Mr. White.

(2)	Advances and notes payable

The Company entered into a promissory note in the accumulated amount of $285,728 with its Founder on December 31, 2019. The promissory note is unsecured, non-interest bearing and has a term of 3 years. During the six months ended June 30, 2020, the Company received additional advances and repaid certain amounts against the balance owing leaving a balance of $222,275 owing to the Founder as at June 30, 2020, which is reflected on the balance sheet as Notes payable – related party.

On June 18, 2020, the Company entered into an interest free three year promissory note for a face value of $27,500 with our Vice President.  As at June 30, 2020, the balance owing under the note was $27,500 and is reflected on the balance sheet as Notes payable – related party.

(3)	Asset Purchase Agreement

On October 1, 2019, the Company entered into an Asset Purchase Agreement with William Joshua White pursuant to which the Company purchased certain agribusiness equipment valued at approximately $173,000, and 50,000 pounds of hemp raw material valued at approximately $150,000 (for a total value of approximately $323,000 for the purchased assets), in exchange for the issuance of 20,000,000 shares of Common Stock.  Concurrently the Company entered into an employment agreement with Mr. White to serve as our Vice President and agribusiness operations manager.

(4)	Reimbursed office space

The Company has agreed to reimburse its Founder, Lindsay Giguiere, for office space at a rate of $1,305 per month with respect to facilities located in Newport Beach, CA. During the six months ended June 30, 2020 a total of $7,830 has been expensed as office rent under the terms of this agreement (Period from Inception to December 31, 2019  - $15,560).

10.	COMMITMENTS AND CONTINGENCIES

Indemnification

We have entered  into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require the Company to indemnify a director to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for the Company.

Litigation

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of the Company’s management, the outcome of such matters will not have a material effect on the accompanying financial statements.

In September 2019, a private label customer provided the Company with a purchase order totaling approximately $250,000 with respect to various consumer products and provided the Company an initial deposit of approximately $125,000.  Subsequently this customer canceled certain components of the purchase order. In August 2020, the Company and the customer entered into a settlement agreement with respect to the original purchase order and delivered goods, and the customer paid the Company an additional amount of approximately $30,000 for goods received in full and final satisfaction of the order.  The balance of the purchase order was canceled.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	COMMITMENTS AND CONTINGENCIES (continued)

On June 18, 2020, one of the Company’s contract manufacturers advised the Company they believed they were owed a balance of $15,000 in respect of certain undelivered products for a private label customer which remained in their warehouse.  The Company disagrees with the manufacturer and responded with its accounting records indicating a balance owed to the Company of approximately $24,000. The Company and the vendor have entered into negotiations with respect to the discrepancy between their respective accounting records. At June 30, 2020 the Company has not recorded any balance due from or to this entity.

11.	SUBSEQUENT EVENTS

Subsequent to June 30, 2020 the Company acquired from the Company’s founder and/or incorporated the following limited liability companies:

Greenfield Grows LLC
Felicitails LLC
Danavi LLC
Sensesativa LLC
Novus Innovo LLC

The entities have been incorporated in order for the Company to pursue a vertically-integrated agribusiness, consumer products and telehealth service business aimed to improve consumer access to personalized health and wellness solutions through a variety of branded consumer products and telehealth/telemedicine services.  Presently the incorporated entities have no operations outside their formation.

On August 11, 2020, the Company entered into a loan agreement with the SBA in the amount of $60,400 and bearing interest at a rate of 3.75% per annum for a term of 30 years. Payments of $295 per month commence 12 months from the date of the note. The Company is required to grant to SBA, the secured party, a continuing security interest in and to any and all “Collateral” to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called “Obligations”). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

The Company entered into an Asset Purchase Agreement with Healthcare Technologies LLC (“HT”) on September 2, 2020 to acquire a telehealth/patient communications and customer relationship management software platform, which the Company will use to build and launch its own proprietary, cloud-based telehealth/telemedicine services business. Pursuant to the Asset Purchase Agreement, as consideration for the purchased software assets, the Company will pay $500,000 and issue 500,000 shares of Common Stock to HT and/or its assignee at the closing, which is expected to occur following the qualification of this Offering Circular by the SEC, once the Company has raised at least $1,000,000 in gross proceeds under this Offering. At the closing, the Company will enter into a separate licensing agreement with HT’s affiliates, BodyPro Chiropractic and Wellness and Dr. Tony Ganem, pursuant to which HT’s affiliates will license back the software for the limited purpose of the continuation of their existing medical practice. Following the closing, if the Company licenses the software to any third party licensee mutually agreed upon by the parties, the Company will pay to HT a royalty fee equal to 50% of any licensing fees received by the Company from such licensee. The Company will also pay HT an amount equal to 50% of the net profit of any affiliate sales in which the purchased assets are used to generate the sale. The asset acquisition has not yet closed as of November 11, 2020.

GREENFIELD GROVES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	SUBSEQUENT EVENTS (continued)

On September 16, 2020 the Company and its founder and CEO, Ms. Lindsay Giguiere entered into a further promissory note in the principal amount of $100,000 which funds will be used for ongoing operations.  The note matures three years from issue date, is unsecured and non-interest bearing.

On October 1, 2020, Ms. Jessica Craver joined the Company’s board of directors. Concurrent with her appointment to the Board, Ms. Craver was granted an option to purchase an aggregate of 250,000 shares of the Company’s common stock under the 2019 Equity Incentive Plan at an exercise price of $0.50 per share vesting ratably over thirty-six (36) months and with a term of 10 years.

On October 1, 2020 the Company granted certain consultants an option to purchase 400,000 shares of the Company’s common stock under the 2019 Equity Incentive Plan at an exercise price of $0.50 per share vesting ratably over thirty-six (36) months and with a term.

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional subsequent events to disclose.